FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of  April, 2004

Commission file number 0-13391

SAMEX MINING CORP.

_____________________________________________________________________________

(Exact Name of Registrant, as Specified in its Charter

#301 - 32920 Ventura Avenue, Abbotsford, B.C. V2S 6J3

______________________________________________________________________________

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X

Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ____

No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

SAMEX MINING CORP.

        (Registrant)

By:      “Larry D. McLean”

           Vice President, Operations

Dated:  April 19, 2004

April 16, 2004

BC Securities Commission

PO Box 10142 Pacific Centre

701 West Georgia Street

Vancouver, BC

V7Y 1L2

Dear Sirs:

RE:  Annual General Meeting Materials

Please refer to Schedule A, the Auditors' Report and the Audited Financial Statements which are included in the attached Annual Report.

WE HEREBY CERTIFY that a copy of the above referenced materials were mailed on April 16, 2004 to all the registered and non-registered shareholders by the Company's transfer agent, Computershare Trust Company of Canada.  Attached to this filing is the confirmation of mailing letter from Computershare.

Yours truly,

Per:   "Jeffrey P. Dahl"

Per:

"Larry D. McLean"

President

  Vice President, Operations

/blm

cc:

TSX Venture Exchange

Alberta Securities Commission

April 16, 2004

BC Securities Commission

PO Box 10142 Pacific Centre

701 West Georgia Street

Vancouver, BC

V7Y 1L2

Dear Sirs:

RE:  Annual General Meeting Materials

Please refer to Schedules B & C in the attached Annual Report.

WE HEREBY CERTIFY that a copy of the above referenced materials were mailed on April 16, 2004 to all the registered and non-registered shareholders by the Company's transfer agent, Computershare Trust Company of Canada.  Attached to this filing is the confirmation of mailing letter from Computershare.

Yours truly,

Per:   "Jeffrey P. Dahl"

Per:

"Larry D. McLean"

President

  Vice President, Operations

/blm

cc:

TSX Venture Exchange

Alberta Securities Commission

2003 ANNUAL REPORT

For The Year Ended

 November 30, 2003

S  A  M  E  X     M  I  N  I  N  G     C  O  R  P.

Quarterly Report FORM 51-901F

ISSUER DETAILS

For Quarter Ended:

November 30, 2003

Date of Report:

April 5, 2004

Name of Issuer:

SAMEX Mining Corp.

Issuer Address:

#301 - 32920 Ventura Ave.

Abbotsford, BC  V2S 6J3

Issuer Fax Number:

(604) 879-9930

Issuer Phone Number:

(604) 870-9920

Contact Person:

Jeffrey Dahl

Contact Position:

President

Contact Telephone Number:

(604) 870-9920

Website:

www.samex.com

CERTIFICATE

The Three schedules required to complete this Annual Report are attached and the disclosure contained herein has been approved by the Board of Directors.  A copy of this Annual Report will be provided to any shareholder who requests it.

Director's Name: "Jeffrey P. Dahl" Date Signed: April 5, 2004 Director's Name: "Larry D. McLean" Date Signed: April 5, 2004

S  A  M  E  X     M  I  N  I  N  G     C  O  R  P.

CORPORATE HIGHLIGHTS FOR 2003

Purchase of Concessions Covering Gold Prospects - Los Zorros District, Chile

Option to Purchase Additional Concessions - Los Zorros District, Chile

Additional Staking Increased Land Holdings to More Than 42 Sq. Km - Los Zorros District, Chile

$648,633 Expended on the Company's Mineral Interest Acquisitions & Exploration

Debt Eliminated - Convertible Note Debt Converted To Units

$4,699,600 Raised By Private Placements & Exercise of Warrants and Options

FOR DETAILS TURN TO:

 SCHEDULE A - FINANCIAL INFORMATION

SCHEDULE B - SUPPLEMENTARY INFORMATION

SCHEDULE C - MANAGEMENT DISCUSSION, ANALYSIS OF FINANCIAL STATEMENTS

MINERAL EXPLORATION PROPERTIES, NEWS RELEASES

SAMEX is exploring the mineral-rich Cordillera of Bolivia and Chile.  This prolific mining belt hosts some of the world's largest ore bodies.  Objective - Discover and develop precious metal deposits.

SAMEX MINERAL EXPLORATION PROPERTIES

EL DESIERTO - Bolivia Epithermal Gold-Silver Prospect
ESKAPA - Bolivia Epithermal Gold-Silver, Copper Prospects
LOS ZORROS - Chile Gold, Copper, Silver Prospects
SANTA ISABEL - Bolivia Zinc-Silver-Lead-Indium-Copper-Gold Targets
WALTER - Bolivia Vein/Intrusion Gold-Silver-Lead-Zinc-Copper-Bismuth
WARA WARA - Bolivia Sediment-Hosted Zinc-Silver-Lead-Copper Targets
YARETANI - Bolivia Shear & Sediment-Hosted Gold Targets

SAMEX trades in Canada on the TSX Venture Exchange - symbol: SXG

SAMEX is quoted in the United States on the NASD OTC Bulletin Board - symbol: SMXMF

See www.samex.com for news releases and additional information.

SCHEDULE A:

 FINANCIAL INFORMATION

SAMEX MINING CORP.

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2003

(EXPRESSED IN CANADIAN DOLLARS)

STEELE & CO.*

CHARTERED ACCOUNTANTS

*Representing incorporated professionals

SUITE 808

TELEPHONE:

(604) 687-8808

808 WEST HASTINGS STREET

TELEFAX:

(604) 687-2702

VANCOUVER, B.C., CANADA V6C 1C8

EMAIL:

email@steele-co.ca

AUDITORS' REPORT

To the Shareholders

 of Samex Mining Corp.

We have audited the consolidated balance sheets of Samex Mining Corp. (a development stage company) as at November 30, 2003 and 2002 and the consolidated statements of operations and deficit, mineral interests and deferred exploration costs and cash flow for the years ended November 30, 2003, 2002 and 2001 and cumulative to November 30, 2003.  These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at November 30, 2003 and 2002 and the results of its operations and cash flow for each of the years in the three-year period ended November 30, 2003 and cumulative to November 30, 2003 in accordance with Canadian generally accepted accounting principles consistently applied.

Vancouver, Canada March 4, 2004	"STEELE & CO." CHARTERED ACCOUNTANTS

COMMENTS BY AUDITOR FOR U.S. READERS

ON CANADA-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in Note 2 to the financial statements. Our report to the shareholders dated March 4, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

Vancouver, Canada March 4, 2004	"STEELE & CO." CHARTERED ACCOUNTANTS

SAMEX MINING CORP.

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED BALANCE SHEETS - (EXPRESSED IN CANADIAN DOLLARS)

	NOVEMBER 30,
	2003	2002

ASSETS

CURRENT
CASH (NOTE 3)	$3,577,146	$200,181

MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS (NOTE 4)	1,752,722	1,219,437
EQUIPMENT (NOTE 5)	64,187	53,238

	$5,394,055	$1,472,856

LIABILITIES

CURRENT
ACCOUNTS PAYABLE	$31,968	$54,323
ACCOUNTS PAYABLE - RELATED PARTIES	-	20,646
CURRENT PORTION OF NOTES PAYABLE (NOTE 6)	-	290,786

	31,968	365,755

SHAREHOLDERS' EQUITY

SHARE CAPITAL (NOTE 9)
AUTHORIZED
100,000,000 COMMON SHARES WITHOUT PAR VALUE
50,000,000 PREFERRED SHARES (THE RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS ARE TO BE ESTABLISHED BY DIRECTORS' RESOLUTION PRIOR TO EACH ISSUE)

ISSUED
62,671,848 COMMON SHARES
(2002 - 48,823,181 COMMON SHARES)	20,267,064	15,392,464

CONTRIBUTED SURPLUS ARISING FROM STOCK-BASED COMPENSATION (NOTE 9)	408,400	-

DEFICIT	(15,313,377)	(14,285,363)

	5,362,087	1,107,101

	$5,394,055	$1,472,856

APPROVED BY THE DIRECTORS

"Larry McLean"

"Jeffrey Dahl"

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

SAMEX MINING CORP.

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT - (EXPRESSED IN CANADIAN DOLLARS)

	CUMULATIVE
	TO	YEAR ENDED NOVEMBER 30,
	NOVEMBER 30,
	2003	2003	2002	2001

OPERATIONS

ACCOUNTING AND AUDIT	$125,668	$535	$15,559	$26,958
AMORTIZATION	103,215	11,508	5,875	1,121
BANK CHARGES AND INTEREST	(35,582)	(23)	1,176	2,503
CAPITAL TAX	5,835	-	-	-
CONSULTING	118,249	3,292	10,668	8,730
FOREIGN EXCHANGE	(182,715)	10,227	1,552	10,706
INTEREST ON NOTES PAYABLE	137,580	18,550	18,833	33,074
LEGAL	516,977	65,640	28,573	23,337
MINERAL INTERESTS ADMINISTRATION, INVESTIGATION AND EVALUATION	2,857,115	100,748	150,999	236,829
OFFICE, SUPPLIES AND MISCELLANEOUS	751,022	53,871	47,375	65,077
PRINTING	134,413	7,742	5,739	3,383
REGULATORY FEES	169,420	36,977	11,289	19,055
SALARIES AND BENEFITS	2,248,380	231,605	239,467	240,818
SHARE TRANSFER AGENT	75,262	11,555	11,028	6,060
STOCK-BASED COMPENSATION	408,400	408,400	-	-
TRAVEL AND PROMOTION	528,705	52,787	22,479	8,722

NET LOSS FROM OPERATIONS	7,961,944	1,013,414	570,612	686,373

GAIN ON SALE OF MARKETABLE SECURITIES	(8,827)	-	-	(8,827)

MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS WRITTEN OFF	7,360,260	14,600	16,184	339,018

NET LOSS FOR THE PERIOD (NOTE 8)	15,313,377	1,028,014	586,796	1,016,564

DEFICIT BEGINNING OF THE PERIOD	-	14,285,363	13,698,567	12,682,003

DEFICIT END OF THE PERIOD	$15,313,377	$15,313,377	$14,285,363	$13,698,567

NET LOSS PER COMMON SHARE		$.02	$.01	$.03

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

SAMEX MINING CORP.

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF MINERAL INTERESTS

 AND DEFERRED EXPLORATION COSTS - (EXPRESSED IN CANADIAN DOLLARS)

	YEAR ENDED NOVEMBER 30,
	2003	2002	2001

EXPENDITURES FOR THE PERIOD	$547,885	$223,714	$(172)

WRITTEN OFF DURING THE PERIOD
EL DESIERTO - BOLIVIA	(2,103)	(5,681)	(155,001)
WARA WARA - BOLIVIA	(5,589)	(5,761)	(170,630)
WALTER - BOLIVIA	(1,312)	(1,353)	(4,959)
YARETANI - BOLIVIA	(5,596)	(3,389)	(1,070)
ABANDONED PROPERTIES	-	-	(7,358)
BALANCE BEGINNING OF THE PERIOD	1,219,437	1,011,907	1,351,097

BALANCE END OF THE PERIOD	$1,752,722	$1,219,437	$1,011,907

SUMMARY OF DEFERRED COSTS

BOLIVIA
ESKAPA	$1,234,315	$1,154,696	$905,040
EL DESIERTO	1,000	1,000	1,000
WARA WARA	1,000	1,000	1,000
SANTA ISABEL	1,000	1,000	1,000
WALTER	1,000	1,000	1,000
YARETANI	1,000	1,000	1,000
CHILE
EL ZORRO	451,419	-	-
UNALLOCATED ADVANCES	61,988	59,741	101,867

	$1,752,722	$1,219,437	$1,011,907

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

SAMEX MINING CORP.

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF MINERAL INTERESTS

 AND DEFERRED EXPLORATION COSTS - (EXPRESSED IN CANADIAN DOLLARS)

	YEAR ENDED NOVEMBER 30,
	2003	2002	2001

ESKAPA - BOLIVIA

AMORTIZATION	$2,733	$2,733	$-
DRILLING AND SUB-CONTRACTS	907	35,088	360,464
FIELD SUPPLIES	-	13,974	8,685
FOOD AND LODGING	21,604	18,178	27,520
FUEL	-	315	9,792
GEOLOGY, MAPPING AND SURVEYS	46,044	109,847	153,052
LEGAL	283	823	1,329
PROPERTY CLAIMS	8,632	4,608	3,134
REPAIRS AND MAINTENANCE	-	2,844	3,508
SITE ADMINISTRATION	-	416	3,240
TRAVEL	2,841	18,505	8,321
RECOVERY OF COSTS	(3,425)	(57,675)	(584,371)
RE-ACQUISITION OF INTEREST	-	100,000	-

	$79,619	$249,656	$(5,326)

EL DESIERTO - BOLIVIA

AMORTIZATION	$-	$-	$(260)
DRILLING AND SUB-CONTRACTS	-	-	12,726
FOOD AND LODGING	-	-	470
FUEL	-	-	503
LEGAL	-	-	248
PROPERTY CLAIMS	2,103	5,681	7,220
REPAIRS AND MAINTENANCE	-	-	1,292
RECOVERY OF COSTS	-	-	(17,160)

	$2,103	$5,681	$5,039

WARA WARA - BOLIVIA

AMORTIZATION
DRILLING AND SUB-CONTRACTS	$-	$-	$419
FOOD AND LODGING	-	-	123
FUEL	-	-	132
LEGAL	-	-	(3,661)
PROPERTY CLAIMS	5,589	5,761	3,718
REPAIRS AND MAINTENANCE	-	-	4

	$5,589	$5,761	$735

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

SAMEX MINING CORP.

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF MINERAL INTERESTS

 AND DEFERRED EXPLORATION COSTS - (EXPRESSED IN CANADIAN DOLLARS)

	YEAR ENDED NOVEMBER 30,
	2003	2002	2001

WALTER - BOLIVIA

DRILLING AND SUB-CONTRACTS	$-	$-	$198
PROPERTY CLAIMS	1,312	1,353	4,761

	$1,312	$1,353	$4,959

YARENTI - BOLIVIA

DRILLING AND SUB-CONTRACTS	$-	$-	$1,959
FOOD AND LODGING	-	-	296
FUEL	-	-	318
LEGAL	-	-	44
PROPERTY CLAIMS	5,596	3,389	(1,561)
REPAIRS AND MAINTENANCE	-	-	14

	$5,596	$3,389	$1,070

EL ZORRO - CHILE

DRILLING AND SUB-CONTRACTS	$138,354	$-	$-
FIELD SUPPLIES	17,194	-	-
FOOD AND LODGING	39,448	-	-
GEOLOGY, MAPPING AND SURVEYS	95,686	-	-
MINERAL INTEREST	123,905	-	-
SITE ADMINISTRATION	11,418	-	-
TRAVEL	25,414	-	-

	$451,419	$-	$-

ABANDONED PROPERTIES

AGUA DE CASTILLA - BOLIVIA	$-	$-	$1,923
SORA SORA - BOLIVIA	-	-	5,435

	$-	$-	$7,358

OTHER

EXPLORATION ADVANCES (RECOVERIES)	$2,247	$(42,126)	$(14,007)

EXPENDITURES FOR THE PERIOD	$547,885	$223,714	$(172)

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

SAMEX MINING CORP.

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOW - (EXPRESSED IN CANADIAN DOLLARS)

	CUMULATIVE TO
	NOVEMBER 30,	YEAR ENDED NOVEMBER 30,
	2003	2003	2002	2001

CASH PROVIDED (USED) BY

OPERATING ACTIVITIES
NET LOSS FOR THE PERIOD	$(15,313,377)	$(1,028,014)	$(586,796)	$(1,016,564)
ADD NON-CASH ITEMS
COMMON SHARES - FOR SERVICES	29,300	-	-	-
MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS WRITTEN OFF	7,360,260	14,600	16,184	339,018
AMORTIZATION	103,215	11,508	5,875	1,121
STOCK-BASED COMPENSATION	408,400	408,400	-	-

	(7,412,202)	(593,506)	(564,737)	(676,425)
CHANGES IN NON-CASH WORKING CAPITAL ITEMS
CURRENT ASSETS	-	-	-	3,000
CURRENT LIABILITIES	369,056	(43,001)	(210,619)	272,642

	(7,043,146)	(636,507)	(775,356)	(400,783)

FINANCING ACTIVITIES
NOTES PAYABLE	300,000	(90,786)	(9,411)	33,074
COMMON SHARES - FOR CASH	19,525,676	4,674,600	1,046,430	479,000
SHARE SUBSCRIPTIONS	-	-	-	(40,000)

	19,825,676	4,583,814	1,037,019	472,074

INVESTING ACTIVITIES
MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS	(8,772,854)	(533,872)	(153,504)	22,332
EQUIPMENT	(432,530)	(36,470)	(19,013)	-

	(9,205,384)	(570,342)	(172,517)	22,332

CHANGE IN CASH FOR THE PERIOD	3,577,146	3,376,965	89,146	93,623

CASH BEGINNING OF THE PERIOD	-	200,181	111,035	17,412

CASH END OF THE PERIOD	$3,577,146	$3,577,146	$200,181	$111,035

SUPPLEMENTAL INFORMATION
INTEREST PAID	$137,580	$18,550	$18,833	$33,074

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

 SAMEX MINING CORP.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - NOVEMBER 30, 2003

1.

BASIS OF CONSOLIDATION

These consolidated financial statements include the accounts of the Company and its Canadian, Bahamian, Chilean and Bolivian subsidiaries. The financial statements are expressed in Canadian dollars. The fiscal year ends of the Bolivian subsidiaries is September 30 and the Chilean subsidiary is December 31.

COMPANY

LOCATION

OWNERSHIP

South American Mining & Exploration Corp.

Canada

100%

Samex International Ltd.

Bahamas

100%

Samex S.A.

Bolivia

98%

Bolivex S.A.

Bolivia

98%

Emibol S.A.

Bolivia

99%

Minera Samex Chile S.A.

Chile

99.9%

2.

ACCOUNTING POLICIES

a.

Going Concern Assumptions

These financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.  Different bases of measurement may be appropriate when the Company is not expected to continue operations for the foreseeable future.  As at November 30, 2003, the Company had not commenced operations and is not able to finance day-to-day activities through operations.  The Company's continuation as a going concern is dependent upon its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations.

For the years ended November 30, 2003 and 2002, the Company reported net losses of $1,028,014 and $586,796 respectively.

b.

Estimates and Fair Values

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures.  Although these estimates are based on management's best knowledge of current events and actions the Company may undertake in the future, actual results ultimately may differ from the estimates.  The financial instruments which are reported as assets and liabilities, both recognized and unrecognized, are carried at amounts which approximate fair values.  It is not possible to be certain that all aspects of environmental Issues affecting the Company, if any, have been fully determined or resolved.

c.

Mineral Property Interests and Values

The Company is engaged in the exploration of mineral resource properties and records its investment in mineral property interests at cost or at an ascribed amount if the consideration is treasury shares.  The Company includes in mineral property costs the lease and option payments made on properties that are held under lease and option agreements.  All costs relating to exploration projects are deferred until such time as the projects are put into commercial production, sold or abandoned.

SAMEX MINING CORP.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - NOVEMBER 30, 2003

2.

ACCOUNTING POLICIES (CONTINUED)

c.

Mineral Property Interests and Values (Continued)

The amounts shown for mineral interests and deferred exploration costs represent accumulated or nominal costs and do not necessarily represent present or future values.  The properties and carrying values are subject to periodic review for permanent impairment.  These costs will be amortized to operations over the life of the mineral interests once commercial production levels have been achieved.  The recoverability of these amounts is dependent upon the confirmation of economically recoverable reserves, the ability of the Company to obtain necessary financing to successfully complete their development and upon subsequent profitable production.

d.

Translation of Foreign Currency

Balances denominated in foreign currencies are translated into Canadian dollars as follows:

i.

Monetary assets and liabilities at year end rates;

ii.

All other assets and liabilities at historical rates;

iii.

Revenue and expense transactions at the average rate of exchange prevailing during the year, except for amortization which is translated at historical rates.

Exchange gains or losses arising on these translations are charged to operations in the year in which incurred.

e.

Equipment

Equipment is recorded at cost.  The cost, less the salvage or residual value, is charged to operations or exploration activities over the useful life of the asset on a straight line basis at the following rates:

Office equipment

over 4 to 10 years

Exploration equipment

over 4 to 8 years

Vehicles

over 5 years

f.

Stock-Based Compensation Plans

The Company grants to its directors, employees and consultants incentive stock options to acquire shares in the Company in accordance with the terms of its stock option plan.  For options granted prior to November 30, 2002, no compensation expense is recognized for these options when issued. Any consideration received on the exercise of options is credited to share capital.  For options granted after December 1, 2002, the Company has adopted the new recommendations of the CICA Handbook Section 3870 "Stock-based compensation and other stock-based payments".

g.

Income Taxes

The Company accounts for income taxes whereby the cost (benefit) of current and future income taxes is recognized as income tax expense in the determination of results of operations for the period.  Future income tax liabilities (assets) are the amount of income taxes arising from taxable temporary differences between the tax bases of an asset or liability and its carrying amount in the balance sheet.  Income tax liabilities and assets are recognized when they are more likely than not to be realized and are measured using the income tax rates and laws that are expected to apply at the time of settlement or realization.

SAMEX MINING CORP.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - NOVEMBER 30, 2003

3.

CASH

The Company maintains its cash balances in Canadian, U.S., and Chilean currencies.  At the year end, the Canadian dollar equivalents were as follows:

	2003	2002

Canadian dollars	$3,549,597	$195,827
U.S. dollars
in Canada	1,012	345
in Bolivia	2,242	4,009
Chilean Pesos
in Chile	24,295	-

	$3,577,146	$200,181

4.

MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS

a.

Bolivia

The Company has invested in various properties located in Bolivia.  The mineral interests have been acquired by entering into purchase and option agreements or by staking.  Ownership of some properties is held by a company controlled by a director.  Net smelter royalties (.6% to 3%), net profits interest (1.2%) or net cash flow royalties (5.5% to 16%) have been granted.  The Company re-acquired a 40% interest in the Eskapa Property from a third party for $50,000 (paid), 200,000 common shares issued at a deemed price of $.25 per share and a cash royalty of U.S. $2,000,000 to be paid from production.

b.

Chile

The Company has invested in various properties located in Chile.  The mineral interests have been acquired by entering into purchase and option agreements.  During the year the Company acquired a mineral interest for U.S. $50,000.  The vendor retained a back-in option to earn a 30% to 51% interest in the event that the Company discovers a deposit containing not less than 2,000,000 tonnes of contained equivalent copper on the property.  The Company has an option to acquire additional mineral interests for consideration of U.S. $230,000 (U.S. $30,000 paid).  The remaining option payments are due: October 31, 2004 - U.S. $50,000; October 31, 2005 - U.S. $50,000 and October 31, 2006 - U.S. $100,000.  A 2% net smelter royalty has been retained by the vendor.

5.

EQUIPMENT

		ACCUMULATED	NET BOOK VALUE
	COST	AMORTIZATION	2003	2002

Office equipment	$83,322	$56,766	$26,556	$28,139
Exploration equipment	129,194	114,064	15,130	25,066
Vehicles	85,604	63,103	22,501	33

	$298,120	$233,933	$64,187	$53,238

SAMEX MINING CORP.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - NOVEMBER 30, 2003

6.

NOTES PAYABLE

During the year, the terms of the note payable were amended as follows:

-

the maturity date was extended to July 31, 2005;

-

the conversion term was extended to June 30, 2004; and

-

the conversion price was changed to $.30 per note unit.

Subsequent to the amendment, the holder converted $200,000 into 666,667 note units.  The note units consist of one common share and one share purchase warrant with a one-year term.  One share purchase warrant plus $0.35 entitle the holder to one common share.

7.

RELATED PARTY TRANSACTIONS

During the year, a Canadian director charged the Company $45,542 for legal services, the Company's directors participated in a private placement and acquired 297,500 share purchase warrants at $.40.

8.

INCOME TAXES

The Company has incurred resource-related expenditures and operating losses which are available to reduce future years' taxable income in Canada, Chile and Bolivia.  As at November 30, 2003, Canadian operating losses of approximately $3,999,000 were available for carry forward.  The availability of these losses expires as follows: 2004 - $678,000; 2005 -$511,000; 2006 - $527,000; 2007 - $430,000; 2008 - $490,000; 2009 - $483,000; and 2010-$880,000.  Resource-related expenditures available for carry-forward in Canada amount to approximately $5,600,000.  No future tax benefits have been recognized in the accounts and the losses are not transferrable between the corporate entities and tax jurisdictions.

SAMEX MINING CORP.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - NOVEMBER 30, 2003

9.

SHARE CAPITAL

a. Issued	NUMBER	CONSIDERATION

Balance November 30, 2001	41,000,881	$14,055,144

Private placements
@ $.15 per share	2,120,000	318,000
Warrants exercised
@ $.10 per share	140,000	14,000
@ $.12 per share	30,000	3,600
@ $.15 per share	667,000	100,050
@ $.20 per share	2,176,400	435,280
@ $.25 per share	750,000	187,500
Issued for conversion of notes payable @ $.40 per share	250,000	100,000
Issued for settlement of debt @ $.10 per share	1,408,900	140,890
Issued for re-acquisition of mineral interest @ $.25 per share	200,000	50,000
Share issue costs
Cash	-	(12,000)
Common shares
@ $.15 per share	80,000	-

Balance November 30, 2002	48,823,181	15,392,464

Private placements
@ $.25 per share	2,000,000	500,000
@ $.40 per share	859,000	343,600
@ $.70 per share	2,330,000	1,631,000
@ $1.00 per share	1,000,000	1,000,000
Incentive stock options exercised
@ $.20 per share	350,000	70,000
@ $.40 per share	35,000	14,000
Warrants exercised
@ $.10 per share	1,120,000	112,000
@ $.12 per share	1,100,000	132,000
@ $.15 per share	1,808,000	271,200
@ $.20 per share	4,000	800
@ $.25 per share	2,040,000	510,000
@ $.30 per share	50,000	15,000
@ $.40 per share	250,000	100,000
Issued for conversion of notes payable
@ $.30 per share	666,667	200,000
Share issue costs
Cash	-	(25,000)
Common shares
@ $.25 per share	80,000	-
@ $.40 per share	10,000	-
@ $.70 per share	146,000	-

Balance November 30, 2003	62,671,848	$20,267,064

SAMEX MINING CORP.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - NOVEMBER 30, 2003

9.

SHARE CAPITAL (CONTINUED)

b.

Share Issue Commitments

(i)

Incentive Stock Options

The Company has adopted a stock option plan for which options to acquire up to 10% of the common shares outstanding at the time of the grant may be granted to eligible optionees.  Generally, options granted have a maximum term of five years and an exercise price may not be less than the discounted market price, as prescribed by the policies of the TSX Venture exchange.

BALANCE NOVEMBER 30, 2002	ISSUED (EXERCISED)	BALANCE NOVEMBER 30, 2003	EXERCISE PRICE	TERMS

2,460,000	(35,000)	2,425,000	$.40	April 19, 2005
1,480,000	(350,000)	1,130,000	$.20	March 19, 2007
275,000	-	275,000	$.20	September 12, 2007
50,000	-	50,000	$.20	November 12, 2007
-	50,000	50,000	$.40	August 13, 2008
-	105,000	105,000	$.63	October 15, 2008
-	590,000	590,000	$1.00	November 17, 2008

4,265,000	360,000	4,625,0000

During the year, the Company's directors and officers were granted incentive stock options to acquire 590,000 common shares at $1.00.

Subsequent to the year end, stock options were exercised to acquire 150,000 shares for $60,000 and 150,000 shares for $30,000. Stock options to acquire 330,000 shares at $1.00 per share to February 3,2009 were granted subsequent to the year end.

As at November 30, 2003, the weighted average remaining contractual life of the options is 2.5 years and the weighted average exercise price is $ .41.

SAMEX MINING CORP.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - NOVEMBER 30, 2003

1.

SHARE CAPITAL (CONTINUED)

a.

Share Issue Commitments (Continued)

(ii)

Share Purchase Warrants

BALANCE	ISSUED	BALANCE	EXERCISE PRICE
NOVEMBER 30, 2002	(EXERCISED)	NOVEMBER 30, 2003		TERMS

1,808,000	(1,808,000)	-	$.15	January 30, 2003
1,120,000	(1,120,000)	-	$.10	November 1, 2003
1,100,000	(1,100,000)	-	$.12	November 15, 2003
2,200,000	(2,044,000)	156,000	$.25	March 5, 2004
250,000	(250,000)	-	$.40	June 30, 2004
-	666,667	666,667	$.35	September 11, 2004
-	1,390,000	1,390,000	$.30	June 11, 2005
-	434,500	434,500	$.40	September 15, 2005
-	756,000	756,000	$.80	November 7, 2005
-	482,000	482,000	$.80	November 27, 2005
-	500,000	500,000	$1.05	November 28, 2005

6,478,000	(2,092,833)	4,385,167

Subsequent to the year end, warrants were exercised to acquire 120,000 shares for $30,000, 52,750 shares for $15,825, 400,000 shares for $140,000 and 32,500 shares for $13,000.

As at November 30, 2003, the weighted average remaining contractual life of the share purchase warrants is 1.5 years and the weighted average exercise price is $.55.

c.

Stock-Based Compensation

The Company has elected to measure compensation costs using the fair value-based method for employee and non-employee stock options.  Compensation costs have been determined based on the fair value of the options at the grant date using the Black-Scholes option-pricing model.  The compensation expense of $408,400 has been recorded in the statement of operations for the year.  Under the transitional provisions of the CICA Handbook Section 3870, comparative figures are not required.

The following assumptions were used for the Black-Scholes valuation of stock options granted during the year:

Expected dividend yield

0%

Expected stock price volatility

38%

Risk-free interest rate

3.5%

Expected life of options

5 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

10.

SEGMENTED INFORMATION

The Company is in the business of exploring and developing mineral resource properties located in South America. The Company derives income and incurs costs associated with assets in different geographic locations.

SAMEX MINING CORP.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - NOVEMBER 30, 2003

10.

SEGMENTED INFORMATION (CONTINUED)

Segmented information on the Company's sole industry segment reported by geographic area is as follows:

2003	DOMESTIC		SOUTH AMERICA		TOTAL

Operating expenses
Amortization		$6,805		$4,703		$11,508
Foreign exchange		-		10,227		10,227
Interest on notes payable		18,550		-		18,550
Mineral interests administration, investigation and evaluation		-		100,748		100,748
Salaries		231,605		-		231,605
Stock-based compensation		408,400		-		408,400
Administration and general		210,726		21,650		232,376

Net loss from operations
Mineral interests and deferred exploration costs written off		-		14,600		14,600

Net loss for the year	$		$			$1,028,014
Expenditure for equipment and mineral interests		$3,888		$580,467		$584,355
Equipment and mineral interests		$14,729		$1,802,180		1,816,909
Total assets		$3,565,338		$1,828,717		$5,394,055

2002

Operating expenses
Amortization		$5,875		$-		$5,875
Foreign exchange		-		1,552		1,552
Interest on notes payable		18,833		-		18,833
Mineral interests administration, investigation and evaluation		-		150,999		150,999
Salaries		239,467		-		239,467
Administration and general		153,886		-		153,886

Net loss from operations
Mineral interests and deferred exploration costs written off		-		16,184		16,184

Net loss for the year	$		$		$
Expenditure for equipment and mineral interests		$19,013		$223,714		$242,727
Equipment and mineral interests		$17,646		$1,255,029		$1,272,675
Total assets		$213,818		$1,259,038		$1,472,856

SAMEX MINING CORP.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - NOVEMBER 30, 2003

11.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES AND PRACTICES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian basis") which differ in certain material respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the U.S. ("U.S. basis").  Had the Company followed the U.S. basis, certain items on the consolidated statements of operations and cash flow and consolidated balance sheets would have been reported as follows:

Gains and losses on inter-company foreign currency transactions that are of a long-term investment nature are excluded from net income and deferred as a separate component of shareholder equity.

An assessment of the recoverability of mineral interests and deferred exploration costs is not practical until the existence of commercial reserves is established.  Therefore, the capitalization of those costs does not begin until that time.

Consolidated Statement of Operations	2003	2002	2001

Net loss as shown on the financial statements - Canadian basis	$1,028,014	$586,796	$1,016,564
Deferral of translation gain on inter- company transactions of a long-term investment nature	(30,091)	(1,268)	(11,101)
Write-down of mineral interests and deferred exploration costs without established commercial reserves	533,285	207,530	(339,190)

Net loss - U.S. basis	$1,531,208	$793,058	$$666,273
Basic loss per share - U.S. basis	$.03	$.02	$.02
Weighted average number of common shares outstanding	53,770,098	46,416,823	37,503,798

Consolidated Statement of Cash Flow	2003	2002	2001

Operating activities	$(1,140,288)	$(927,592)	$(367,350)
Financing activities	$4,553,723	$1,035,751	$460,973
Investing activities	$(36,470)	$(19,013)	$-

Consolidated Balance Sheet	2003		2002
	Cdn. Basis	U.S. Basis	Cdn. Basis	U.S. Basis
Assets
Current	$3,577,146	$3,577,146	$200,181	$200,181
Mineral interests	1,752,722	-	1,219,437	-
Capital	64,187	64,187	53,238	53,238

	$5,394,055	$3,641,333	$1,472,856	$253,419

Liabilities
Current	$31,968	$31,968	$365,755	$365,755
Shareholders' equity	5,362,087	3,609,365	1,107,101	(112,336)

	$5,394,055	$3,641,333	$1,472,856	$253,419

SAMEX MINING CORP.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - NOVEMBER 30, 2003

1.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES AND PRACTICES (CONTINUED)

Consolidated Statement of Shareholders' Equity

	COMMON SHARES					TOTAL
			TRANSLATION	CONTRIBUTED		SHAREHOLDERS'
	SHARES	AMOUNT	ADJUSTMENT	SURPLUS	DEFICIT	EQUITY

Balance at November 30, 2000	34,935,881	$13,451,946	$212,984	$-	$(14,246,084)	$(581,154)
Net loss	-	-	-	-	(666,273)	(666,273)
Share subscriptions	-	100,890	-	-	-	100,890
Change in the year	6,065,000	643,198	(11,101)	-	-	632,097

Balance at November 30, 2001	41,000,881	14,196,034	201,883	-	(14,912,357)	(514,440)
Net loss	-	-	-	-	(793,058)	(793,058)
Share subscriptions	-	(140,890)	-	-	-	(140,890)
Change in the year	7,822,300	1,337,320	(1,268)	-	-	1,336,052

Balance at November 30, 2002	48,823,181	15,392,464	200,615	-	(15,705,415)	(112,336)
Net loss	-	-	-	408,400	(1,531,208)	(1,122,808)
Change in the year	13,848,667	4,874,600	(30,091)	-	-	4,844,509

Balance at November 30, 2003	62,671,848	$20,267,064	$170,524	$408,400	$(17,236,623)	$3,609,365

SCHEDULE B

SUPPLEMENTARY INFORMATION

FIRST QUARTER - FOR THE PERIOD ENDED FEBRUARY 28, 2003

Warrants Exercised - During the first quarter of 2003, warrants were exercised for the purchase of 2,832,000 shares for proceeds of $394,000 as detailed in the following table of securities issued.

Stock Options Exercised - During the first quarter of 2003, stock options were exercised for the purchase of 10,000 shares at a price of $0.20 per share for proceeds of $2,000 as detailed in the following table of securities issued.

SECURITIES ISSUED DURING THE FIRST QUARTER - December 1, 2002 to February 28, 2003

Outstanding shares at Nov. 30, 2002 - 48,823,181
Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission/ Finder's Fees
Dec 16/02	Shares	Warrant Ex	233,000	$0.15	$34,950	Cash	N/A
Dec 27/02	Shares	Warrant Ex	289,000	$0.15	$43,350	Cash	N/A
Jan 2/03	Shares	Warrant Ex	111,000	$0.15	$16,650	Cash	N/A
Jan 2/03	Shares	Warrant Ex	20,000	$0.10	$2,000	Cash	N/A
Jan 6/03	Shares	Warrant Ex	20,000	$0.15	$3,000	cash	N/A
Jan 14/03	Shares	Warrant Ex	100,000	$0.15	$15,000	Cash	N/A
Jan 17/03	Shares	Stock Option	10,000	$0.20	$2,000	Cash	N/A
Jan 17/03	Shares	Warrant Ex	500,000	$0.15	$75,000	Cash	N/A
Jan 20/03	Shares	Warrant Ex	250,000	$0.15	$37,500	Cash	N/A
Jan 20/03	Shares	Warrant Ex	55,000	$0.15	$8,250	Cash	N/A
Jan 22/03	Shares	Warrant Ex	300,000	$0.12	$36,000	Cash	N/A
Jan 22/03	Shares	Warrant Ex	250,000	$0.15	$37,500	Cash	N/A
Jan 24/03	Shares	Warrant Ex	700,000	$0.12	$84,000	Cash	N/A
Jan 24/03	Shares	Warrant Ex	4,000	$0.20	$800	Cash	N/A

Outstanding shares at February 28, 2003 - 51,665,181

Purchase of Mineral Concessions - SAMEX purchased 1,475 hectares of mineral concessions covering gold prospects in central Chile for US$50,000 cash (which has been paid). (News Releases No. 1-03 dated January 29, 2003 and No. 2-03 dated March 7, 2003)

Directors And Officers Of The Company - Jeffrey P. Dahl - President & Director, Peter J. Dahl - Chairman & Director, Robert E. Kell - Vice President Exploration & Director, Patricio G. Kyllmann - Director, Allen D. Leschert - Director, Larry D. McLean - Vice President Operations & Director, Brenda L. McLean - Corporate Secretary.

SECOND QUARTER - FOR THE PERIOD ENDED MAY 31, 2003

NO SECURITIES WERE ISSUED DURING THE SECOND QUARTER

Outstanding shares at May 31, 2003 - 51,665,181

THIRD QUARTER - FOR THE PERIOD ENDED AUGUST 31, 2003

Warrant Expiry Date Extended - During the third quarter, the TSX Venture Exchange consented to the extension of the expiry date of an outstanding warrant by one year.  The warrant entitles the holder to purchase 250,000 shares at a price of $0.40 per share if exercised during the term of the warrant which was extended to June 30, 2004.

Stock Options Granted - On August 13, 2003, stock options were granted for the purchase of 50,000 shares at a price of $0.40 per share until expiry August 13, 2008.

Warrants Exercised - During the third quarter of 2003, warrants were exercised for the purchase of 573,000 shares for proceeds of $59,800 as detailed in the following table of securities issued.

Stock Options Exercised - During the third quarter of 2003, stock options were exercised for the purchase of 180,000 shares for proceeds of $36,000 as detailed in the following table of securities issued.  Option on 150,000 of the shares was exercised by two directors of the Company.

Private Placement Completed - SAMEX completed a brokered private placement in which Canaccord Capital Corporation acted as agent in the placement of two million units at a price of $0.25 per unit.  Each unit consists of one common share of SAMEX and one-half of one non-transferable share purchase warrant.  One full warrant entitles the holder to purchase one additional common share at a price of $0.30 per share at any time during the two year term of the warrant which expires June 11, 2005.  The 2,000,000 shares and 1,000,000 warrants were issued June 11, 2003 and are subject to a hold period until October 12, 2003.  The proceeds of the financing will be used for working capital, property acquisition and exploration on the Company's precious metal prospects in Chile.

Canaccord was paid an 8% commission comprised of $20,000 cash and 80,000 Agent's Units at a deemed price of $0.25 per unit, (with the same terms as the private placement units) each Agent's Unit consisting of one common share of SAMEX and one-half of one non-transferable share purchase warrant. One full warrant entitles the holder to purchase one additional common share at a price of $0.30 per share at any time during the two year term of the warrant which expires June 11, 2005.   The Agent's Units, comprised of 80,000 shares and 40,000 warrants, were issued to Canaccord on June 11, 2003 and are subject to a hold period until October 12, 2003.  Canaccord was also issued  400,000 Agent's Warrants (20% of the 2,000,000 private placement units), each Agent's Warrant entitling the holder to purchase one additional common share at a price of $0.30 per share at any time during the two year term of the warrant which expires June 11, 2005.  Canaccord was also paid an administration fee of $5,000.

Convertible Note Amendments - SAMEX agreed to amend the terms of an outstanding $200,000 Convertible Note (dated July 31, 1998) as follows: the Maturity Date of the Convertible Note will be extended for two years until July 31, 2005 (the "Maturity Date"); the conversion term will be extended for one year to June 30, 2004 (the "Expiry Date"), and the conversion price will be amended to $0.30 per unit (the "Conversion Price").  The outstanding Convertible Note principal may be converted, at the option of the holder, any time until June 30, 2004 into 666,667 units ("Note Units").  Each Note Unit consists of one common share of the Company and one non-transferable share purchase warrant (a "Note Warrant").  Each Note Warrant entitles the holder to purchase one additional common share of the Company at a price of $0.35 for a period of one year from the date the Convertible Note is converted.  Interest of $107,725 accrued to July 31, 2003, the original maturity date, was paid to the note-holder.

During the two year extension, the Convertible Note will continue to bear interest at 9% per annum compounded annually, which will be accrued but not payable until July 31, 2005 (the new "Maturity Date"), or at 10% if the principal and interest remain unpaid after the Maturity Date.  If the Convertible Note is converted in whole or in part prior to June 30th, 2004, interest thereon will be reduced to 7%.   At any time prior to the Expiry Date of June 30, 2004, if the price of SAMEX shares trades above $0.45 for 15 (fifteen) consecutive trading days, SAMEX has the option to causing the Convertible Note to be converted into Note Units on the same terms and conditions as are applicable to the note holder.  (See Fourth Quarter - "Convertible Note Converted To Units - Debt Eliminated")

SECURITIES ISSUED DURING THE THIRD QUARTER - June 1 to August 31, 2003

Outstanding shares at May 31, 2003 - 51,665,181
Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission/ Finder's Fees
Jun 11/03	Common Shares	Private Placement	2,000,000 Shares	$0.25	$500,000	Cash	$20,000 cash 80,000 Units $5,000 cash 400,000 Agent's Warrants
	Warrants		1,000,000 Warrants
Jun 11/03	Common Shares	Issued as Commission	80,000 Shares	Deemed$0.25	NIL	Commission for Private Placement	Units Issued for above commission
	Warrants		40,000 Warrants
Jun 11/03	Agent's Warrants	Issued as Commission	400,000 Warrants	N/A	NIL	Commission for Private Placement	Warrants Issued for commission
Aug 12/03	Common Shares	Exercise of Stock Option	30,000	$0.20	$6,000	Cash	N/A
Aug 12/03	Common Shares	Exercise of Warrant	8,000	$0.25	$2,000	Cash	N/A
Aug 13/02	Common Shares	Exercise of Stock Option	50,000	$0.20	$10,000	Cash	N/A
Aug 14/03	Common Shares	Exercise of Warrant	400,000	$0.10	$40,000	Cash	N/A
Aug 14/03	Common Shares	Exercise of Warrant	100,000	$0.10	$10,000	Cash	N/A
Aug 18/03	Common Shares	Exercise of Warrant	65,000	$0.12	$7,800	Cash	N/A
Aug 26/03	Common Shares	Exercise of Stock Option	100,000	$0.20	$20,000	Cash	N/A

Outstanding shares at August 31, 2003 - 54,498,181

Directors And Officers Of The Company - Jeffrey P. Dahl - President & Director, Peter J. Dahl - Chairman & Director, Robert E. Kell - Vice President Exploration & Director, Patricio G. Kyllmann - Director, Allen D. Leschert - Director, Larry D. McLean - Vice President Operations & Director, Brenda L. McLean - Corporate Secretary.

FOURTH QUARTER - FOR THE PERIOD ENDED NOVEMBER 30, 2003

Convertible Note Converted To Units - Debt Eliminated - Under the terms of an outstanding Convertible Note (the "Note"), SAMEX had the option to cause the note-holder to convert the Note into units if the price of SAMEX shares traded above $0.45 for 15 consecutive trading days.  This having occurred, SAMEX elected to have the $200,000 principal of the Note converted into 666,667 units at a price of $0.30 per unit as provided by the terms (see News Release No. 7-03) of the Note.   Each unit consists of one common share of the Company and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share of the Company at a price of $0.35 for a one year period expiring September 11, 2004.  The share/warrant units were issued to the note-holder on September 11, 2003.   Pursuant to the terms of the Note, the note-holder was paid $1,610.96 to cover 7% interest which had accrued on the note to September 11, 2003.  The interest payment and issue of the share/warrant units to the note-holder was full and complete satisfaction of the Note and effectively canceled the Note, eliminating SAMEX's debt.

Directors And Officers Of The Company - Jeffrey P. Dahl - President & Director, Peter J. Dahl - Chairman & Director, Robert E. Kell - Vice President Exploration & Director, Patricio G. Kyllmann - Director, Allen D. Leschert - Director, Larry D. McLean - Vice President Operations & Director, Brenda L. McLean - Corporate Secretary.

Final Payment Completed - Eskapa Buy-Back Agreement - SAMEX completed the final payment of CDN $25,000 due under the buy-back of a 40% interest in the Eskapa property in Bolivia.  In October 2002, SAMEX restored its original 99% interest in the Eskapa property in Bolivia by purchasing-back the 40% joint venture rights earned by International Chalice Resources Inc. ("Chalice") under the Eskapa Property Option Agreement.  Pursuant to the buy-back agreement, SAMEX issued a $25,000 Promissory Note to Chalice to cover the final payment to be paid on or before October 3, 2003.  This $25,000 payment to Chalice was completed September 14, 2003.

Option On Additional Concessions In El Zorro District - Chile - On November 6, 2003, SAMEX signed a formal Option Agreement and made the first option payment to acquire additional mineral concessions covering gold prospects in the El Zorro district.  Under the Option, SAMEX can acquire concessions covering approximately 209 hectares by making option payments totaling US$230,000 as follows:

i)

US$30,000 upon signing of the Option Agreement (which has been paid).

ii)

US$50,000 by October 31, 2004;

iii)

US$50,000 by October 31, 2005;

iv)

US$100,000 by October 31, 2006.

The concessions are subject to a Net Smelter Return Royalty of 2% on gold and silver, 1.5% on copper, and 1.5% on other payable minerals, if the US$ price per pound of the mineral is less than US$1 or 2% if the US$ price per pound of the mineral is US$1 or greater.  The concessions are subject to Advance Royalty payments to a maximum of US$500,000 payable as follows:

i)

US$100,000 on December 31, 2007;

ii)

US$100,000 on December 31, 2008;

iii)

US$100,000 on December 31, 2009;

iv)

US$100,000 on December 31, 2010;

v)

US$100,000 on December 31, 2011.

All Advance Royalty payments would be recoverable through deductions from future N.S.R. Royalty payments.  SAMEX has an option to buyout the complete N. S. R. Royalty at any time for US$1,800,000.

Private Placement Completed - 859,000 units at a price of $0.40 per unit.  Each unit is comprised of one common share and one-half of a share purchase warrant.  One full warrant entitles the holder to purchase an additional common share at a price of $0.40 per share if exercised at any time during the two year term of the warrant which expires September 15, 2005.  The units (859,000 shares and 429,500 full warrants) were issued September 15, 2003 and are subject to a hold period until January 16, 2004.  Four directors of SAMEX were placees for 595,000 units of the private placement.

SAMEX also issued 10,000 units (same terms as the private placement units) to Canaccord Capital Corporation as a finder's fee in relation to the placement of 125,000 units of the private placement.  The finder's fee units (10,000 shares and 5,000 full warrants) were issued September 15, 2003 and are subject to a hold until January 16, 2004.

Private Placement Completed - 1,400,000 units at a price of $0.70 per unit with a Canadian institutional investor.  Each unit is comprised of one common share and one-half of a share purchase warrant.  One full warrant entitles the holder to purchase an additional common share at a price of $0.80 per share if exercised at any time during the two year term of the warrant which expires November 7, 2005.  The units (1,400,000 shares and 700,000 warrants) have been issued and are subject to a hold period until March 8, 2004.  The proceeds of the private placement will be used for exploration/expenditures on the Company's mineral exploration properties and for general working capital.  SAMEX also issued 112,000 units (same terms as the private placement units) to Canaccord Capital Corporation as an 8% finder's fee in relation to the placement of the 1,400,000 units.  The finder's fee units (112,000 shares and 56,000 warrants) are subject to a hold period until March 8, 2004.

Private Placement Completed - 930,000 units at a price of $0.70 per unit.   Each unit is comprised of one common share and one-half of a share purchase warrant.  One full warrant entitles the holder to purchase an additional common share at a price of $0.80 per share if exercised at any time during the two year term of the warrant which expires November 27, 2005.  The units (930,000 shares and 465,000 warrants) have been issued and are subject to a hold period until March 28, 2004.  The proceeds of the private placement will be used for exploration/expenditures on the Company's mineral exploration properties and for general working capital.  SAMEX also issued 34,000 units (same terms as the private placement units) to Canaccord Capital Corporation as an 8% finder's fee in relation to the placement of 425,000 units.  The finder's fee units (34,000 shares and 17,000 warrants) are subject to a hold period until March 28, 2004.

Private Placement Completed - 1,000,000 units at a price of $1.00 per unit with a European institutional investor.   Each unit is comprised of one common share and one-half of a share purchase warrant.  One full warrant entitles the holder to purchase an additional common share at a price of $1.05 per share if exercised at any time during the two year term of the warrant which expires November 28, 2005.  The units (1,000,000 shares and 500,000 warrants) have been issued and are subject to a hold period until March 29, 2004.  The proceeds of the private placement will be used for exploration/expenditures on the Company's mineral exploration properties and for general working capital.

Stock Options Granted - On October 15, 2003, stock options were granted for the purchase of 105,000 shares at a price of $0.63 per share until expiry October 15, 2008.  On November 17, 2003, stock options were granted to directors and officers of the Company for the purchase of 590,000 shares at a price of $1.00 per share until expiry November 17, 2008.  Any shares issued on the exercise of the director/officer's options will be subject to a four-month hold period until March 17, 2004

Stock Options Exercised - During the fourth quarter of 2003, stock options were exercised for the purchase of 195,000 shares for proceeds of $46,000 as detailed in the following table of securities issued.  Option on 150,000 of the shares was exercised by two directors of the Company.

Warrants Exercised - During the fourth quarter, warrants were exercised for the purchase of 2,967,000 shares for proceeds of $687,200 as detailed in the following table of securities issued.

SECURITIES ISSUED DURING THE FOURTH QUARTER - September 1 to November 30, 2003

Outstanding shares at August 31, 2003 - 54,498,181
Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission/ Finder's Fees
Sep 11/03	Common Shares	Convert Promissory Note to Units	666,667 Shares	$0.30	$200,000	Eliminated Promissory Note debt of $200,000	N/A
	Warrants		666,667 Warrants
Sep 11/03	Common Shares	Exercise of Warrant	100,000	$0.10	$10,000	Cash	N/A
Sep 15/03	Common Shares	Private Placement	859,000 Shares	$0.40	$343,600	Cash	10,000 Units (see next entry below)
	Warrants		429,500 Warrants
Sep 15/03	Common Shares	Issued as Finder's Fee	10,000 Shares	Deemed$0.40	NIL	Finder's Fee re above Private Placement	for above Private Placement
	Warrants		5,000 Warrants
Sep 24/03	Common Shares	Exercise of Warrant	50,000	$0.10	$5,000	Cash	N/A
Oct 2/03	Common Shares	Exercise of Warrant	20,000	$0.12	$2,400	Cash	N/A
Oct 7/03	Common Shares	Exercise of Warrant	32,000	$0.25	$8,000	Cash	N/A
Oct 10/03	Common Shares	Exercise of Warrant	150,000	$0.10	$15,000	Cash	N/A
Oct 20/03	Common Shares	Exercise of Warrant	200,000	$0.10	$20,000	Cash	N/A
Oct 23/03	Common Shares	Exercise of Warrant	15,000	$0.12	$1,800	Cash	N/A
Oct 24/03	Common Shares	Exercise of Warrant	100,000	$0.10	$10,000	Cash	N/A
Oct 27/03	Common Shares	Exercise of Stock Option	10,000 L Dahl	$0.20	$2,000	Cash	N/A
Oct 30/03	Common Shares	Exercise of Stock Option	15,000	$0.40	$6,000	Cash	N/A
Nov 5/03	Common Shares	Exercise of Warrant	95,000	$0.40	$38,000	Cash	N/A
Nov 6/03	Common Shares	Exercise of Warrant	50,000	$0.30	$15,000	Cash	N/A
Nov 7/03	Common Shares	Private Placement	1,400,000 Shares	$0.70	980,000	Cash	112,000 Units (see next entry below)
	Warrants		700,000 Warrants
Nov 7/03	Common Shares	Issued as Finder's Fee	112,000 Shares	Deemed $0.70	NIL	Finder's Fee re above Private Placement	for above Private Placement
	Warrants		56,000 Warrants
Nov 13/03	Common Shares	Exercise of Stock Option	50,000	$0.20	$10,000	Cash	N/A
Nov 14/03	Common Shares	Exercise of Warrant	155,000	$0.40	$62,000	Cash	N/A
Nov 20/03	Common Shares	Exercise of Stock Option	20,000	$0.20	$8,000	Cash	N/A
Nov 24/03	Common Shares	Exercise of Warrant	2,000,000	$0.25	$500,000	Cash	N/A
Nov 25/03	Common Shares	Exercise of Stock Option	100,000	$0.20	$20,000	Cash	N/A
Nov 27/03	Common Shares	Private Placement	930,000 Shares	$0.70	930,000	Cash	34,000 Units (see next entry below)
	Warrants		465,000 Warrants

Nov 27/03	Common Shares	Issued as Finder's Fee	34,000 Shares	Deemed $0.70	NIL	Finder's Fee re above Private Placement	for above Private Placement
	Warrants		17,000 Warrants
Nov 28/03	Common Shares	Private Placement	1,000,000 Shares	$1.00	1,000,000	Cash	None
	Warrants		500,000 Warrants

Outstanding shares at November 30, 2003 - 62,671,848

Incentive Share Options were outstanding to acquire 4,625,000 shares at November 30, 2003 as follows:
Optionee	Date of Option	# of Shares	Price	Expiry Date
Jeffrey Dahl	April 19, 2000 March 19, 2002 Sept. 12, 2002 Nov. 17, 2003	300,000 150,000 100,000 125,000	$0.40 $0.20 $0.20 $1.00	April 19, 2005 March 19, 2007 Sept. 12, 2007 Nov. 17, 2008
Peter Dahl	April 19, 2000 March 19, 2002 Nov. 17, 2003	300,000 200,000 75,000	$0.40 $0.20 $1.00	April 19, 2005 March 19, 2007 Nov. 17, 2008
Robert Kell	April 19, 2000 March 19, 2002 Nov. 17, 2003	300,000 200,000 125,000	$0.40 $0.20 $1.00	April 19, 2005 March 19, 2007 Nov. 17, 2008
Larry McLean	April 19, 2000 March 19, 2002 Nov. 17, 2003	300,000 200,000 125,000	$0.40 $0.20 $1.00	April 19, 2005 March 19, 2007 Nov. 17, 2008
Allen Leschert	April 19, 2000 March 19, 2002 Nov. 17, 2003	300,000 100,000 50,000	$0.40 $0.20 $1.00	April 19, 2005 March 19, 2007 Nov. 17, 2008
Patricio Kyllmann	April 19, 2000 March 19, 2002 Nov. 17, 2003	450,000 50,000 50,000	$0.40 $0.20 $1.00	April 19, 2005 March 19, 2007 Nov. 17, 2008
Brenda McLean	April 19, 2000 March 19, 2002 Nov. 17, 2003	150,000 100,000 40,000	$0.40 $0.20 $1.00	April 19, 2005 March 19, 2007 Nov. 17, 2008
Richard Hughes	April 19, 2000	150,000	$0.40	April 19, 2005
Hisao Fujita	April 19, 2000	70,000	$0.40	April 19, 2005
Philip Southam	April 19, 2000 Oct. 15, 2003	15,000 30,000	$0.40 $0.63	April 19, 2005 Oct. 15, 2008
David Montano	April 19, 2000	50,000	$0.40	April 19, 2005
Mario Barrigan	April 19, 2000	30,000	$0.40	April 19, 2005
Victor Flores	April 19, 2000	10,000	$0.40	April 19, 2005
Bill Murphy	March 19, 2002	100,000	$0.20	March 19, 2007
Linda Dahl	March 19, 2002	30,000	$0.20	March 19, 2007
Stephen Scammell	Sept. 12, 2002	75,000	$0.20	Sept. 12, 2007
Geosupply Servicios	Sept. 12, 2002	100,000	$0.20	Sept. 12, 2007
Francisco Vergara	Nov. 12, 2002 Aug. 13, 2003	50,000 50,000	$0.20 $0.40	Nov. 12, 2007 Aug. 13, 2008
James Baughman	Oct. 15, 2003	75,000	$0.63	Oct. 15, 2008
TOTAL OPTIONS at November 30, 2003		4,625,000

SUBSEQUENT TO THE YEAR ENDED NOVEMBER 30, 2003

Stock Options Granted - February 3, 2004, stock options were granted to employees and consultants for the purchase of 330,000 shares at a price of $1.00 per share until expiry February 3, 2009.

Stock Options Exercised - Subsequent to the year end, stock options were exercised for the purchase of 300,000 shares for proceeds of $90,000 as detailed in the following table of securities issued.  Option on 250,000 of the shares was exercised by two directors of the Company.

Warrants Exercised - Subsequent to the year end, warrants were exercised for the purchase of 813,250 shares for proceeds of $262,425 as detailed in the following table of securities issued.

SECURITIES ISSUED SUBSEQUENT TO THE YEAR END

Outstanding shares at November 30, 2003 - 62,671,848
Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission/ Finder's Fees
Dec 2/03	Common Shares	Exercise of Stock Option	50,000	$0.40	$20,000	Cash	N/A
Dec 9/03	Common Shares	Exercise of Stock Option	50,000	$0.20	$10,000	Cash	N/A
Dec 10/03	Common Shares	Exercise of Stock Option	100,000	$0.20	$20,000	Cash	N/A
Dec 10/03	Common Shares	Exercise of Warrant	200,000	$0.35	$70,000	Cash	N/A
Dec 16/03	Common Shares	Exercise of Warrant	100,000	$0.35	$35,000	Cash	N/A
Dec 30/03	Common Shares	Exercise of Warrant	43,875	$0.30	$13,162.5	Cash	N/A
Jan 7/04	Common Shares	Exercise of Warrant	100,000	$0.35	$35,000	Cash	N/A
Feb 9/04	Common Shares	Exercise of Warrant	40,000	$0.25	$10,000	Cash	N/A
Feb 10/04	Common Shares	Exercise of Warrant	7,500	$0.40	$3,000	Cash	N/A
Feb 11/04	Common Shares	Exercise of Warrant	40,000	$0.25	$10,000	Cash	N/A
Feb 12/04	Common Shares	Exercise of Warrant	8,875	$0.30	$2,662.5	Cash	N/A
Feb 19/04	Common Shares	Exercise of Warrant	25,000	$0.40	$10,000	Cash	N/A
Feb 25/04	Common Shares	Exercise of Warrant	40,000	$0.25	$10,000	Cash	N/A
Feb 26/04	Common Shares	Exercise of Stock Option	100,000	$0.40	$40,000	Cash	N/A
Mar 1/04	Common Shares	Exercise of Warrant	36,000	$0.25	$9,000	Cash	N/A
Mar 31/04	Common Shares	Exercise of Warrant	25,000	$0.40	$10,000	Cash	N/A
Mar31/04	Common Shares	Exercise of Warrant	142,000	$0.30	$42,600	Cash	N/A
Apr 2/04	Common Shares	Exercise of Warrant	5,000	$0.40	$2,000	Cash	N/A

Outstanding shares at April 5, 2004 - 63,785,098

RELATED PARTY TRANSACTIONS DURING AND SUBSEQUENT TO FISCAL 2003

During fiscal 2003 we issued 595,000 units, comprised of one common share and one-half of a warrant to purchase an additional common share (aggregate of 595,000 shares and 297,500 warrants), to four directors/officers at a price of $0.40 per unit under a private placement of 859,000 units sold.

On November 17, 2003, stock options were granted to directors and officers of the Company for the purchase of 590,000 shares at a price of $1.00 per share until expiry November 17, 2008.

Allen D. Leschert, one of our directors, provides legal services to us through Leschert & Company Law Corporation. Leschert & Company charged $45,542 for legal services during the fiscal year 2003.

During and subsequent to fiscal 2003, stock options were exercised by Director/Officers as follows:

Name / Position	Date of Stock Option Exercise	Number of Shares Exercised	Price Per Share	Total Cost
Jeffrey Dahl - Director, President, CEO	Aug 13/02	50,000	$0.20	$10,000
Patricio Kyllmann - Director	Aug 26/03	100,000	$0.20	$20,000
Patricio Kyllmann - Director	Nov 13/03	50,000	$0.20	$10,000
Allen Leschert - Director	Nov 25/03	100,000	$0.20	$20,000
Patricio Kyllmann - Director	Dec 9/03	50,000	$0.20	$10,000
Peter Dahl - Director and Chairman	Dec 10/03	100,000	$0.20	$20,000
Patricio Kyllmann - Director	Feb 26/04	100,000	$0.40	$40,000

During and subsequent to fiscal 2003, warrants were exercised by Directors/Officers as follows:

Name / Position	Date of Warrant Exercise	Number of Shares Exercised	Price Per Share	Total Cost
Larry McLean - Director, VP Operations, CFO	Jan. 20, 2003	250,000	$0.15	$37,500
Peter Dahl - Chairman & Director	Oct. 10, 2003	150,000	$0.10	$15,000
Peter Dahl - Chairman & Director	Feb.9, 2004	40,000	$0.25	$10,000
Jeffrey Dahl - Director, President, CEO	Feb. 19, 2004	25,000	$0.40	$10,000
Jeffrey Dahl - Director, President, CEO	Mar 31, 2004	25,000	$0.25	$10,000

Subsequent to the 2003 fiscal year end, the Compensation Committee recommended to the Board of Directors, that a bonus be paid in December 2003 to Senior Officers of the Company who have also been employees of SAMEX since 1995.  It was resolved that in recognition of the continued efforts and long-term service of the Senior Officers/employees of the Company, the Company pay cash bonuses, on a one-time basis and in lieu of any Christmas or other bonus, equal to one month's salary for each of the individual Senior Officers as follows: Jeffrey Dahl, President - $7,000; Robert Kell, Vice President, Exploration - US$7,250; Larry McLean, Vice President, Operations - $6,250; Brenda McLean, Corporate Secretary - $4,375.

DATE OF THIS REPORT - April 5, 2004

SCHEDULE C

PRESIDENT'S LETTER TO THE SHAREHOLDERS

April 5, 2004

To Our Shareholders,

You are a pleasure to serve and I want to thank the many of you who take time to call or write with your admonitions of support and encouragement, it is much appreciated in the office and in the field.  Serving you in our capacity as Directors and Managers has also been significantly more enjoyable with the wind of a precious metals bull market at our backs!

As was hoped and expected, this reinvigorated investor atmosphere has provided us with an opportunity to fortify our exploration treasury.  Through several price-escalating private placements and warrant/option exercising, SAMEX has raised over 4.6 million dollars with which to enhance our underlying exploration assets.  This is the strongest cash position in the Company's near ten year history and we are very grateful for the opportunity that this represents for the years ahead.

Of course in conjunction with the awakened minerals bull market has come more invigorated competition, increased demands of property owners, service contractors and the like.  So, challenges of other stripes are never far behind, but such is life.  Irrespective of that, we do hope to complete several other prudent acquisitions before this year is out.

From the many sacrifices made through the very hard times of several years ago has come a jewel of an opportunity, "Los Zorros".  Acquired early last year, it has been the center of much of our current effort.  Our initial raw hopes for this prospect have been proven timid during this first round of exploration, and if our continuing evaluations at Los Zorros meet or exceed our heightened expectations the SAMEX shareholders will have much to cheer about later in 04.

Many obstacles have been overcome these past years to bring SAMEX closer to our stated goal; "To Discover Significant Economic Mineralization"!  Today it appears that we have made significant progress towards realizing that achievement, having two of the highest quality exploration prospects a team could dream for, Los Zorros and Eskapa, and an abundant budget with which to conduct the next strategic tests.

Thank you again for your interest and support, we are eagerly anticipating the season of drill testing ahead.

Best Regards,

"Jeffrey P. Dahl"

President

  GOLD & SILVER ARE PRECIOUS

SCHEDULE C

MANAGEMENT DISCUSSION

SAMEX Mining Corp. is a junior resource company engaged in the acquisition and exploration of mineral properties in South America, particularly in the countries of Bolivia and Chile.  The Company focuses its exploration activities on the search for precious metal deposits.  SAMEX management is motivated by a strong conviction that gold and silver are precious, valuable "hard assets".   In spite of lackluster precious metal prices of recent years, SAMEX has persistently maintained and declared its strong belief that gold prices are significantly undervalued, having been depressed due to manipulation of the US dollar price of gold.   For centuries, gold and silver were the true measure of value; an honest standard against which fiat currencies and other forms of money were measured.  Over the past half-century, popular financial and investment opinion has rejected precious metals as a "store of wealth" in favour of "paper wealth" like stocks, bonds, securities, debt instruments, futures, derivatives, and paper currencies.   When confidence in paper assets is shaken again, gold and silver will increase in value as a highly sought-after form of wealth and honest money.  Our objective is to be well-positioned to benefit from increases in the value of gold and silver.

The Company holds an interest in six mineral exploration properties in Bolivia; El Desierto, Eskapa, Santa Isabel, Walter, Wara Wara, and Yaretani; and the Los Zorros district gold prospects in Chile (see section titled "Mineral Exploration Properties" for individual property details).  We are an exploration stage company and ha ve no mineral producing properties at this time.  All of our properties are exploration projects, and we receive no revenues from production.  All work presently planned by us is directed at defining mineralization and increasing our understanding of the characteristics and economics of that mineralization.  There is no assurance that a commercially viable ore deposit exists in any of our properties until further exploration work and a comprehensive evaluation based upon unit cost, grade, recoveries and other factors conclude economic feasibility.  The information contained herein respecting our mineral properties is based upon information prepared by, or the preparation of which was supervised by, Robert Kell, a Director and the Vice President-Exploration of SAMEX.  Mr. Kell is a "qualified person" pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.

SAMEX is a reporting issuer in British Columbia and Alberta and trades in Canada on the TSX Venture Exchange under the symbol SXG.   The Company is also quoted in the United States on the NASD OTC Bulletin Board under the symbol SMXMF.

FIRST QUARTER 2003 - FOR THE PERIOD ENDED FEBRUARY 28, 2003

During the first quarter, the Company completed an extensive technical report on the Eskapa property in Bolivia and was involved in the evaluation and acquisition of gold prospects in central Chile.

Eskapa Property, Bolivia - Technical Report Completed, Drill Program Recommended - The extensive volume of data gleaned from exploration at Eskapa over the past several years has been thoroughly reviewed, evaluated and compiled into a comprehensive technical report.  As a result of this detailed study, a drill program involving 4,500 meters of drilling in up to 12 holes has been recommended to test well defined target zones.  We look forward to securing the funding to advance exploration on this exciting precious metal prospect.

Purchase Of Concessions Covering Gold Prospects in "EL Zorro" District, Chile -  Over the past year, SAMEX has been actively visiting and evaluating gold and silver prospect in Chile.   This has been an ideal time to attempt to acquire additional precious metal prospects at fire sale prices in an overlooked, but historically productive, mineral belt in central Chile.  During the first quarter, SAMEX entered into a purchase agreement to acquire approximately 1,475 hectares (3,640 acres) of mineral concessions covering old goldmines and gold showings in the highly prospective "El Zorro" district for US$50,000 cash.  Dubbed the "El Zorro" district by SAMEX, the concessions are situated within a 16 square kilometer (6 square mile) area with numerous small abandoned goldmines and prospects on scattered gold occurrences.  SAMEX is reviewing and evaluating previous mining and exploration in the area in order to plan an exploration program with the objective of discovering several bulk-tonnage gold deposits hosted in extensive breccia zones situated throughout the district.  We are seeking to make additional acquisitions in this belt while favourable property prices/deals are still attainable due to low gold and silver prices.

SAMEX has paid the US$50,000 cash to the vendor to complete the purchase of the concessions.  Because of the vendor's interest in copper, under the purchase agreement, the vendor retained a back-in right to earn an interest in the property in the event that SAMEX discovers a copper deposit containing not less than two million tonnes of contained equivalent copper on or within a half kilometer of the property.  The vendor can elect to exercise the back-in right to earn a 30% interest by reimbursing SAMEX three times the expenditures incurred, and up to 51% interest by  expending 100% of all further costs necessary to complete a bankable feasibility study on the property.  Thereafter, the parties would negotiate a joint venture to carry out development and mining of the property.  (News Release No. 1-03 dated January 29, 2003 and News Release No. 2-03 dated March 7, 2003)

SAMEX continued exploration work, during and subsequent to the quarter, to identify and acquire additional quality precious metal prospects that meet the Company's specific exploration criteria.

Warrants Exercised - During the first quarter of 2003, warrants were exercised for the purchase of 2,832,000 shares for proceeds of $394,000.

Stock Options Exercised - During the first quarter of 2003, stock options were exercised for the purchase of 10,000 shares at a price of $0.20 per share for proceeds of $2,000.

Investor Relations - The Company hosted an exhibit booth at the Gold Conference held in Vancouver, BC during the first quarter.  Additional meetings were held with shareholders, brokers and fund managers.

SECOND QUARTER 2003 - FOR THE PERIOD ENDED MAY 31, 2003

During the second quarter, the Company was active evaluating its San Pedro precious metal prospect in Chile in preparation for an exploration program on the property.  Additional mineral concessions covering precious metal prospects were acquired in Chile through staking or auction.  The Company was also involved in the preparation and filing of its Annual Report; holding its Annual General Meeting; preparation and filing of its Form 20F Annual Report with the US Securities and Exchange Commission; and filing its Annual Information Form (AIF) and a Form 43-101F1 Technical Report on the Eskapa project with the British Columbia and Alberta Securities Commissions.   SAMEX management also held meetings in Vancouver and Toronto to arrange a private placement that was completed subsequent to the second quarter.

San Pedro Precious Metal Prospect, El Zorro District, Chile - During the second quarter, SAMEX commenced evaluation of its 100% owned San Pedro prospect, which is one of several multi-million ounce precious metal exploration targets within the recently acquired, El Zorro district in Chile.

The geologic setting of San Pedro is a gold-mineralized breccia body where sporadic small mining activity has been carried out since the early 1960's.  Initially, exploitation was via shafts and narrow workings exploiting higher grade zones.  Later production came from an irregular open cut that now measures +400-meters long, up to 70-meters across, and up to 20-meters deep.  Several declines were then driven down into the breccia body from the pit floor.  (See www.samex.com for pictures).

SAMEX completed a first-pass, but thorough, evaluation of a data package provided by the previous owners from their intermittent exploration work carried out at the San Pedro gold prospect between 1979 and 1997.  This previous exploration work included: geologic mapping, rock-chip sampling, metallurgical test work, and a limited amount of reverse-circulation drilling in 1991.  According to the previous owner's exploration reports, the gold content of the breccia body is shown by the considerable number of rock-chip sample results (311 samples) to be variable (<0.010g/mt to 37.000 g/mt).  Mineralized material sampled typically contained 1.0 to 6.0 g/mt gold.  Their review of available production records showed the typical tenor of ore shipments to range between 6 to 8 grams/metric ton gold.  Metallurgical tests on bulk samples by the previous owners in 1983 found that 86% recovery of gold could be attained via simple grinding and cyanidization.

Dimensions of the area of exposed breccia outcrops are approximately 500 meters in length and 30 to 120 meters in width.  Based on the geologic mapping, distribution of mine workings, and drilling results, the exploration target at San Pedro is permissive for the discovery of greater than eight million cumulative metric tons of 2.70 g/mt gold per 100 meters of depth (+/-700,000 contained ounces).  The breccia body is open- ended at depth and may continue to the west beneath shallow cover for an additional 500 meters of strike length.  Outcrops, further west of the projected possible covered trace of the breccia, are cut by gold mineralized vein structures.  If present, the possible westward extent of the mineralized breccia would substantially increase the size of the exploration target and be permissive for the discovery of greater than 20 million metric tons per 100 meters of depth (+/-1,750,000 ounces for each 100 meters of depth).

The proposed initial exploration work by SAMEX will be focused on geological mapping, sampling/assaying and outlining the full extent of the breccia body beneath cover followed by a core drilling program of four to six HQ core holes to 200 meters depth each to initially test down into and across the gold-mineralized breccia.

The San Pedro exploration prospect, at El Zorro, is readily accessible from the paved Pan American highway (12kms) and is well situated for mining infrastructure being surrounded by low lying hills and rolling pampa.

The vendor retains a back-in right to earn an interest in the property in the event that  SAMEX discovers a copper deposit containing not less than two million tonnes of contained equivalent copper on or within a half kilometer of the property.  The vendor can elect to exercise the back-in right to earn a 30% interest by reimbursing SAMEX three times the expenditures incurred, and up to 51% interest by  expending 100% of all further costs necessary to complete a bankable feasibility study on the property.  Thereafter, the parties would negotiate a joint venture to carry out development and mining of the property. (For additional details see "Los Zorros Property" in the "Mineral Exploration Properties" section of this Schedule C)

Eskapa Project - Form 43-101F1 Technical Report Filed - The extensive volume of data gleaned from exploration at Eskapa over the past several years has been thoroughly reviewed, evaluated and compiled into a comprehensive technical report which was filed with the Securities Commission during the second quarter.  As a result of this detailed study, a drill program involving 4,500 meters of drilling in up to 12 holes at a cost of US$1,000,000 has been recommended to test well defined target zones.  We look forward to securing the funding required to carry out the recommended drilling on the Eskapa precious metal prospect.  The technical report was written by Robert Kell, who is a Director and the Vice President Exploration of SAMEX.  Mr. Kell is a "qualified person" pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.

Private Placement - During the second quarter, the Company announced a private placement (which was completed subsequent to the quarter) in which Canaccord Capital Corporation acted as agent in the placement of two million units at a price of $0.25 per unit.  Each unit consists of one common share of SAMEX and one-half of one non-transferable share purchase warrant.  One full warrant entitles the holder to purchase one additional common share at a price of $0.30 per share at any time during the two year term of the warrant which expires June 11, 2005.  The proceeds of the financing will be used for working capital, property acquisition and exploration on the Company's precious metal prospects in Chile.

Form 20F Annual Report For The Fiscal Year Ended November 30, 2002 - SAMEX compiled and filed its Form 20F Annual Report, a detailed disclosure document the Company files annually with the United States Securities and Exchange Commission ("SEC") to register its securities in the US (Form 20-F Registration #0-13391).

Annual General Meeting - The Annual General Meeting of the shareholders of SAMEX was held in Abbotsford, BC on May 22, 2003.  The Company's six directors were again elected for the ensuing year.  Directors And Officers Of The Company Are: - Jeffrey P. Dahl - President & Director, Peter J. Dahl - Chairman & Director, Robert E. Kell - Vice President Exploration & Director, Patricio G. Kyllmann - Director, Allen D. Leschert - Director, Larry D. McLean - Vice President Operations & Director, Brenda L. McLean - Corporate Secretary.

Stock Option Plan - The TSX Venture Exchange, under its Stock Option Policy 4.4, requires that all listed companies must adopt a stock option plan.  At the Annual General Meeting, the shareholders passed an ordinary resolution to approve a "rolling" stock option plan under which the Company may reserve up to 10% of its issued and outstanding shares for issuance under the Stock Option Plan (less any shares already issued under existing stock options).  All such options are not transferable and are subject to all necessary regulatory approvals.

Investor Relations - The Company hosted an exhibit booth at the Gold Conference held in Vancouver, BC in June.  Additional meetings were held with brokers and fund managers in Toronto and Vancouver.

THIRD QUARTER 2003 - FOR THE PERIOD ENDED AUGUST 31, 2003

During the third quarter, the Company was active exploring the El Zorro district in Chile.  The Company completed a private placement financing of 2,000,000 units at a price of $0.25 per unit during the third quarter and also arranged an additional private placement of 859,000 units at a price of $0.40 per unit (completed subsequent to the third quarter).

San Pedro Precious Metal Prospect, El Zorro District, Chile - SAMEX continued exploration on the San Pedro prospect, which is one of several multi-million ounce precious metal exploration targets being defined within the  El Zorro district in Chile.  Exploration conducted during and subsequent to the quarter consisted of geologic mapping, surveying, sampling and assaying.  The exploration program is continuing.

Private Placement Completed - During the third quarter, SAMEX completed a brokered private placement in which Canaccord Capital Corporation acted as agent in the placement of two million units at a price of $0.25 per unit.  Each unit consists of one common share of SAMEX and one-half of one non-transferable share purchase warrant.  One full warrant entitles the holder to purchase one additional common share at a price of $0.30 per share at any time during the two year term of the warrant which expires June 11, 2005.  The 2,000,000 shares and 1,000,000 warrants were issued June 11, 2003 and are subject to a hold period until October 12, 2003.  The proceeds of the financing will be used for working capital, property acquisition and exploration on the Company's precious metal prospects in Chile.

Canaccord was paid an 8% commission comprised of $20,000 cash and 80,000 Agent's Units at a deemed price of $0.25 per unit, (with the same terms as the private placement units) each Agent's Unit consisting of one common share of SAMEX and one-half of one non-transferable share purchase warrant. One full warrant entitles the holder to purchase one additional common share at a price of $0.30 per share at any time during the two year term of the warrant which expires June 11, 2005.   The Agent's Units, comprised of 80,000 shares and 40,000 warrants, were issued to Canaccord on June 11, 2003 and are subject to a hold period until October 12, 2003.  In addition, Canaccord was issued  400,000 Agent's Warrants (20% of the 2,000,000 private placement units), each Agent's Warrant entitling the holder to purchase one additional common share at a price of $0.30 per share at any time during the two year term of the warrant which expires June 11, 2005.  Canaccord was also paid an administration fee of $5,000.

Convertible Note/Warrant Amendments - The terms of an outstanding $200,000 Convertible Note (dated July 31, 1998) were amended as follows: the Maturity Date of the Convertible Note was extended for two years until July 31, 2005 (the "Maturity Date"); the conversion term was extended for one year to June 30, 2004 (the "Expiry Date"), and the conversion price was amended to $0.30 per unit (the "Conversion Price").  The outstanding Convertible Note principal may be converted, at the option of the holder, any time until June 30, 2004 into 666,667 units ("Note Units").  Each Note Unit consists of one common share of the Company and one non-transferable share purchase warrant (a "Note Warrant").  Each Note Warrant entitles the holder to purchase one additional common share of the Company at a price of $0.35 for a period of one year from the date the Convertible Note is converted.  The interest accruing to July 31, 2003, the original maturity date, ($107,725) was paid to the note-holder on July 31, 2003.

During the two year extension, the Convertible Note will continue to bear interest at 9% per annum compounded annually, which will be accrued but not payable until July 31, 2005 (the new "Maturity Date"), or at 10% if the

 principal and interest remain unpaid after the Maturity Date.  If the Convertible Note is converted in whole or in part prior to June 30th, 2004, interest thereon will be reduced to 7%.   At any time prior to the Expiry Date of June 30, 2004, if the price of SAMEX shares trades above $0.45 for 15 (fifteen) consecutive trading days, SAMEX has the option to causing the Convertible Note to be converted into Note Units on the same terms and conditions as are applicable to the note holder. Subsequently, SAMEX shares did trade above $0.45 for more than 15 consecutive trading days and, on September 11, 2003, the Convertible note was converted into Units as described below in the Fourth Quarter.

Stock Options Granted - On August 13, 2003, stock options were granted for the purchase of 50,000 shares at a price of $0.40 per share until expiry August 13, 2008.

Investor Relations - The Company hosted an exhibit booth at the Gold Conference held in Vancouver, BC in June.   Meetings were held with brokers and fund managers in Vancouver.

FOURTH QUARTER 2003 - FOR THE PERIOD ENDED NOVEMBER 30, 2003

During the fourth quarter, the Company was active exploring the Los Zorros district in Chile.  The Company also completed four private placement financings raising gross proceeds of $2,974,600 during the fourth quarter.

Los Zorros Property, Chile - During the fourth quarter we were involved in exploration work on our Los Zorros property included an airborne orthographic photo survey over the entire property, ground topographic surveys, detailed geological mapping, rock chip sampling/assaying, surveying/mapping of old workings, mines and prospect pits, and reviews of limited previous drilling by earlier parties (for details, see "Mineral Exploration Properties" - "Los Zorros Property").  We were also active visiting and evaluating additional gold/silver prospects in Chile.  We also equipped and staffed a field office in Copiapo, Chile as a base for the exploration on the Los Zorros property.

Convertible Note Converted To Units - Debt Eliminated - Under the terms of an outstanding Convertible Note (the "Note"), SAMEX had the option to cause the note-holder to convert the Note into units if the price of SAMEX shares traded above $0.45 for 15 consecutive trading days.  This having occurred, SAMEX elected to have the $200,000 principal of the Note converted into 666,667 units at a price of $0.30 per unit as provided by the terms (see News Release No. 7-03) of the Note.   Each unit consists of one common share of the Company and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share of the Company at a price of $0.35 for a one year period expiring September 11, 2004.  The share/warrant units were issued to the note-holder on September 11, 2003.   Pursuant to the terms of the Note, the note-holder was paid $1,610.96 to cover 7% interest which had accrued on the note to September 11, 2003.  The interest payment and issue of the share/warrant units to the note-holder was full and complete satisfaction of the Note and effectively canceled the Note, eliminating SAMEX's debt.

Final Payment Completed - Eskapa Buy-Back Agreement - SAMEX completed the final payment of CDN $25,000 due under the buy-back of a 40% interest in the Eskapa property in Bolivia.  In October 2002, SAMEX restored its original 99% interest in the Eskapa property in Bolivia by purchasing-back the 40% joint venture rights earned by International Chalice Resources Inc. ("Chalice") under the Eskapa Property Option Agreement.  Pursuant to the buy-back agreement, SAMEX issued a $25,000 Promissory Note to Chalice to cover the final payment to be paid on or before October 3, 2003.  This $25,000 payment to Chalice was completed September 14, 2003.

Option On Additional Concessions In Los Zorros District - Chile - On November 6, 2003, SAMEX signed a formal Option Agreement and made the first option payment to acquire additional mineral concessions covering gold prospects in the Los Zorros district.  Under the Option, SAMEX can acquire concessions covering approximately 209 hectares by making option payments totaling US$230,000 as follows:

i)

US$30,000 upon signing of the Option Agreement (which has been paid).

ii)

US$50,000 by October 31, 2004;

iii)

US$50,000 by October 31, 2005;

iv)

US$100,000 by October 31, 2006.

The concessions are subject to a Net Smelter Return Royalty of 2% on gold and silver, 1.5% on copper, and 1.5% on other payable minerals, if the US$ price per pound of the mineral is less than US$1 or 2% if the US$ price per pound of the mineral is US$1 or greater.  The concessions are subject to Advance Royalty payments to a maximum of US$500,000 payable as follows:

i)

US$100,000 on December 31, 2007;

ii)

US$100,000 on December 31, 2008;

iii)

US$100,000 on December 31, 2009;

iv)

US$100,000 on December 31, 2010;

v)

US$100,000 on December 31, 2011.

All Advance Royalty payments would be recoverable through deductions from future N.S.R. Royalty payments.  SAMEX has an option to buyout the complete N. S. R. Royalty at any time for US$1,800,000.

Private Placement Completed - 859,000 units at a price of $0.40 per unit.  Each unit is comprised of one common share and one-half of a share purchase warrant.  One full warrant entitles the holder to purchase an additional common share at a price of $0.40 per share if exercised at any time during the two year term of the warrant which expires September 15, 2005.  The units (859,000 shares and 429,500 full warrants) were issued September 15, 2003 and are subject to a hold period until January 16, 2004.  Four directors of SAMEX were placees for 595,000 units of the private placement.

SAMEX also issued 10,000 units (same terms as the private placement units) to Canaccord Capital Corporation as a finder's fee in relation to the placement of 125,000 units of the private placement.  The finder's fee units (10,000 shares and 5,000 warrants) were issued September 15, 2003 and are subject to a hold period until January 16, 2004.

Private Placement Completed - 1,400,000 units at a price of $0.70 per unit with a Canadian institutional investor.  Each unit is comprised of one common share and one-half of a share purchase warrant.  One full warrant entitles the holder to purchase an additional common share at a price of $0.80 per share if exercised at any time during the two year term of the warrant which expires November 7, 2005.  The units (1,400,000 shares and 700,000 warrants) have been issued and are subject to a hold period until March 8, 2004.  The proceeds of the private placement will be used for exploration/expenditures on the Company's mineral exploration properties and for general working capital.  SAMEX also issued 112,000 units (same terms as the private placement units) to Canaccord Capital Corporation as an 8% finder's fee in relation to the placement of the 1,400,000 units.  The finder's fee units (112,000 shares and 56,000 warrants) are subject to a hold period until March 8, 2004.

Private Placement Completed - 930,000 units at a price of $0.70 per unit.   Each unit is comprised of one common share and one-half of a share purchase warrant.  One full warrant entitles the holder to purchase an additional common share at a price of $0.80 per share if exercised at any time during the two year term of the warrant which expires November 27, 2005.  The units (930,000 shares and 465,000 warrants) have been issued and are subject to a hold period until March 28, 2004.  The proceeds of the private placement will be used for exploration/expenditures on the Company's mineral exploration properties and for general working capital.  SAMEX also issued 34,000 units (same terms as the private placement units) to Canaccord Capital Corporation as an 8% finder's fee in relation to the placement of 425,000 units.  The finder's fee units (34,000 shares and 17,000 warrants) are subject to a hold period until March 28, 2004.

Private Placement Completed - 1,000,000 units at a price of $1.00 per unit with a European institutional investor.   Each unit is comprised of one common share and one-half of a share purchase warrant.  One full warrant entitles the holder to purchase an additional common share at a price of $1.05 per share if exercised at any time during the two year term of the warrant which expires November 28, 2005.  The units (1,000,000 shares and 500,000 warrants) have been issued and are subject to a hold period until March 29, 2004.  The proceeds of the private placement will be used for exploration/expenditures on the Company's mineral exploration properties and for general working capital.

Stock Options Granted - On October 15, 2003, stock options were granted for the purchase of 105,000 shares at a price of $0.63 per share until expiry October 15, 2008.  On November 17, 2003, stock options were granted to directors and officers of the Company for the purchase of 590,000 shares at a price of $1.00 per share until expiry November 17, 2008.

Stock Options Exercised - During the fourth quarter of 2003, stock options were exercised for the purchase of 195,000 shares for proceeds of $46,000 as detailed in the following table of securities issued.  Option on 150,000 of the shares was exercised by two directors of the Company.

Warrants Exercised - During the fourth quarter, warrants were exercised for the purchase of 2,967,000 shares for proceeds of $687,200 as detailed in the following table of securities issued.

Investor Relations - Meetings were held with shareholders, brokers and fund managers

SEE "MINERAL EXPLORATION PROPERTIES" & "NEWS RELEASES" FOR ADDITIONAL INFORMATION

ANALYSIS OF FINANCIAL STATEMENTS

The following discussion of our operating results explains material changes in our consolidated results of operations for the years ended November 30, 2003 and November 30, 2002.  The discussion should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this report.  Management's discussion and analysis of our operating results in this section is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements and notes thereto.  This discussion contains forward-looking statements, the accuracy of which involves risks and uncertainties and our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including, but not limited to, those risk factors described elsewhere in this report.  Our consolidated financial statements attached to this report, have been prepared in Canadian dollars and in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which differ in significant respects from accounting principles generally accepted in the United States ("U.S. GAAP").  As such, this discussion of our financial condition and results of operations is based on the results prepared in accordance with Canadian GAAP.  The significant differences between Canadian GAAP and U.S. GAAP as applicable to our financial statements are summarized in Note 11 to our consolidated financial statements for the year ended November 30, 2003.

Overview - Our business is exploration for minerals.  We do not have any properties that are in production. We have no earnings and, therefore, finance these exploration activities by the sale of our equity securities or through joint ventures with other mineral exploration companies.  The key determinants of our operating results include the following:

(a)

Our ability to identify and acquire quality mineral exploration properties on favorable terms;

(b)

The cost of our exploration activities;

(c)

our ability to finance our exploration activities and general operations; and

(d)

our ability to identify and exploit commercial deposits of mineralization;

(e)

the write-down and abandonment of mineral properties as exploration results provide further information relating to the underlying value of such properties;

These determinates are affected by a number of factors, most of which are largely out of our control, including the following:

(a)

The competitive demand for quality mineral exploration properties;

(b)

Political and regulatory climate in countries where properties of interest are located;

(c)

Regulatory and other costs associated with maintaining our operations as a public company;

(d)

the costs associated with exploration activities;

(e)

the cost of acquiring and maintaining our mineral properties;

Our primary capital and liquidity requirements relate to our ability to secure funds, principally through the sale of our securities, to raise sufficient capital to maintain our operations and fund our efforts to acquire mineral properties with attractive exploration targets and conduct successful exploration programs on them.  We anticipate this requirement will continue until such time as we have either discovered sufficient mineralization on one or more properties with sufficient grade, tonnage and type to support the commencement of sustained profitable mining operations and are thereafter able to place such property or properties into commercial production or until we have obtained sufficient positive exploration results on one or more of our properties to enable us to successfully negotiate a joint venture with a mining company with greater financial resources than us or some other suitable arrangement sufficient to fund our operations.

Our success in raising equity capital is dependant upon factors which are largely out of our control including:

a)

market prices for gold and other precious metals and minerals;

b)

the market for our securities; and

c)

the results from our exploration activities.

The most significant factors affecting our operations during the last fiscal year were related to improvements in the general demand for and the prices of precious and base metals and a corresponding improvement in the market for shares of junior exploration companies.  These factors are expected to have a significant effect on our future financial operations during the next succeeding fiscal year and thereafter so long as we continue in our present business of mineral exploration.  Since the end of our last fiscal year, the prices of precious metals have experienced significant increases, as has the general market for the shares of junior exploration companies.  There has also been a significant increase in general mineral exploration activity, resulting in greater competition for mineral properties and the resources employed in mineral exploration, and a corresponding increase in the prices demanded for suitable exploration properties and the costs associated with mineral exploration.  We anticipate the market for precious and other metals will continue to increase in the short and medium term, resulting in continued favourable outlook for our ability to raise equity capital, but also increased exploration costs and increased costs for acquiring new exploration properties.  Accordingly, we anticipate our operating results will be most significantly affected by the results of our exploration activities on our existing properties.

Accounting Policies - We have adopted a number of accounting policies and made a number of assumptions and estimates in preparing our financial reporting, which are described in Note 2 to the enclosed audited consolidated financial statements.  These policies, assumptions and estimates significantly affect how our historical financial performance is reported and also your ability to assess our future financial results.  In addition, there are a number of factors which may indicate our historical financial results will not be predictive of anticipated future results.  You should carefully review the following disclosure, together with the attached consolidated financial statements and the notes thereto, including, in particular, the statement of significant accounting policies set out in Note 2 to such statements.

Going Concern Assumptions - As described in Note 2 to our consolidated financial statements, our consolidated financial statements have been prepared on the assumption that we will continue as a going concern, meaning that we will continue in operation for the foreseeable future and will be able to realize assets and discharge our liabilities in the ordinary course of operations.  We do not have any mineral properties in production, and have not yet generated any revenues and have a history of losses.   Our continuation as a going concern is uncertain and

dependent on our ability to discover commercial mineral deposits on our properties and place them into profitable commercial production and our ability to sustain our operations until such time.  This, in turn depends on our ability to continue to fund our operations by the sale of our securities and other factors which are largely out of our control.  Although we have been successful in the past in obtaining financing, it cannot be assured that adequate financing or financing on acceptable terms can be obtained in the future.  In the event we cannot obtain the necessary funds, it will be necessary to delay, curtail or cancel further exploration on our properties.  Our consolidated financial statements do not reflect adjustments to the carrying values and classifications of assets and liabilities that might be necessary should we not be able to continue in our operations, and the amounts recorded for such items may be at amounts significantly different from those contained in our consolidated financial statements.

Treatment of Mineral Property Costs - As we are at the exploration stage, we capitalize the acquisition and exploration costs of our mineral properties under Canadian GAAP.  Should any of these properties be placed into production, such costs would be amortized over the life of the properties on a unit-of-production basis.  Should exploration results of any of our properties prove unsatisfactory, we would then abandon such property or properties, and write off costs incurred up to that time.  The impact on our net loss for the fiscal period would be dependent upon the amount of costs deferred up to the time of the write-off.

Accounting Estimates and Assumptions - The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make a wide variety of estimates and assumptions that affect (i) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, and (ii) the reported amounts of expenses during the reporting periods covered by the consolidated financial statements.  Our management routinely makes judgements and estimates about the effect of matters that are inherently uncertain.  As the number of variables and assumptions affecting the future resolution of the uncertainties increases, these judgements become even more subjective and complex.  We have identified certain accounting policies that are most important to the portrayal of our current financial condition and results of operations.  Our significant accounting policies are disclosed in Note 2 of notes to our consolidated financial statements, which should be read in conjunction with this Report.

Among other things, we determine our stock-based compensation costs using an option pricing model which involves the selection of highly subjective assumptions, including an assumption as to price volatility.  Changes in these assumptions can materially affect the fair value estimate and therefore the current model does not provide a consistently reliable measure of the fair value cost of the Company's outstanding stock options.

Stock-Based Compensation - We have a stock option plan whereby we grant incentive stock options as partial compensation to our directors, officers, employees and consultants.  Based on recommendations of the CICA Handbook - Section 3870, effective December 1, 2002, we adopted a new method to account for stock-based compensation and other stock-based payments which is described in note 9(c) to our audited consolidated financial statements. We now record any stock options granted after December 1, 2002 as a compensation expense.  Prior to this change, we accounted for all stock-based compensation using the settlement method.  Under the settlement method, no compensation cost is required to be recorded for stock-based employee compensation awards when the options were granted at market prices.  Consideration paid by employees on the exercise of stock options is recorded as share capital.  Under the new standard, any stock-based payments to non-employees, and any employee awards involving direct awards of stock, call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments will be accounted for using the fair value based method.  The fair value of the options at the grant date has been determined using the Black-Scholes option pricing model.  Due to this change in accounting policy, "Stock-Based Compensation" expenses of $408,400 in the Consolidated Statement of Operations and Deficit were recorded in the year ending November 30, 2003, whereas no expense was recorded in this category for the prior year.  This contributed significantly to the increase in our reported net loss for the fiscal year 2003 of $1,028,014 and per share loss of $0.02 as compared to a net loss of $586,796 and per share loss of $0.01 in fiscal 2002.

Operating Results - During the fiscal year ended November 30, 2003, we were principally involved in exploration work on our Los Zorros property in Chile.  This work included an airborne orthographic photo survey over the entire property, ground topographic surveys, detailed geological mapping, rock chip sampling/assaying, surveying/mapping of old workings, mines and prospect pits, and reviews of limited previous drilling by earlier parties.  We were also active visiting and evaluating additional gold/silver prospects in Chile, and in financing activities.  During the first and second quarters of fiscal 2003, we also completed a thorough review and evaluation of the extensive volume of data gleaned from our exploration over the last several years at the Eskapa precious metal prospect in Bolivia, and the compilation of this information into a comprehensive technical report which recommends further drilling on the property. (See section "Mineral Exploration Properties" for details concerning these properties).

Mineral interests and exploration costs for the year ended November 30, 2003 totaled $648,633 compared to $432,388 in 2002.  Our assets categorized in the consolidated financial statements as "Mineral Interests and Deferred Exploration Costs" increased to $1,752,722 at November 30, 2003 from $1,219,437 at November 30, 2002.  Costs related to "Property Claims" (annual patent fees to maintain properties) were written off on the El Desierto ($2,103), Wara Wara ($5,589), Walter ($1,312), and Yaretani ($5,596) properties since no current exploration is being conducted on these properties.  At the 2003 year-end, these properties were written down to a nominal value of $1,000 each until exploration activity is resumed on the property.

Our ability to raise funds for precious metal exploration, increased significantly over the past year, due to increasing precious metal and base metal prices and the resulting renewed market interest in mineral exploration companies.  As a result, the amount of cash on hand at November 30, 2003 was $3,577,146 as compared to $200,181 at November 30, 2002.   At November 30, 2003, we were debt-free, apart from $31,968 accounts payable consisting of general trade payables, compared to liabilities totaling $365,755 at November 30, 2002.

Liquidity and Capital Resources - We are an exploration company and do not have any mineral properties in production and, therefore, did not generate any material revenue from operations during the year ended November 30, 2003.  We realized a net loss of $1,028,014 for the year ended November 30, 2003 or $0.02 per share compared to a net loss in 2002 of $586,796 or $0.01 per share.  Losses over past years are a reflection of our ongoing expenditures on our mineral properties which are all currently in the exploration stage.  Since we have no material source of operating revenues, no lines of credit and no current sources of external liquidity, our ability to continue as a going concern is dependent upon our ability to raise equity capital, enter into joint ventures or borrow to meet our working capital requirements.

We intend to aggressively pursue both the acquisition of mineral properties which we consider to be highly prospective for gold, silver and other metals and to aggressively explore our current properties, particularly the Los Zorros and the Eskapa properties, subject to the availability of funds.  We will require substantial additional capital to achieve our goal of discovering significant economic mineralization on one or more of our properties.  Until such time as we are able to make such a discovery and thereafter place one or more of our properties into commercial production or negotiate one or more joint venture agreements, we will be largely dependant upon our ability to raise capital from the sale of our securities to fund our operations.  We believe that our current capital resources will be sufficient to fund operations as currently anticipated for the next fiscal year.  We do not anticipate being able to obtain revenue from commercial operations in the short term and anticipate we will be required to raise additional financing in the future to meet our working capital and on-going cash requirements.  We intend to raise such financing through sales of our equity securities by way of private placements, and/or the exercise of warrants.  We may also secure additional exploration funding through option or joint venture agreements on our mineral properties; or through the sale of our mineral properties, royalty interests or capital assets, or borrow to meet our working capital requirements.  While we have in the past been able to raise sufficient funds to sustain our exploration programs, there is no assurance that we will continue to be able to do so.  If, for any reason, we are not able to access the capital market, our resources during this period will be limited to cash on hand and any revenues we are able to generate from joint venture or similar arrangements we may hereafter enter into. If we are unable to secure sufficient funds to pursue such proposed acquisitions and exploration to the level desired, we will adjust our proposed activities to reflect the amount of capital available to us after providing for sufficient working capital to maintain our existing operations.

Financing - In the past, we have relied in large part on our ability to raise capital from the sale of our securities to fund the acquisition and exploration of our mineral properties.  Due to increasing precious metal and base metal prices and revived market interest in mineral exploration companies over the past year, our ability to raise funding for precious metal exploration increased significantly.  During fiscal 2003, we raised a total of $4,699,600 from the sale of our securities through private placements and exercise of warrants and options as follows:

During the first quarter (December 1, 2002 to February 28, 2003)

Warrants were exercised for the purchase of 2,832,000 shares for proceeds of $394,000.

Stock Options were exercised for the purchase of 10,000 shares for proceeds of $2,000

During the second quarter (March 1, 2003 to May 31, 2003)

Private Placement of 2,000,000 units announced May 29, 2003 - completed in third quarter

During the third quarter (June 1, 2003 to August 31, 2003)

Private Placement of 2,000,000 units at $0.25 per unit raised proceeds of $500,000

Warrants were exercised for the purchase of 573,000 shares for proceeds of $59,800

Stock Options were exercised for the purchase of 180,000 shares for proceeds of $36,000

During the fourth quarter (September 1, 2003 to November 30, 2003)

Private Placement of 859,000 units at $0.40 per unit raised proceeds of $343,600

Private Placement of 1,400,000 units at $0.70 per unit raised proceeds of $980,000

Private Placement of 930,000 units at $0.70 per unit raised proceeds of $651,000

Private Placement of 1,000,000 units at $1.00 per unit raised proceeds of $1,000,000

Warrants were exercised for the purchase of 2,967,000 shares for proceeds of $687,200

Stock Options were exercised for the purchase of 195,000 shares for proceeds of $46,000

Use of proceeds - During fiscal 2003, we completed five private placement financings which raised gross proceeds totaling $3,474,600 ($500,000 in the third quarter and $2,974,600 in the fourth quarter).  As required in the filing of the respective private placement details with regulatory authorities, we disclosed that the intended use of the private placement proceeds would be in aggregate: $1,574,600 for general working capital, $1,800,000 for expenditures/exploration on our mineral properties, and $100,000 for mineral property acquisition.

During fiscal 2003, our expenditures/exploration on mineral properties totaled $648,633 including mineral property acquisition costs of $123,905.  By comparison, during the fiscal year ended November 30, 2002, SAMEX raised $318,000 through private placement financing.  We disclosed that the intended use of proceeds was: $50,000 for expenditures/exploration on mineral properties, $90,000 for outstanding obligations, and $178,000 for general working capital.  The disclosed use of proceeds was more-than fulfilled as actual expenditures/exploration on mineral properties totaled $432,388 during fiscal 2002.

Anticipated Capital Requirements For Next 12 Months - We anticipate that we will be able to fund our proposed exploration programs and ongoing operations for the fiscal year ending November 30, 2004, from funds on hand.

Since we own our interests in the majority of our mineral properties, we do not have any significant capital obligations to third parties to maintain our property interests other than the payment of periodic patent and other government fees.  Our anticipated cash requirements for the year are primarily comprised of the anticipated costs of conducting our exploration programs, our administrative overhead and the obligations listed under the "Table of Contractual Obligations" (see below) and other operating expenses in the normal course of business.

Research and Development, patents and licenses, etc. - We are a mineral exploration company and we do not carry on any research and development activities.

Trend Information - The prices of precious metals and base metals fluctuate widely and are affected by numerous factors beyond our control, including expectations with respect to the rate of inflation, relative strength of the U.S. dollar, Chilean Peso and of other currencies as against the Canadian Dollar, interest rates, and global or regional political or economic crisis.  The demand for and supply of precious metals and base metals may affect precious metals and base metals prices but not necessarily in the same manner as supply and demand affect the prices of other commodities.

If metal prices are weak, it is more difficult to raise financing for our exploration projects.  There is no assurance our attempts to attract capital will be successful.  Failure to attract sufficient capital may significantly affect our ability to conduct our planned exploration activities.  Conversely, when metal prices are strong, competition for possible mineral properties increases as does the corresponding prices for such prospective acquisitions and the cost of drilling and other resources required to conduct exploration activities.

We have followed the policy of writing down to nominal value any of our mineral properties on which we have not conducted any significant exploration activities within a particular fiscal period and do not plan to conduct exploration activities within the current fiscal period, regardless of our long term view of the prospects of the particular property.  Since our future exploration activities are dependent upon a number of uncertainties including our ability to raise the necessary capital (which is in turn affected by external factors such the prices of precious and base metals), we may be required, by application of this accounting policy, to write down other properties now shown as an asset in our consolidated financial statements to nominal value, even though we may intend to conduct future exploration activities on them after the current fiscal period.

The price of gold strengthened considerably during our fiscal year completed on November 30, 2003, as well as our share price and trading volume.  This enabled us to acquire additional capital from the issuance of our common shares and the exercise of outstanding warrants.  However, since metal prices were relatively low for much of the previous year, we were able to obtain concessions in the Los Zorros district in Chile on much more favourable terms than we would have been able to during times of more buoyant metal prices. We anticipate that the price of gold, silver and other metals will continue to strengthen during the next 12 months which should enable us to secure additional equity financing.  We anticipate that the continued strength in metal prices will also make the acquisition of quality exploration prospects more expensive, as well as increase the costs of exploration generally.    Metal prices cannot be predicted with accuracy and our plans will be largely dependant upon the timing and outcome of metal markets, particularly the price of gold, which is entirely outside of our control.

Off Balance Sheet Arrangements - We do not have any material off-balance sheet arrangements out of the ordinary course of business other than verbal employment or consulting agreements with our executives, which are described elsewhere herein.

Table of Contractual Obligations - The following table summarizes our contractual obligations as of November 30, 2003, and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

Contractual Obligations	Payments Due By Period
	Total	Less than a year	1-3 Years	4-5 Years	After 5 Years
Option Payments - Hochschild Option (1) Advance Royalty	US$200,000	US$50,000	US$150,000	Advance Royalty US$100,000	Advance Royalty US$400,000
Capital (Finances) Lease Obligations	NIL
Operating Lease Obligations	NIL
Purchase Obligations Equipment	NIL
Other Long-term Liabilities	NIL
Total Contractual Obligations and Commitments	US$200,000	US$50,000	US$150,000	Advance Royalty US$100,000	Advance Royalty US$400,000

(1) These payments are pursuant to an option to purchase mineral property forming part of our Los Zorros Property under the Unilateral Purchase Option Contract Covering Mining Concessions dated November 6, 2003, between our subsidiary, Minera Samex Chile S.A. and Compañia Minera y Comercial Sali Hochschild S.A..  While we are not obliged to make these payments, it will be necessary to do so if we wish to preserve our interest in this portion of the property.  The Advance Royalty payments  (which would be recoverable from future royalty payments) would be required if the property was not in production by December 31, 2007 (see "Mineral Exploration Properties" - "Los Zorros Property" for details).

Employees, Salaries, Payment to Related Party - During the first three quarters of fiscal 2003, we had five employees and also employed two geologists part-time in Chile.  By the fourth quarter of 2003, the number of employees increased to ten, due to increased exploration activity on our Los Zorros prospect in Chile.  By comparison, we had four employees during the first half of fiscal 2002, increasing to five employees during the remainder of 2002.    Salaries, for employees who are also directors or officers of the Company, totaled $343,663 for the fiscal year ended November 30, 2003 as compared to $341,134 for fiscal 2002.   During the fiscal year ended November 30, 2003, legal fees of $45,542 were paid to a legal firm controlled by one of our directors.

The following provides an analysis or explanation for certain categories in the Consolidated Financial Statements:

Consolidated Balance Sheet

"Accounts Payable" - $31,968 consists of general trade payables

Consolidated Statements of Operations and Deficit

"Mineral Interests Administration, Investigation and Evaluation" - includes operating costs related to the Company's exploration in Bolivia and Chile and expenses that are not allocated to one of the Company's specific mineral properties (for example generative exploration or investigating and evaluating mineral properties not owned by the Company).

"Foreign Exchange", "Legal", "Travel and Promotion" - 2003 costs increased over 2002 costs, mainly due to increased exploration and acquisition activity by the Company

"Regulatory Fees" - costs of $36,977, more than triple the costs of $11,028 in 2002, due mainly to fee increases by regulatory authorities, increased filing/reporting fees and costs related to SEDAR, SEDI, and EDGAR filings

"Stock-Based Compensation" - expense of $408,400 is recorded in the year ending November 30, 2003, whereas no expense was recorded in this category for prior years.  Based on recommendations of the CICA Handbook - Section 3870, effective December 1, 2002, we adopted a new method to account for stock-based compensation and other stock-based payments which is described in note 9(c) to our Audited Consolidated Financial Statements.  We now record any stock options granted after December 1, 2002 as a compensation expense.

"Office, Supplies and Miscellaneous" - includes rent and utilities for the Canadian corporate office, telephone, postage, couriers, office supplies, parking, mileage.

MINERAL EXPLORATION PROPERTIES

(listed alphabetically)

EL DESIERTO PROPERTY

The El Desierto property is located in southwestern Bolivia at elevations ranging from about 3,800 to 4,800 meters, near the villages of El Desierto and Abra de Napa, processing centers for sulfur mines in the area. The property is located approximately 25 km north of the Quebrada Blanca and Collahuasi copper porphyry mines in Chile and is readily accessible by road from both Bolivia and Chile.  The property covers a trend of eroded stratovolcanoes and range-front fault structures along the Bolivian/Chilean border.  The property is within a geologic belt extending through Peru, Chile, and Argentina that is renowned for acid-sulfate gold-silver-copper deposits and some of the world's largest porphyry copper mines.  Exploration at El Desierto is focused on delineating targets for epithermal gold ore bodies and for porphyry copper deposits.

The El Desierto mineral concessions are owned by Empresa Minera El Roble S.A. ("El Roble"), a company controlled by a Bolivian national, Patricio Kyllmann, who is one of our Directors.  Our Bolivian subsidiary, Emibol S.A. (Empresa Minera Boliviana S.A.) earned a 99% interest in any mining operations which may be established on the concessions pursuant to an agreement dated April 16, 1996 and as amended November 23, 1998 with El Roble.  Emibol S.A. paid all costs for the staking of these concessions and under the agreements, Emibol S.A. is required to make all expenditures on the concessions in exchange for a 99% interest in any mining operations which may be established on the concessions while El Roble is required to continue to hold the concessions and is entitled to a 1% interest in such operations. The property is also subject to a net smelter royalty of an aggregate of 0.6 % payable to Robert Kell, Front Range Exploration Corp., and El Roble S.A.

During 1997, we conducted reconnaissance IP surveys, sampling and mapping on the property.  No exploration was conducted during 1998, but additional mineral concessions were staked to expand the property.

 In 1999, we granted International Chalice Resources Inc. ("Chalice") an option to earn up to a 35% joint venture interest in the El Desierto property by expending a total of US $500,000 on the property (El Desierto Property Option Agreement dated September 30, 1999).  SAMEX/Chalice exploration during 2000 involved road construction, geologic mapping, trenching, sampling, geochemical analysis and geophysical surveys on a portion of the property.  After two phases of exploration, SAMEX/Chalice decided the results on this portion of the property were not sufficient to warrant drilling at the time.  Since no immediate exploration was planned, Chalice agreed to fund annual property holding costs and we granted Chalice a three year extension on their option.   Effective February 26, 2002, Chalice decided to drop their option, relinquishing all rights under the El Desierto Property Option Agreement.  SAMEX had received a total of US$216,147 in option payments from Chalice up until the time the option was dropped.

 No exploration has been conducted on the El Desierto property since the SAMEX/Chalice program in 2000.  We continue to maintain a reduced portion of the El Desierto claims (3,894 hectares) for further evaluation subject to the availability of financing or other joint venture agreements.  Patent fees ranging between approximately US$1.00 to $2.00 per hectare must be paid annually to maintain the mining concessions.  The El Desierto Property is without a known body of commercial ore and our activities to date have been exploratory in nature.

ESKAPA PROPERTY

The information herein respecting the Eskapa property is based on a technical report prepared by Robert E. Kell, Vice President Exploration and a Director of SAMEX Mining Corp., who is a certified professional geologist and a "qualified person" pursuant to the requirements of Canadian Securities Administrators National Instrument 43-101.  A copy of such report has been filed with the British Columbia Securities Commission and Alberta Securities Commission and is available for review by interested persons at www.sedar.com.  SAMEX, through its Bolivian subsidiary, EMIBOL S.A., holds a 99% interest in any mining operations which may be established on the 3,700 hectare Eskapa property located in the Enrique Baldevieso Province, Department of Potosi, Bolivia and situated 150 km by road southwest of Uyuni, and 20 km southeast of the rail station of Chiguana.  The Eskapa concession (elevation between 4200 to 4400 meters) is centered over the eroded-out core zone of the extinct Cerro Eskapa stratovolcano which is situated in the southwestern part of Bolivia, approximately 48 airline kilometers east of the frontier with Chile and 55-airline kilometers southeast of Ollague, Chile.  The property is readily accessible from

Uyuni, Bolivia or Calama, Chile.  We explored the property in sporadic fashion from 1995 to 1998 and carried out a ten-hole core drilling program in 1999.  Additional exploration work was conducted during two time periods in 2001 and included drilling six core holes.  SAMEX has expended over a million dollars on exploring the Eskapa property with cumulative Deferred Exploration Costs since 1995 totaling $1,234,315.

The region, where the Cerro Eskapa prospect is situated, is part of the Cordillera Occidental which consists of numerous extinct or dormant late-Tertiary to early quaternary, andesite-dacite stratovolcanoes positioned on a high plateau (3500 meters mean elevation) of mid- to late-Tertiary volcanic and sedimentary rocks.  The Cerro Eskapa stratovolcano is uniquely considerably eroded such that strong alteration and silver-lead-antimony sulfosalt-mineralized zones are exposed over a large 2 km. by 3 km. area of the core zone.  The stratovolcano core zone had, up until 1995, surprisingly not been explored during modern times.  Colorful chrysocolla mineralization on the lower north flank of the stratovolcano was worked in pre-historic times by indigenous people.  In the stratovolcano core zone, Spanish Colonial-era prospectors explored silver-mineralized vuggy silica-barite outcrops with minor production from shallow irregular workings.  An unknown Chilean mining concern sank a 45 meter-deep shaft near one of the Spanish workings in the late-1870's just before the outbreak of the War of the Pacific There is no indication of any production from this shaft.  The geologic setting, extensive hydrothermal alteration, presence of silver-lead-antimony sulfosalt mineralization, accessible location, and lack of any previous exploration drilling made the area attractive to us for acquisition.

The strong argillic, advanced-argillic, and vuggy silica alteration are focused on porphyritic dacite and hydrothermal breccia which occupy the stratovolcano core zone.  The nature of the alteration and widespread abundant pyrite are characteristic of the high-sulfidation-type of precious-metal mineralizing system, which occur in the Cordillera Occidental of South America.  At Cerro Eskapa, silver-lead-antimony sulfosalt-mineralization occurs, at the surface of the eroded-out stratovolcano core zone, in linear/steeply dipping zones of vuggy silica-barite strongly controlled along west-northwest-trending faults.  The zones range from 1 to 3 meters in width and several can be traced for up to several thousands of meters.  Based on our sampling, grades of this mineralization in dump and rock-chip samples are variable, but typically contain high amounts of silver (>69.3 ppm to 2260 ppm (g/mt), lead (>144 ppm to 23100 ppm) and antimony (165 ppm to 25800 ppm) with anomalous mercury 1140 ppb (to 90000 ppb), but with very low gold values (<5 ppb).  Surrounding clay-pyrite-altered porphyritic dacite contains anomalous amounts of mercury, arsenic, and antimony, and low values in gold and silver.  The mineralized zones appear to represent the leakage up from more substantial mineralization at depth.

Our exploration of the stratovolcano core zone (1995-1999) included: considerable road building for access, geologic mapping, considerable rock-chip sampling and running IP surveys over long lines.  The data from these efforts showed that silver-lead-antimony sulfosalt/sulfide mineralization is tightly restricted to the zones of vuggy silica-barite and no indication could be found of a shallow bulk-tonnage type of deposit.  The IP surveys generally detected the high-resistivity expression of the zones and demonstrated a depth extent in excess of the 250-meter search depth limit.  The first attempt in 1999 to core drill the zones (March-June, 1999) produced mixed results.  Some holes were unfortunately not properly located and aimed, and missed making the intended down-dip intersection.  However, two drill holes (DDH-EK-99-02 and -04) did make interesting intersections confirming that the vuggy silica-barite rock does continue to depth, but silver grades were disappointing.  DDH-EK-99-02 intersected a thick vuggy silica-barite zone of 13.0 meters true width containing 41.8 ppm (g/mt) silver with low detectible gold (7 ppb) and anomalous copper, lead, antimony with anomalous mercury.  However, the intersection was considerably affected by a late oxidation alteration of sulfosalt/sulfide minerals producing abundant limonitic minerals.  This suggested that the metal values were much reduced in the intercept due to possible leaching of silver and base and pathfinder metals.  Hence, the intersection was not representative of mineralization elsewhere along strike or at depth along the zone.  The other intersection (DDH-EK-99-04) was located at high elevations at the east end of the same zone and was complicated by faulting.  The recovered fault-bounded sliver of the vuggy silica rock contained 109.2 ppm (g/mt) silver over a 0.30 meter true width.  No funding was available to pursue follow-up drilling and consequently, no exploration work was carried out from June, 1999 to December, 2000.

In November 2000, we granted International Chalice Resources ("Chalice") an option to earn up to a 40% joint venture interest in mineral operations on the Eskapa property by making payments totaling US $500,000 by November 15, 2003.  Later, we agreed with Chalice to amend certain terms of the agreement by reducing total option payments required, to US $461,137.98, by an earlier date, February 28, 2002.  Chalice completed option payments totaling US $461,137.98 by February 28, 2002 and thereby earned the right to receive, upon formation of a joint venture, a 40% joint venture interest with respect to mineral operations on the property.  However, in October 2002, we negotiated an agreement to restore our original 99% interest in the Eskapa property by purchasing-back the rights earned by Chalice under the Eskapa Property Option/Joint Venture Agreement.  We arranged to purchase-back this right to a 40% interest from Chalice by:

a) paying Chalice $50,000 cash ($25,000 paid on signing and $25,000 by October 3, 2003[which has been paid]);

b) issuing 200,000 of our shares to Chalice (issued November 4, 2002);

c) granting Chalice a US$2,000,000 cash royalty, to be paid out of production on the property in eight equal quarterly payments of US$250,000 beginning after the ninth month of continuous commercial mining operations on the property.

Pursuant to the buy-back agreement, the Eskapa Property Option/Joint venture Agreement with Chalice terminated and we now hold a 99% interest in any mining operations which may be established on the property.

The option payments from Chalice provided us with the funding to resume exploration on the Eskapa property in 2001 to identify and drill new targets for precious-metal mineralization.  Compilation of our previous exploration data outlined ten (I-X) prospective mineralized zones within the stratovolcano core zone, but exploration attention was instead focused in the Breccia Area to the southwest where considerable breccia was found and then evaluated using geologic mapping, rock-chip sampling, and running IP surveys.   These zones could be interpreted as the fault-offset continuation of those found in the stratovolcano core zone.  However, although the breccia zones contain anomalous mercury and, locally, antimony, arsenic, and zinc, no values for gold or silver are present.  The only attempt at drilling in the Breccia Area encountered faulting and no indication of precious-metal mineralization was intersected.  Exploration for a concealed significant copper deposit related to the oxide-copper-mineralized pebble breccia bodies of the Copper Zone also did not yield positive results from drill testing one of the IP chargeability targets.  A cored intersection through one of the pebble breccia bodies (DDH-EK-01-1C) yielded a 1.0 meter true width of 5% copper and 10 ppm (g/mt) silver.  The decision was made to locate a deep drill test of one of the vuggy silica-barite zones (Zone III) in the stratovolcano core zone.  The test (DDH-EK-01-11) was sited toward the far southeast end of Zone III, using DDH-EK-99-02 as control, and made a complete drill intersection through the vuggy silica target at a depth between 392.70 to 457.10 meters depth.  The intersection revealed toward the footwall of the zone, the vuggy silica-barite rock is cut by massive veins/veinlets of gold-bearing, high-grade copper-silver-antimony-bismuth sulfosalt/sulfide mineralization.   The analytical results, solely on the recovered part of one of the veins (0.20 meters apparent width), give a glimpse of the tenor of the mineralization which might be more extensive elsewhere along this and similar mineralized zones.  This vein sample contains 1890 ppm (g/mt) silver, 6.1% copper, 4.18% antimony, and 2.93% bismuth with 1.180 ppm (g/mt) gold and occurs in an interval (0.75 meters true width) of vuggy silica-barite (445.45 to 446.95 meters) which contains 0.583 ppm (g/mt) gold, 331 ppm (g/mt) silver, 1.04% copper, 0.71% antimony, and 0.43% bismuth.  Toward the top of the interval is a silica-barite veinlet interval with 1.280 ppm (g/mt) gold and 89.0 ppm (g/mt) silver and low copper, antimony, and bismuth.  This veinlet is relatively gold-rich and is considered different perhaps reflecting late-stage, secondary gold veins or gold deposition.  .  Although the deep intersection revealed that the mineralizing system below the stratovolcano core zone becomes auriferous and could contain high-grade copper-silver-antimony-bismuth mineralization, no funding was available to continue follow-up drilling elsewhere along the numerous prospective zones.

When the results of DDH-EK-01-11 are combined with those from DDH-EK-99-02, the cross section demonstrates that the vuggy silica rock and contained precious-metal mineralization of Zone III are surrounded by outlying coherent/well-developed haloes of argillic and advanced-alteration and anomalous base- and pathfinder-metal zoning.  The spatial relationship of the alteration and base and pathfinder metal zoning in cross section importantly provides a "guide" to the position of the centrally positioned vuggy silica rock and deeper seated gold-silver-copper-antimony-bismuth mineralization. From the cross section, the outlying haloes of pathfinder and base metals surround the target zone and show that, at high levels in the system, anomalous values in outcrop samples, especially for silver, base and pathfinder metals (i.e. mercury, antimony, and arsenic) are the shallow expression of deep-seated, gold-bearing, high-grade, copper-silver-antimony-bismuth sulfosalt-sulfide mineralization.  Extrapolated to the other nine mineralized zones in the stratovolcano core zone, whose surface expressions are also marked by anomalous pathfinder metals, suggests that the deep-seated, gold-bearing, high-grade, copper-silver-antimony-bismuth sulfosalt-sulfide mineralization may likely be widely distributed at depth within various zones.  The ten zones can be traced confidently across the floor of the eroded stratovolcano core zone for over 11 kilometers of cumulative strike-length distance. Another +3 kilometers of cumulative strike length can be inferred in areas of cover and where zones are open ended.  The remaining potential for discovery of substantial amounts of vein, veinleted, and breccia-hosted gold-bearing, high-grade, copper-silver-antimony-bismuth mineralization is considered very good and should be pursued in the future with a rigorous drill testing.  The exploration objective is to discover a cumulative resource containing +25M metric tons in the range of +2 to +8 g/mt gold, +1500 g/mt silver, 5% to 8% copper, 2% to +4%  antimony, and 2% to 4% bismuth.  This target is postulated to occur along parts of the mineralized zones and would be accessible for selective underground mining methods via level tunnels driven underneath the stratovolcano core zone.  A drill program involving 4,500 meters of core drilling in up to 12 holes is proposed to test at depths of up to 400 meters along Zones I-II, III, IV, V, IX, and X at a cost of approximately US $1,000,000. We look forward to advancing the exploration on this exciting precious metal prospect.

The Eskapa property covers approximately 3,700 hectares and consists of the "Eskapa" concession (concession #4717), a principal 2885-hectare exploitation concession which covers most of the west half of the Cerro Eskapa stratovolcano.  This large concession encompasses two smaller concessions, "Estrella" / "Mi Morena" (concession #4763) which together cover 115 hectares.  On the north side of the stratovolcano, the "Eskapa II" concession covers 700 hectares.

The concessions are owned by Empresa Minera El Roble S.A. ("El Roble"), a company controlled by a Bolivian national, Patricio Kyllmann, who is one of our Directors.  Our Bolivian subsidiary, Emibol S.A. (Empresa Minera Boliviana S.A.) earned a 99% interest in any mining operations which may be established on the concessions pursuant to an agreement dated April 16, 1996 and as amended November 23, 1998 with El Roble.  Emibol S.A. paid all costs for the staking of these concessions and under the agreement, Emibol S.A. is required to make all expenditures on the concessions in exchange for a 99% interest in any mining operations which may be established on the concessions while El Roble is required to continue to hold title to the concessions and is entitled to a 1% interest in such operations.

The property is subject to a net smelter royalty of an aggregate of 0.6 % payable to Robert Kell, Front Range Exploration Corp., and El Roble S.A., and to a US$2,000,000 cash royalty payable to International Chalice Resources Inc., to be paid out of production on the property in eight equal quarterly payments of US $250,000 beginning after the ninth month of continuous commercial mining operations on the property.

Patent fees of approximately (depends upon US$/Boliviano exchange rate) US$2.00 per hectare must be paid annually to the Bolivian government in order to maintain the mining concessions.   The Eskapa Property is without a known body of commercial ore and our activities to date have been exploratory in nature.

LOS ZORROS PROPERTY

We, through our Chilean subsidiary, Minera Samex Chile S.A., have approximately 4,964 hectares of mineral concessions in the Los Zorros district situated 60 kilometers south of Copiapo, Chile.  The exploration objective at Los Zorros is discovery of several bulk-tonnage gold, copper-gold, and/or gold-silver-copper deposits.

SAMEX's on-going exploration within the Los Zorros district in Chile has identified five highly prospective mineralized target areas to-date.  Target areas II through V encompass numerous old, small gold, silver, copper and barite mines and prospects in low hills (elevations ranging from 700-900 meters) situated along a six-kilometer trend that arcs around a central pampa (plain) where a quartz porphyry intrusion hosts copper-gold mineralization (Target area I).  Additional target areas may yet be identified as exploration continues.  To better reflect the prospect area's multiple target nature, the name of the project was changed from El Zorro, to the plural form, Los Zorros ("The Foxes").  The Company has increased its land holdings to more than 42 square-kilometers by staking adjacent concessions and is well-funded to conduct the exploration outlined below.

Target identification/delineation at Los Zorros has been facilitated by the completion of an airborne orthographic photo survey over the entire property, ground topographic surveys, continuing detailed geological mapping, rock chip sampling/assaying (+600 samples to-date), surveying/mapping of old workings, mines and prospect pits, and reviews of limited previous drilling by earlier parties.  Whole-rock geochemical analyses and thin section examination of the various rock types is being undertaken to help interpret the mineralization.  Bulldozer trenching will facilitate further sampling and mapping to assist with drill-target definition.  Geophysical surveys are also being considered to help further define the extent of the targets beneath covered areas.  The characteristics of specific drill targets will be described in detail in future news releases prior to the commencement of drilling.  The focus of the upcoming first-phase exploration drilling program will be to gain important geological information regarding the tenor, style and controls of mineralization and to test these various target areas for economic gold-silver-copper mineralization.  The first-phase drill program is expected to consist of at least 5,000 meters of core drilling in +20 holes of varying depth.  The areas producing the most promising results will then be followed-up with further evaluations.

Geologic interpretation of the Los Zorros district suggests that multiple mineralizing events are possibly related to a porphyry intrusion underlying parts of the area. The targets are geologically diverse and include: porphyry-hosted copper-gold (Target I), gold-copper-silver-bearing barite vein swarms (Targets III and V), gold-silver-copper-mineralized breccia bodies (Target IV), and epithermal mantos-hosted gold (Target II).  Emplacement of altered/copper-gold-mineralized quartz-eye porphyry centered on the property, may have been controlled by dilational opening (extension) produced by the stress-strain regime of the regional Atacama Fault system.  The vein swarm mineralization appears to comprise an extensive sigmoidal-loop (S-shaped) fracture system produced by wrench movements between large-scale regional faulting.  The gold-mineralized breccia and mantos likely represent later stages of the above mineralizing events.

Below are initial summaries of each of the five target areas identified thus far:

Target I - Target I occurs in a younger, altered quartz-eye porphyritic intrusion which consistently hosts variable amounts of oxide-copper mineralization (typically 0.05% to >0.2% copper) and locally associated anomalous gold (0.2 to 0.8 g/mt) and elevated molybdenum (4 to 82 ppm).  The area of mineralized porphyry exposures is +800 by +700 meters and is mostly in an area of pampa and low-lying hills with numerous prospected showings of fault-hosted, fracture-controlled and veinleted, oxide-copper mineralization.  Seventy-eight surface rock chip samples from this area average approximately 0.23% copper and 0.16 g/t gold.  Higher grade zones contain from 1% to 3.5% copper over widths of several meters and are controlled by north- and northwest-trending structures.  Sampling of a 51-meter-long exposure of supergene-leached, strongly altered, quartz porphyry along an old bulldozer cut averaged 0.58g/mt gold, 507 ppm (0.05%) copper, and 17 ppm molybdenum (17 samples).  The samples were taken as three-meter long, continuous horizontal channel cuts.  The geochemical analyses also demonstrate a consistently even distribution of the anomalous gold and copper values and elevated levels of molybdenum from sample to sample across the entire exposure length.  Additional bulldozer trenching and sampling is planned.  The area of the altered quartz-eye porphyry will likely be expanded by exploration beneath volcaniclastic rocks, diorite sills and shallow pampa cover.  The intrusion offers the possibility of containing a large, bulk-tonnage copper-gold deposit where alteration and copper mineralization are more intensely developed.  The target's characteristics and size might prove typical of a Chilean porphyry copper deposit.  The quartz-eye porphyry intrusion may be the mineralizing source to the adjacent six-kilometer trend of mineralized mantos, vein swarms, and breccia targets described below.  Geophysical methods to investigate the previously unknown mineralized intrusion, especially in covered areas, are being evaluated.

Target II - Target II is comprised of several prospective areas: first, an area where gold was previously mined on a small scale via open cut methods and which is marked by strong clay alteration and silicification with abundant iron-oxide minerals over an area about 500 meters long by 200 meters wide.  The gold mineralization occurs in mantos-like layers (intervals of altered tuff units) in a package of andesite flows and diorite sills which are gently dipping and positioned at shallow depths.  PIMA analyses of altered tuff samples from the mine area show mineral assemblages typical of high-level epithermal gold-mineralized systems (opaline, silica, silica-jarosite, alunite-halloysite-montmorillonite, smectite-kaolinite, serecite-pyrophyllite, illite-silica, gypsum-silica and jarosite silica).  Limited previous exploration work by other parties indicates that multiple gold-mineralized intervals are distributed over a package thickness of approximately +80-meters with several of the individual intervals having thicknesses of +20 meters and respective average grades ranging between 0.3 to 1.250 g/t gold.  The gold mineralization within the small local mine workings occurs with distinct clay alteration and silicification and may be much-more extensive beneath surrounding areas to the previous mining activity.

Just to the east and northeast, a second area, 1500 meters long by +300-meters across, has exposed alteration in porphyritic rocks (subvolcanic intrusion and tuffs, diorite sill) similar in appearance to the alteration associated with the gold mineralization of the small mine workings.  Reconnaissance chip sampling (44 samples) of scattered outcrops of clay-red hematite altered and silicified porphyry and diorite over the large area show common elevated (0.022 to 0.082 ppm) levels of gold with anomalous silver (1 to 6.1 ppm).  Eight samples contain weakly to moderately anomalous gold values (0.173 to 1.22 ppm) with anomalous silver (1.9 to 8.4 ppm), and mercury (110 to 1180 ppb).  Higher gold values (two samples, 4.73 ppm and 5.19 ppm) are restricted to a meter-wide, oxide copper-mineralized (to 3.04% copper) northeast-trending structure.  High sodium values (most >3%) and strongly depleted calcium (most <0.5%) and magnesium (most <0.2%) in the samples suggest the colorful alteration includes a peculiar sodic metasomatism which is noted to importantly occur associated with the copper-gold deposits at Punta del Cobre and Candelaria located in this same geologic belt.  Also in this second area, barite-bearing mantos-hosted and breccia-hosted silver and oxide-copper mineralization to several meters thick occurs, replacing a limestone unit just above the zone of altered porphyritic rock.  Samples across the mantos and breccia are polymetallic in character containing anomalous copper (0.32% to 1.06%), silver (11.1 to 49.3 ppm), and zinc (1365 ppm to 9230 ppm).  Detectible elevated gold values (0.011 to 0.055 ppm) are also present with markedly anomalous amounts of arsenic (2490 ppm to 2560 ppm), mercury (260 to 950 ppb), and antimony (112 to 304 ppm).  This mantos-style mineralization can be traced almost continuously for 1000-meters strike length and historically was locally mined and prospected in many places for copper, silver and gold and barite.

A third prospective area 400 meters long by 300 meters wide may occur in down-dropped fault blocks to the south of the small mine workings where favourable stratigraphic intervals are concealed beneath capping siliclastic and volcaniclastic sedimentary rocks.

SAMEX is currently conducting geologic mapping and sampling of these three areas in Target II as part of an evaluation to determine: (a) if the exposed, extensive clay-alteration and silicification to the east and northeast of the mine is possibly signalling the presence, at depth, of significant gold-mineralization hosted in altered igneous and volcanic rocks; and (b) if mantos intervals similar to that exposed at the small mine workings are at shallow depth beneath cap rock.  The mineralized mantos layer, outlying strong alteration and widespread anomalous silver, elevated gold, high sodium content of altered rocks of the areas comprising Target II may represent the overlying halo to deeper seated copper-gold deposits of the Punta del Cobre and Candelaria types; or gold deposit of the Andacollo type.  Initial core drilling will re-test the small mine workings to better determine the number of mineralized intervals, grades, associated widths, and character of gold mineralization.  The mantos style of gold mineralization of Target II certainly bears some similarities to that at the Andocollo gold mine near La Serena, Chile where estimated remaining reserves are reported at 85 million metric tonnes with an average grade of 1.0 to 1.2 grams/tonne gold (+/-3 million contained ounces).

Target III - Target III is a large area hosting a complex swarm of numerous barite veins which have been historically mined in many places on a small scale for gold and barite.  The vein swarm occurs over an area of approximately 1500 meters long by +600 meters across.  Principal veins are one to over two meters wide.  The gold occurs with limonite and oxide-copper minerals which locally occur in abundance with the coarse-bladed barite.  Recent sinking of a shaft down along one of the veins by local miners found that, at depth, the veins are comprised of chalcocite and pyrite with minor amounts of covellite in barite and quartz gangue.  Chip samples across the vein in this shaft contain 7 g/mt gold, 4% copper, and 120 g/mt silver over a width of 1.5 meters.  Wall rock to the veins in the shaft is pervasively pyrite-sericite-altered diorite with minor veinlets of quartz-pyrite with minor chalcocite and relic chalcopyrite.  SAMEX is currently mapping and sampling the entire vein swarm as part of an evaluation to determining if the vein swarm at depth might comprise a very large, bulk-tonnage target of low-grade gold-copper mineralization hosted by major and minor gold-bearing, copper-sulfide veins and stockwork-veinleted, altered intrusive wallrock.

Target IV - Target IV is a gold-bearing, iron-oxide cemented breccia body cross-cutting the contact between limestone and diorite rocks.  A small open-pit gold mine within the breccia body (formerly identified as the San Pedro prospect) was worked in the early 1990's.  According to the operator, 150,000 metric tons was mined with an average grade of just over 3 g/mt gold.  The breccia is comprised of clasts that are up to several meters in diameter.  The controls of the breccia are in part structural and perhaps locally stratigraphic.  Breccia and related alteration features of silicification and barite deposition have been traced for 1,200 meters with thicknesses from several meters (distal) to over 40-meters at deepest depths observed.  Overlying alteration features, in places, are locally well-over 150 meters across.  SAMEX is seeking to acquire an additional concession adjacent to this area.

Gold mineralization in the open-pit occurs in breccia which has been strongly affected by supergene leaching.  SAMEX sampling of the breccia exposed in the open-pit, show gold values ranging from 0.05 to 9.5 grams per tonne in 151 rock-chip samples.  The geochemical character of the breccia suggests that primary mineralization (breccia intra-clast cement) may have been comprised of gold-bearing, iron-copper+/-zinc sulfides with an epithermal character (overprint (?)) of additional gold with associated anomalous arsenic and antimony.  The common presence of elevated to anomalous molybdenum values (up to 180 ppm) suggests that the source of the breccia-hosted mineralization may be a porphyry-copper intrusion.  SAMEX drilling will be designed to test for possible extensions of the mineralized breccia body where mining has been historically focused, and, to determine whether the exposed parts of the breccia are actually the margin of a concealed, large central breccia pipe that could comprise a sizeable ore-body.

Target V - Target V is a barite vein system hosted in andesite and volcaniclastic rocks.  The system is +700 meters long and nearly 300 meters wide.  Historical barite mining activity to shallow depths (+/- 15 meters), focused on steep-dipping veins that averaged a meter in width.  Barite is commonly associated with gold, silver and gold-silver deposits in epithermal environments.  SAMEX has mapped and sampled the vein sets and is planning drilling to test the down-dip character of the veins for possible gold, silver, and copper content.  The presence of complicated minor veining locally in outcrops suggests a bulk-tonnage target comprised of spaced major veins with intervening rocks containing abundant minor veins/veinlets.

The Los Zorros project contains many large-sized gold and copper-gold targets on a single property holding and thus represents a very important, strategic opportunity for the Company.  The prospect is geologically well-situated within the highly prospective mining belt that contains the copper-gold ore bodies of the Punta del Cobre District (150 million tonnes grading 1.5% copper, 0.2 to 0.6 g/t gold, 2 - 8 g/t silver), the large Candelaria mine (460 million tonnes grading 0.82% copper, 0.22 g/t gold, 3.1 g/t silver), the large, mined-out Chanarcillo silver deposit (+100 million ounces of silver), plus many smaller copper-gold and gold ore bodies which still locally support mining operations.  Infrastructure for large mining activity is readily available in the area with power, transportation, water, communications and manpower all within advantageously close distances.  Because of the large size of the property, the exploration effort to design the first-phase drill program is still in progress and the information and ideas behind the targets currently being developed must be considered as an evolving picture.  The possibility of defining further new target(s) on the property remains strong.  The exploration program at Los Zorros is being conducted by three senior geologists and a support staff of six working out of the Company's field office in Copiapo, Chile.

We hold an interest in approximately 4,964 hectares of mineral concessions in the Los Zorros district of which 1,464 hectares cover exploitation concessions, and 3,500 hectares cover exploration concessions.  We have acquired our interest in these mineral concessions by a combination of: staking (3,500 hectares), by purchase at government auction (35 hectares), by a purchase agreement (1,429 hectares), and by a purchase option contract (209 hectares).  Details of the purchase agreement and the purchase option contract are described as follows:

Purchase and Sale Agreement dated January 29, 2003 between our subsidiary, Minera Samex Chile S.A. and Compania Contractual Minera Ojos del Salado - We entered into a purchase agreement dated January 29, 2003, with the vendor, Compania Contractual Minera Ojos del Salado, to acquire approximately 1,429 hectares of mineral concessions covering old goldmines and gold showings in the "Los Zorros" district for US$50,000 cash (which has been paid).  Because of the vendor's interest in copper, under the purchase agreement, the vendor retained a back-in right to earn an interest in the property in the event that we discover a copper deposit containing not less than two million tonnes of contained equivalent copper on or within a half kilometer of the property.  The vendor can elect to exercise the back-in right to earn a 30% interest by reimbursing us three times the expenditures incurred, and up to 51% interest by expending 100% of all further costs necessary to complete a bankable feasibility study on the property.  Thereafter, the parties would negotiate a joint venture to carry out development and mining of the property.

Unilateral Purchase Option Contract Covering Mining Concessions dated November 6, 2003, between our subsidiary, Minera Samex Chile S.A. and Compañia Minera y Comercial Sali Hochschild S.A. - On November 6, 2003, we signed a formal Option Agreement and made the first option payment to acquire mineral concessions covering approximately 209 hectares.  Under the Option, SAMEX can acquire the concessions by making option payments totaling US$230,000 as follows:

i)

US$30,000 upon signing of the Option Agreement (which has been paid).

ii)

US$50,000 by October 31, 2004;

iii)

US$50,000 by October 31, 2005;

iv)

US$100,000 by October 31, 2006.

The concessions are subject to a Net Smelter Return Royalty of 2% on gold and silver, 1.5% on copper, and 1.5% on other payable minerals, if the US$ price per pound of the mineral is less than US$1 or 2% if the US$ price per pound of the mineral is US$1 or greater.  The concessions are subject to Advance Royalty payments to a maximum of US$500,000 payable as follows:

i)

US$100,000 on December 31, 2007;

ii)

US$100,000 on December 31, 2008;

iii)

US$100,000 on December 31, 2009;

iv)

US$100,000 on December 31, 2010;

v)

US$100,000 on December 31, 2011.

All Advance Royalty payments would be recoverable through deductions from future N.S.R. Royalty payments.  SAMEX has an option to buyout the complete N.S.R. Royalty at any time for US$1,800,000.

Finder's Fee, Bonus and Royalty - Pursuant to a Consulting Agreement dated September 25, 2002 between SAMEX and Geosupply Servicios de Geologia & Mineria & Sondajes de Diamantina, the concessions in the Los Zorros district are subject to the following finder's fee, bonus and royalty:

a)

A finder's fee of US$10,000 payable within 90 days of commencement of a drilling program on the concessions;

b)

A bonus of US$150,000 payable within one year from the date of Commencement of Commercial Production on the concessions; and

c)

 Net Smelter Return royalty equal to 0.25% of Net Smelter Returns.

The Los Zorros Property is without a known body of commercial ore and our activities to date have been exploratory in nature.   Patent fees must be paid annually to the Chilean government in order to maintain the mining concessions.   In the case of an exploitation concession the annual patent fee is 2,950.2 Chilean Pesos per hectare (calculated as one tenth (1/10th) of a Monthly Tax Unit ("M.T.U.") which is 29,502 Chilean Pesos x 0.1 = 2,950.2 Chilean Pesos) which is about US$5 per hectare of exploitation concession.  In the case of an exploration concession the annual patent fee is 590.04 Chilean Pesos per hectare (calculated as one fiftieth (1/50th) of a Monthly Tax Unit ("M.T.U.") which is 29,502 Chilean Pesos x 0.02 = 590.04 Chilean Pesos) which is about US$1 per hectare of exploration concession.

SANTA ISABEL PROPERTY

The Santa Isabel property (1,803 hectares) is located in the Sud Lipez province in the south-central Altiplano of Bolivia.  The prospect is approximately 105 kilometers by road west from Tupiza and 150 kilometers east-

southeast of the rail station of Chiguana.   Surface elevations of the prospect area range from 14,000 feet (4260 m.) to 17,000 feet (5180 m.).

The Santa Isabel property covers a well-mineralized dacitic porphyry intrusive complex with propylitic alteration and widely disseminated sulfide mineralization.  Minerals explored for on this property include zinc, silver, lead, indium, copper, gold, antimony and molybdenum.  During 1996 and 1997, we drilled 4,704 meters in 15 holes as part of reconnaissance exploration on the Santa Isabel porphyry system.  Drilling intersected vein swarms and disseminated sulfides hosting lead, zinc, silver, copper, gold, antimony and molybdenum.  The significant intervals of zinc-lead-silver mineralization in a number of the holes, suggested the potential for bulk tonnage zinc, silver, lead targets on the property.  During 1998, an additional 2,537 meters of core drilling was completed on the Vera Cruz West Zone situated within the Candelaria concession which at that time was part of the Santa Isabel property.  Results for zinc, silver, lead and indium were encouraging, but declining prices for zinc and other metals through the year forced us to re-evaluate the priority of exploration on the Santa Isabel properties.  As a result, effective September 7, 1998, we abandoned our option on the Candelaria concession which covered a 200 hectare portion of the Santa Isabel property.  The Candelaria option agreement required us to make substantial cash payments to the owner and, in addition, assume certain debts of the owner related to this concession.  Although a significant portion of the work on the Santa Isabel property had been conducted on the Candelaria concession, management concluded that continuing with the Candelaria option agreement on the existing terms could not be justified.  We wrote off $1,551,099 deferred exploration cost related to the Candelaria concession in 1998.  In relation to the remaining portion of the Santa Isabel property, a further $2,113,801 of costs were written off in fiscal 2000 due to inactivity on the property.

The remaining portion of the Santa Isabel property consists of our interest in 1,803 hectares of the Goya I/El Bonete concessions which are held under an agreement dated March 24, 1995 between Corporation Minera de Bolivia ("Comibol") and our subsidiary, Samex S.A.  The agreement was subsequently amended by agreement registered under Transcript Number 408/97 dated November 12, 1997 (the "Comibol Agreement").  Under the terms of the amended Comibol Agreement, Samex S.A. is entitled to explore all or part of the property for a period of 6 years divided into three phases after which it is required to decide whether to enter into commercial production from all or a portion of the property.  If a favourable production decision is reached, Samex S.A. will have 3 years to commence production from the property after which it will be entitled to manage the joint venture project and will be required to pay a royalty to Comibol equal to 5.5% of net positive cash flow until recovery of capital investment and thereafter 16% of net positive cash flow.  The Goya I/El Bonete concessions are also subject to a 1.2% Net Profits interest in favour of Robert Kell and Front Range Exploration Corp. based on Samex S.A.'s net profits interest in the property.

In order to earn its interest under the Comibol Agreement, Samex S.A. has completed:

a)

an initial payment of US$6.00 per hectare ($14,124.00), which has been paid;

b)

during the first year, a payment of US$3.00 per Hectare ($7,062.00), which has been paid;

c)

during the first year, an additional payment of US$1,000.00/ month to March 1996, which has been paid;

d)

during the second year, an additional payment of US$2,000.00/ month from April 1996 through March 1997 (which has been paid); and

e)

a payment due March 1997 of US$100.00 per hectare on property retained for further exploration (US$180,300 was paid to retain 1,803 hectares); in addition, Samex S.A. was required to fulfill work commitments totaling US$1,140,000.00 during the first two years of the agreement, which requirement was fulfilled by March, 1997.

In order to maintain its rights under the Comibol Agreement, Samex S.A. is required to make a payment by April 11, 2000 of US$500.00 per hectare on property which Samex S.A. should decide to exploit (up to US$901,500 if all 1,803 hectares are retained).  This payment, which was due April 11, 2000, has not been made and, accordingly, we are now in default of our obligations under the Comibol agreement. Comibol has not given notice of default or demanded payment and we are awaiting the outcome of negotiations with Comibol concerning an extension to the term of the Comibol agreement and payment date.  There is no assurance that we will obtain the extension sought on favourable terms or at all.  If we do not obtain an extension or other relief from payment, Comibol may be in a position to unilaterally terminate the Agreement, whereupon we would be liable to forfeit our entire interest in the property.

An oxide target with enriched silver values is present on a portion of the Santa Isabel property.  Here, prominent sulfide veins, intervals of vein swarms and disseminated sulfide, have been oxidized to depths of 100 meters or more.  Geologic mapping and IP geophysical surveys have outlined a sulfide mineralized body 1000 meters long by 900 meters wide beneath the oxide zone.   Dump material and surface rock-chip samples of oxide material positioned above the sulfide target contain 119.4 to 754.8 grams/metric ton silver with 1.82% to 8.0% lead, low zinc (0.12% to 27%), 0.054 to 1.233 grams/metric ton gold (most >0.200 grams/metric ton).  Some samples contain 0.23% to 0.50% antimony.  Further geologic mapping and rock-chip sampling are needed to advance this target to a drill-ready status.  We have not conducted any exploration on the Santa Isabel property since 1998.   In addition to the $1,551,099 deferred exploration cost written off relative to the Candelaria concession in 1998, a further $2,113,801 of deferred costs were written off in fiscal 2000 due to inactivity on the remainder of the property.

Provided we are able to obtain an extension to our payment obligations under the Comibol Agreement on satisfactory terms, we intend to seek to enter a joint venture with a major company which is established in zinc, silver, indium and lead mining, refining and marketing in order to facilitate further exploration on the Santa Isabel Property.   The Santa Isabel Property is without a known body of commercial ore and activities to date have been exploratory in nature.

WALTER PROPERTY

The Walter property is located in Quijarro Province, Department of Potosi in Bolivia approximately 10 km north of the old El Asiento silver mining property.  It lies in the south-central part of the Bolivian Altiplano on the southern end of Frailes Mountains at elevations between 4,700 and 5,000 meters (15,400 to 16,400 feet).  The property is accessible by dirt roads from Potosi (145 kilometers) and Uyuni (80 kilometers).  In addition, the railroad between La Paz, Bolivia and Antofagasto, Chile passes within 80 kilometers of the Walter property through the town of Rio Mulatos.  Electric power is available from the Planta Killpani about 30 kilometers northeast of the property.  Water is available for mining purposes from small lakes on or near the property.

We have not conducted exploration on the property since 1997 and are seeking either a buyer or a joint venture partner to further explore and exploit the Walter Project.  Located in the Altiplano of Bolivia, the Walter property is situated along a regional trend of deep-seated faults that served as conduits for the emplacement of veins and dacite porphyry intrusions.  The exploration objective is defining mineable reserves of gold, silver, lead, zinc, copper, arsenic and bismuth hosted within "Bolivian-style" polymetallic veins.  By June 1997, we had completed a total of 2,842 meters of drilling and 1,700 meters of underground drifting in the Walter South zone.  The surface trace of veins combined with the lateral and vertical extent of the drilling and drifting indicates vein mineralization of approximately 2 million tonnes within the limited dimensions explored (see table below).

Mineralized Block	Approx. Tonnage	Gold, Silver, Copper, Lead, Zinc, Bismuth Mineralization Average Grade
Vein	Tonnes	Au g/t	Ag g/t	Cu %	Pb %	Zn %	Bi %
Potosi	1,003,000	3.972	299.65	0.82	0.35	3.17	0.24
Pupusani v4	234,000	1.529	77.0	0.13	0.43	16.19	0.02
Pupusani v3	278,000	1.125	437.0	0.14	2.07	4.86	0.08
Pupusani v2	132,000	2.107	66.1	0.11	0.09	4.90	trace
Mercurio	190,000	2.200	228.0	0.48	1.30	24.65	0.06
Rica	67,000	10.174	-	-	-	-	-
Huancarani	63,000	12.650	-	-	-	-	-

Additional potential exists along the open-ended lateral and down-dip extents of these veins and other structures. The Walter property is without a known body of commercial ore and our activities to date have been exploratory in nature.

During fiscal 2002, claim holdings on the Walter Property were reduced from 4,710 hectares down to the 910 hectares presently held 100% by our subsidiary, Bolivex S.A.   The Walter Mining Group concessions (910 hectares) were acquired by Bolivex from Minera Walter S.A. under a deed of transfer dated November 1, 1994, for a purchase price of US$500,000 (final payment completed in August 1998).  Patricio Kyllmann, our director, is also the President and a shareholder of Minera Walter S.A.  The Walter property is subject to a royalty payable to Minera Walter S.A. as follows: a 2% net sales royalty (defined as gross sales less the cost of smelting and sale) if the price of gold is up to US$500.00/ounce and 3% if the price of gold exceeds US$500.00.  Patent fees of approximately US$1.00 per hectare must be paid annually to maintain the mining concessions.

WARA WARA PROPERTY

The Wara Wara Property is located in the Altiplano region of southwestern Bolivia, at an elevation of 3,800 m (12,500 ft) and approximately 80 km east of the city of Potosi, where the world's largest silver deposit, Cerro Rico is situated.  Our exploration objective is to identify bulk-tonnage zinc-lead-silver mantos or sedex type ore bodies within the old Wara Wara mining district.  The property is positioned in a geologic/metallogenic belt that extends into Bolivia from northern Argentina.

Sampling the dumps of old workings on the Wara Wara property revealed that the grade of ore mined probably ranged between 15-25% zinc, 5-25% lead, 70-300 grams/metric ton silver, along with 2-5% copper from several mines where chalcopyrite locally occurs.  The workings are generally associated with narrow irregular veins, veined zones, and related localized mantos replacement within favorable stratigraphic intervals. The vein and mantos zinc-lead-silver mineralization occurs in a Silurian-Ordovician sequence of gray siltite and shale with prominent quartzite layers.  These prominent quartzite layers within the stratigraphic sequence are strongly altered (silicified with calc-silicate minerals) and sulfide mineralized with sphalerite and galena.

From 1996 through 2000, we conducted small exploration programs involving surveying, geologic mapping, sampling, geochemical analysis and 26 line-kilometers of IP geophysical surveys to advance the Wara Wara prospect.  A large IP chargeability anomaly, 3,000 meters long by 600 to 1,200 meters across, discovered within the concessions possibly represents significant zinc-lead-silver sulfide mineralization at depth.  No exploration has been conducted on the Wara Wara property since 2000.

The numerous drill targets on the Wara Wara property need to be further evaluated to better understand the depth position/dimensional extent of sulfide mineralization and possible complicating post-mineral faults.  This will also help in prioritizing the targets in order of importance.  We are eager to advance the Wara Wara prospect through a ten hole drill program, therefore a joint venture or private placement funding is being sought with major mining companies.  The Wara Wara Property is without a known body of commercial ore and our activities to date have been exploratory in nature.

The Wara Wara property consists of 3,875 hectares owned 100% by our subsidiary, Emibol S.A.  The El Dorado concession (500 hectares) was acquired for US$500 pursuant to a Purchase and Sale Agreement dated April 8, 1996 between Eduardo Martinez et al and Emibol S.A.  The Salvadora concession (46 hectares) was acquired from Careaga et al for US$9,000 pursuant to sale/transfer contract dated September 30, 1996.  The balance of the property was acquired by staking.  The property is subject to a net smelter royalty of an aggregate of 0.6 % payable to Robert Kell, Front Range Exploration Corp., and El Roble S.A.  Patent fees of between approximately US$1.00 and $2.00 per hectare must be paid annually to maintain the mining concessions.

YARETANI PROPERTY

The Yaretani Property is located in the Altiplano region of southern Bolivia.  The prospect is approximately 10 airline kilometers south-southwest of Atocha and 11 airline kilometers west of the railroad station of Escoriani.  Access to the property from Potosi takes seven hours via dirt road through Uyuni and Atocha.  Surface elevations of the prospect area range from 13,590 feet (4140 m.) to 14,440 feet (4400 m.).  Wide mineralized/altered fault zones trend northwestward across the property at elevations below 14,440 feet (4,400m.).  The relatively gentle nature of the prospect area is well-situated for development of a large mine.  The surrounding area is more than adequate for necessary infrastructure for a large mining operation.  Adequate water for a mining operation is available from nearby rivers and basins.  High-tension electric power lines of the Bolivian national grid are 11 kilometers from the property.  The national railroad line from Uyuni to Tupiza is only 15 kilometers by road from the property to the rail station of Escoriani.

The exploration target at the Yaretani Property in Bolivia is sediment- and shear-hosted gold and antimony.  Gold and antimony are stratabound in folded units of black shale and siltite.  Shear-hosted gold and antimony occurs in two distinct structures as stockwork veining and disseminated in black shale. This gold-antimony sulfide bearing zone comes to surface as two parallel zones, the Salamanca Zone and the Triunfo Zone.  Veins and stockwork veining in this sulfide-rich shear were exploited for their high grade gold (10 to >30 grams/tonne) in numerous old shafts, tunnels and pits which are scattered along the 2.5+ kilometer surface trace of the zone.

In 1996, we completed a 2,288 meter drill program on the Yaretani property.  Stratabound (sediment-hosted) gold mineralization was discovered in two drill holes and in the old 100 meter-long Condor #2 Tunnel where samples of the shale/siltite from the tunnel's dump grade from 2.5 to 3.5 grams of gold per tonne.  Drill Hole 1A on the Salamanca Zone intersected stratabound mineralization at a drill depth between 187.7 and 200.8 meters.  The interval averaged 0.684 grams of gold/tonne over a true width of 10.3 meters including 1.735 grams per tonne over 2.83 meters.  Approximately 2000 meters northwest of Drill Hole 1A, Hole 4A intersected three closely spaced zones of sediment-hosted sulfides between a drilling depth of 31 to 67 meters.  This 37 meter interval averaged 0.61 grams gold per tonne including a 10 meter interval from 43 to 52 meters averaging 1.65 grams gold per tonne (0.052 oz./t).  We have not conducted any exploration on the Yaretani property since 1996.

Additional drilling is required to test for near surface, shear-hosted or stratabound gold exploitable by open-pit methods.  This program is subject to the availability of financing and/or an agreement with a joint venture partner.  The Yaretani Property is without a known body of commercial ore and our activities to date have been exploratory in nature.

The Yaretani property consists of approximately 2,280 hectares held 100% by our subsidiary, Emibol S.A.  We paid a total of US$79,600.00 in option and purchase payments under the Montano Option (dated October 20, 1994) to acquire the Yaretani Mining Group concessions, covering a 425 hectare portion of the property.  Three additional concessions comprising approximately 295 hectares (San Alberto, Sucesivas San Alberto and Segundas Sucesivas San Alberto) were purchased for the sum of US$50,000.00 from A. Sivila et al by registered deed signed October 27, 1995 and registered December 7, 1995.  The balance of the property (1,600 hectares) was acquired pursuant to a Purchase and Sale Agreement dated April 8, 1996 between Eduardo Martinez et al and Emibol S.A. for the purchase of the Rosario concessions for the sum of US$1,600.  The Yaretani property is subject to a net smelter royalty of an aggregate of 0.6 % payable to Robert Kell, Front Range Exploration Corp., and El Roble S.A.  Patent fees of approximately US$2.00 per hectare must be paid annually to maintain the mining concessions.

NEWS RELEASES

Following are News Releases over the past year providing a review of the Company's activities.

FIRST QUARTER 2003 - FOR THE PERIOD ENDED FEBRUARY 28, 2003

News Release No. 1-03 dated January 29, 2003

PURCHASE OF CONCESSIONS COVERING GOLD PROSPECTS - CHILE - SAMEX has entered into an agreement to purchase approximately 1,475 hectares (3,640 acres) of mineral concessions covering gold prospects in central Chile for US$50,000 cash (US$10,000 on execution of the agreement and, subject to title opinion due diligence, US$40,000 by February 28, 2003).  Dubbed the "El Zorro" district by SAMEX, the concessions are situated within a 16 square kilometer (6 square mile) area with numerous small abandoned mines and prospects on scattered gold occurrences.

Under the agreement, the vendor retains a back-in right to earn an interest in the property in the event that  SAMEX discovers a deposit containing not less than two million tonnes of contained equivalent copper on or within a half kilometer of the property.  The vendor can elect to exercise the back-in right to earn a 30% interest by reimbursing SAMEX three times the expenditures incurred, and up to 51% interest by  expending 100% of all further costs necessary to complete a bankable feasibility study on the property.  Thereafter, the parties would negotiate a joint venture to carry out development and mining of the property.

SAMEX continues exploration work to identify and acquire additional quality precious metal prospects that meet the Company's specific exploration criteria.

SECOND QUARTER 2003 - FOR THE PERIOD ENDED MAY 31, 2003

News Release No. 2-03 dated March 7, 2003

SAMEX COMPLETES PURCHASE OF GOLD PROSPECT CONCESSIONS - CHILE - SAMEX has made the final payment required to complete the purchase of approximately 1,475 hectares (3,640 acres) of mineral concessions covering gold prospects in central Chile (see details of purchase agreement previously described in News Release No. 1-03 dated January 29, 2003).  SAMEX purchased the concessions for US$50,000 cash (US$10,000 on execution of the agreement, and a final payment of US$40,000 which has now been paid).

The concessions are situated within a 16 square kilometer (6 square mile) area with numerous small abandoned mines and prospects on scattered gold occurrences which SAMEX has dubbed, the "El Zorro" district.  SAMEX is reviewing and evaluating previous mining/exploration in the district in order to plan an exploration program with the objective of discovering bulk-tonnage, open-pittable gold deposits.

SAMEX continues exploration work to identify and acquire additional quality precious metal prospects that meet the Company's specific exploration criteria.

News Release No. 3-03 dated May 28, 2003

SAN PEDRO PRECIOUS METAL PROSPECT, EL ZORRO DISTRICT, CHILE - SAMEX has begun to evaluate its 100% owned San Pedro prospect, which is one of several multi-million ounce precious metal exploration targets within the recently acquired, El Zorro district in Chile.

The geologic setting of San Pedro is a gold-mineralized breccia body where sporadic small mining activity has been carried out since the early 1960's.  Initially, exploitation was via shafts and narrow workings exploiting higher grade zones.  Later production came from an irregular open cut that now measures +400-meters long, up to 70-meters across, and up to 20-meters deep.  Several declines were then driven down into the breccia body from the pit floor.  (See www.samex.com for pictures).

SAMEX has completed a first-pass, but thorough, evaluation of a data package provided by the previous owners from their intermittent exploration work carried out at the San Pedro gold prospect between 1979 and 1997.  This previous exploration work included: geologic mapping, rock-chip sampling, metallurgical test work, and a limited amount of reverse-circulation drilling in 1991.  The gold content of the breccia body is shown by the considerable number of rock-chip sample results (311 samples) to be variable (<0.010g/mt to 37.000 g/mt).  Mineralized material sampled typically contained 1.0 to 6.0 g/mt gold.  Their review of available production records showed the typical tenor of ore shipments to range between 6 to 8 grams/metric ton gold.  Metallurgical tests on bulk samples by the previous owners in 1983 found that 86% recovery of gold could be attained via simple grinding and cyanidization.

Dimensions of the area of exposed breccia outcrops are approximately 500 meters in length and 30 to 120 meters in width.  Based on the geologic mapping, distribution of mine workings, and drilling results, the exploration target at San Pedro is permissive for the discovery of greater than eight million cumulative metric tons of 2.70 g/mt gold per 100 meters of depth (+/-700,000 contained ounces).  The breccia body is open- ended at depth and may continue to the west beneath shallow cover for an additional 500 meters of strike length.  Outcrops, further west of the projected possible covered trace of the breccia, are cut by gold mineralized vein structures.  If present, the possible westward extent of the mineralized breccia would substantially increase the size of the exploration target and be permissive for the discovery of greater than 20 million metric tons per 100 meters of depth (+/-1,750,000 contained ounces).

The proposed initial exploration work by SAMEX will be focused on geological mapping, sampling/assaying and outlining the full extent of the breccia body beneath cover followed by a core drilling program of four to six HQ core holes to 200 meters depth each to initially test down into and across the gold-mineralized breccia.

The San Pedro exploration prospect, at El Zorro, is readily accessible from the paved Pan American highway (12kms) and is well situated for mining infrastructure being surrounded by low lying hills and rolling pampa.  SAMEX is working to secure exploration funding.

The vendor retains a back-in right to earn an interest in the property in the event that  SAMEX discovers a copper deposit containing not less than two million tonnes of contained equivalent copper on or within a half kilometer of the property.  The vendor can elect to exercise the back-in right to earn a 30% interest by reimbursing SAMEX three times the expenditures incurred, and up to 51% interest by  expending 100% of all further costs necessary to complete a bankable feasibility study on the property.  Thereafter, the parties would negotiate a joint venture to carry out development and mining of the property.  (See News Release No. 1-03)

News Release No. 4-03 dated May 29, 2003

BROKERED PRIVATE PLACEMENT - SAMEX has engaged Canaccord Capital Corporation to act as agent to place up to two million units at a price of $0.25 per unit, for total proceeds of up to $500,000 on a commercially reasonable efforts basis.  Each unit consists of one common share of SAMEX and one-half of a non-transferable share purchase warrant.  One full warrant shall entitle the holder thereof to purchase one additional common share at a price of $0.30 for a period of two years from the closing date.  The financing proceeds will be used for working capital, property acquisition and exploration on the Company's Chilean precious metal prospects.  Closing of the financing is subject to regulatory approval.

Canaccord will receive a commission of 8% of the gross proceeds of the financing, of which it may elect to receive 50% in units at a deemed price of $0.25 per share.  Canaccord will also receive agent's warrants equal to 20% of the number of private placement units exercisable for a one year period at $0.30, and an administration fee.

THIRD QUARTER 2003 - FOR THE PERIOD ENDED AUGUST 31, 2003

News Release No. 5-03 dated June 16, 2003

PRIVATE PLACEMENT COMPLETED - SAMEX has completed a brokered private placement in which Canaccord Capital Corporation acted as agent in the placement of two million units at a price of $0.25 per unit.  Each unit consists of one common share of SAMEX and one-half of one non-transferable share purchase warrant.  One full warrant entitles the holder to purchase one additional common share at a price of $0.30 per share at any time during the two year term of the warrant which expires June 11, 2005.  The 2,000,000 shares and 1,000,000 warrants were issued June 11, 2003 and are subject to a hold period until October 12, 2003.  The proceeds of the financing will be used for working capital, property acquisition and exploration on the Company's precious metal prospects in Chile.

Canaccord was paid an 8% commission comprised of $20,000 cash and 80,000 Agent's Units at a deemed price of $0.25 per unit, (with the same terms as the private placement units) each Agent's Unit consisting of one common share of SAMEX and one-half of one non-transferable share purchase warrant. One full warrant entitles the holder to purchase one additional common share at a price of $0.30 per share at any time during the two year term of the warrant which expires June 11, 2005.   The Agent's Units, comprised of 80,000 shares and 40,000 warrants, were issued to Canaccord on June 11, 2003 and are subject to a hold period until October 12, 2003.  In addition, Canaccord was issued  400,000 Agent's Warrants (20% of the 2,000,000 private placement units), each Agent's Warrant entitling the holder to purchase one additional common share at a price of $0.30 per share at any time during the two year term of the warrant which expires June 11, 2005.  Canaccord was also paid an administration fee of $5,000.

News Release No. 6-03 dated June 30, 2003

CONVERTIBLE NOTE/WARRANT AMENDMENTS - Subject to regulatory acceptance, SAMEX has agreed to amend the terms of an outstanding $200,000 CDN Convertible Note (dated July 31, 1998) as follows*: the term of the Convertible Note will be extended for one year to July 31, 2004, the conversion term will also be extended one year to June 30, 2004, and the conversion price will be amended to $0.30 per unit.  The outstanding Convertible Note principal may be converted, at the option of the holder, any time until June 30, 2004 into 666,667 units ("Note Units").  Each Note Unit consists of one common share of the Company and one non-transferable share purchase warrant (a "Note Warrant").  Each Note Warrant entitles the holder to purchase one additional common share of the Company at a price of $0.35 for one year from the date the Convertible Note is converted.  The interest accruing to July 31, 2003, the original maturity date, (approximately $107,725) will be paid to the holder on or before July 31, 2003.

During the one year extension, the Convertible Note will continue to bear interest at 9% per annum compounded annually, which will be accrued but not payable until July 31, 2004 (the new "Maturity Date"), or at 10% if the principal and interest remain unpaid after the Maturity Date.  If the Convertible Note is converted in whole or in part prior to June 30th, 2004, interest thereon will be reduced to 7%.  If the price of SAMEX shares trades above $0.45 for 15 (fifteen) consecutive trading days, SAMEX has the option of converting the Convertible Note into Note Units.

SAMEX has also agreed to extend the term of an outstanding warrant by one year.  The warrant entitles the holder to purchase 250,000 shares at a price of $0.40 per share if exercised during the term of the warrant which has been extended to June 30, 2004.

*NOTE: Subsequent to this news release, the TSX Venture Exchange recommended a minor revision to the announced amendments.  See News Release No. 7-03 dated August 7, 2003 for the revised terms.

News Release No. 7-03 dated August 7, 2003

CONVERTIBLE NOTE/WARRANT AMENDMENTS COMPLETED - The TSX Venture Exchange accepted the amended terms to an outstanding $200,000 Convertible Note (dated July 31, 1998) as follows: the Maturity Date of the Convertible Note will be extended for two years until July 31, 2005 (the "Maturity Date"); the conversion term will be extended for one year to June 30, 2004 (the "Expiry Date"), and the conversion price will be amended to $0.30 per unit (the "Conversion Price").  The outstanding Convertible Note principal may be converted, at the option of the holder, any time until June 30, 2004 into 666,667 units ("Note Units").  Each Note Unit consists of one common share of the Company and one non-transferable share purchase warrant (a "Note Warrant").  Each Note Warrant entitles the holder to purchase one additional common share of the Company at a price of $0.35 for a period of one year from the date the Convertible Note is converted.  Interest totaling $107,725 which had accrued to July 31, 2003 (the original maturity date), was paid to the note holder.

During the two year extension, the Convertible Note will continue to bear interest at 9% per annum compounded annually, which will be accrued but not payable until July 31, 2005 (the new "Maturity Date"), or at 10% if the principal and interest remain unpaid after the Maturity Date.  If the Convertible Note is converted in whole or in part prior to June 30th, 2004, interest thereon will be reduced to 7%.   At any time prior to the conversion Expiry

Date of June 30, 2004, if the price of SAMEX shares trades above $0.45 for 15 (fifteen) consecutive trading days, SAMEX has the option to cause the Convertible Note to be converted into Note Units on the same terms and conditions as are applicable to the note holder.

The TSX Venture Exchange also consented to the extension of the expiry date of an outstanding warrant by one year.  The warrant entitles the holder to purchase 250,000 shares at a price of $0.40 per share if exercised during the term of the warrant which was extended to June 30, 2004.

(Proposed amendments to the Convertible Note and Warrant were originally announced in SAMEX News Release No. 6-03 dated June 30, 2003, but the TSX Venture Exchange subsequently recommended a minor revision.  This News Release dated August 7, 2003 incorporates the recommended revision.)

News Release No. 8-03 dated August 11, 2003

PRIVATE PLACEMENT- SAMEX has arranged a private placement of 844,000 units comprised of one common share and one-half of a share purchase warrant at a price of $0.40 per unit.  One full warrant will entitle the holder to purchase an additional common share at a price of $0.40 per share if exercised at any time during the two year term of the warrant.  SAMEX has agreed to pay a 8% finder's fee (payable as 10,000 units) in relation to the placement of 125,000 of the units.   Four directors of SAMEX are placees for 595,000 units of the private placement.  The proceeds of the private placement will be used for exploration/expenditures on the Company's mineral exploration properties and for general working capital.   The private placement is subject to regulatory acceptance.

SAMEX confirms that there are no material changes in the Company that have not previously been announced, though management has recently observed a dramatic shift in market perception and interest concerning gold and silver which appears to be turning investor's attention to companies mining or exploring for precious metals.

SAMEX Mining Corp. is a junior resource company engaged in the acquisition and exploration of mineral properties in South America, particularly in the countries of Bolivia and Chile.  The Company focuses its exploration activities on the search for precious metal deposits.  SAMEX management is motivated by a strong conviction that gold and silver are precious, valuable "hard assets".   In spite of lackluster precious metal prices of recent years, SAMEX has persistently maintained and declared its strong belief that gold prices are significantly undervalued, having been depressed due to manipulation of the US dollar price of gold.   For centuries, gold and silver were the true measure of value; an honest standard against which fiat currencies and other forms of money were measured.  Over the past half-century, popular financial and investment opinion has rejected precious metals as a "store of wealth" in favour of "paper wealth" like stocks, bonds, securities, debt instruments, futures, derivatives, and paper currencies.   When confidence in paper assets is shaken again, gold and silver will increase in value as a highly sought-after form of wealth and honest money.  The Company's objective is to be well-positioned to benefit from increases in the value of gold and silver.

FOURTH QUARTER 2003 - FOR THE PERIOD ENDED NOVEMBER 30, 2003

News Release No. 9-03 dated September 3, 2003

OPTION ON ADDITIONAL CONCESSIONS IN EL ZORRO DISTRICT - CHILE - SAMEX has signed a letter of intent which will be the basis for a formal Option Agreement to acquire additional mineral concessions covering gold prospects in the El Zorro district in Chile.  Under the Option Agreement (to be completed within 60 days), SAMEX can acquire concessions covering approximately 220 hectares by making option payments totaling US$230,000 as follows:

i)

US$30,000 upon signing of the Option Agreement.

ii)

US$50,000 12 months from the date of signing the Option Agreement.

iii)

US$50,000 24 months from the date of signing the Option Agreement.

iv)

US$100,000 36 months from the date of signing the Option Agreement.

The concessions are subject to a Net Smelter Return Royalty of 2% on gold and silver, 1.5% on copper, and 1.5% on other payable minerals, if the US$ price per pound of the mineral is less than US$1 or 2% if the US$ price per pound of the mineral is US$1 or greater.  The concessions are subject to advance NSR Royalty payments to a maximum of US$500,000 payable as follows:

i)

US$100,000 50 months from the date of signing the Option Agreement.

ii)

US$100.000 62 months from the date of signing the Option Agreement.

iii)

US$100,000 74 months from the date of signing the Option Agreement.

iv)

US$100,000 86 months from the date of signing the Option Agreement.

v)

US$100,000 98 months from the date of signing the Option Agreement.

SAMEX has an option to buyout the Net Smelter Return Royalty at any time for US$1,800,000.

SAMEX has an exploration program underway within the El Zorro district, involving geologic mapping, sampling and assaying.  The El Zorro district is an area with numerous small abandoned mines and prospects on scattered gold occurrences. In addition to SAMEX's original acquisition in the El Zorro district, the Company has staked more than 1,600 hectares of concessions in the surrounding area.

News Release No. 10-03 dated September 19, 2003

PRIVATE PLACEMENT COMPLETED - SAMEX has completed a private placement of 859,000 units at a price of $0.40 per unit (originally announced as 844,000 units in News Release No. 8-03 dated August 11, 2003).  Each unit is comprised of one common share and one-half of a share purchase warrant.  One full warrant entitles the holder to purchase an additional common share at a price of $0.40 per share if exercised at any time during the two year term of the warrant which expires September 15, 2005.  The units (859,000 shares and 429,500 full warrants) were issued September 15, 2003 and are subject to a hold period until January 16, 2004.

SAMEX also issued 10,000 units (same terms as the private placement units) to Canaccord Capital Corporation as a finder's fee in relation to the placement of 125,000 units of the private placement.  The finder's fee units (10,000 shares and 5,000 full warrants) were issued September 15, 2003 and are subject to a hold period until January 16, 2004.

Four directors of SAMEX were placees for 595,000 units of the private placement.  The proceeds of the private placement will be used for exploration/expenditures on the Company's mineral exploration properties and for general working capital.

CONVERTIBLE NOTE CONVERTED TO UNITS - DEBT ELIMINATED - Under the terms of an outstanding Convertible Note (the "Note"), SAMEX had the option to cause the note-holder to convert the Note into units if the price of SAMEX shares traded above $0.45 for 15 consecutive trading days.  This having occurred, SAMEX elected to have the $200,000 principal of the Note converted into 666,667 units at a price of $0.30 per unit as provided by the terms (see News Release No. 7-03) of the Note.   Each unit consists of one common share of the Company and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share of the Company at a price of $0.35 for a one year period expiring September 11, 2004.  The share/warrant units were issued to the note-holder on September 11, 2003.

Pursuant to the terms of the Note, the note-holder was paid $1,610.96 to cover 7% interest which had accrued on the note to September 11, 2003.  The interest payment and issue of the share/warrant units to the note-holder was full and complete satisfaction of the Note and effectively canceled the Note, eliminating SAMEX's debt.

News Release No. 11-03 dated September 25, 2003

FINAL PAYMENT COMPLETED - ESKAPA BUY-BACK AGREEMENT - SAMEX has completed the final payment of CDN $25,000 due under the buy-back of a 40% interest in the Eskapa property in Bolivia.  In October 2002, SAMEX restored its original 99% interest in the Eskapa property in Bolivia by purchasing-back the 40% joint venture rights earned by International Chalice Resources Inc. ("Chalice") under the Eskapa Property Option Agreement.  Pursuant to the buy-back agreement, SAMEX issued a $25,000 Promissory Note to Chalice to cover the final payment which was to be paid on or before October 3, 2003.  This $25,000 payment to Chalice has now been completed.

SAMEX holds a 99% interest in any mining operations which may be established on the Eskapa property, subject to a US $2,000,000 cash royalty (to be paid out of production) that was granted to Chalice under the terms of the buy-back agreement.

NEW "ROSETTA STONE" WEB PAGE SUMMARIZING ESKAPA EXPLORATION TO DATE

SAMEX has created a new web page, accessed through a link from the Company's web site at www.samex.com .  The new page provides easy access to technical and summary information distilled from the FORM 43-101F1 TECHNICAL REPORT, authored by SAMEX Vice President Exploration, Robert E. Kell.

SAMEX encourages its shareholders to take time to review the information which includes;

-ESKAPA "ROSETTA STONE" SUMMARY - ABSTRACT

-ESKAPA "ROSETTA STONE" SUMMARY - TECHNICAL

-Technical Figures 1 through 9 (each figure can be enlarged with your mouse)

-Proposed Drill Holes 1 through 8 (each cross-section can be enlarged with your mouse)

-A slide show of photos from Eskapa (each photo can be enlarged with your mouse)

SAMEX's exploration efforts at Eskapa have clearly produced a "Rosetta Stone" for understanding the precious-metal mineralization system at Cerro Eskapa and generated a solid geologic model to guide further exploration drilling.  Having now identified ten highly prospective mineralized structures and decided upon drill locations, SAMEX is looking forward to securing the funding to advance the exploration at the Eskapa prospect with the objective of discovering high-grade precious metal deposits.

News Release No. 12-03 dated October 22, 2003

PRIVATE PLACEMENT - SAMEX has arranged a private placement of 880,000 units comprised of one common share and one-half of a share purchase warrant at a price of $0.70 per unit.  One full warrant will entitle the holder to purchase an additional common share at a price of $0.80 per share if exercised at any time during the two year term of the warrant.  The units will be subject to a four-month hold period.  SAMEX has agreed to pay an 8% finder's fee (payable as 38,000 units) in relation to the placement of 475,000 of the units.   The proceeds of the private placement will be used for exploration/expenditures on the Company's mineral exploration properties and for general working capital.   The private placement is subject to regulatory acceptance.

SAMEX Mining Corp. is a junior resource company engaged in the acquisition and exploration of mineral properties in South America, particularly in the countries of Chile and Bolivia.  The Company focuses its exploration activities on the search for precious metal deposits.  SAMEX management is motivated by a strong conviction that gold and silver are precious, valuable "hard assets".   The Company's objective is to be well-positioned to benefit from increases in the value of gold and silver.

News Release No. 13-03 dated October 23, 2003

PRIVATE PLACEMENT - In addition to the private placement announced by SAMEX on October 22, 2003, the Company has also arranged a private placement with a Canadian institutional investor for 1,400,000 units comprised of one common share and one-half of a share purchase warrant at a price of $0.70 per unit.  One full warrant will entitle the holder to purchase an additional common share at a price of $0.80 per share if exercised at any time during the two year term of the warrant.  The units will be subject to a four-month hold period.  SAMEX has agreed to pay an 8% finder's fee (payable by the issuance of 112,000 units) in relation to the placement of the 1,400,000 units.   The proceeds of the private placement will be used for exploration/expenditures on the Company's mineral exploration properties and for general working capital.   The private placement is subject to regulatory acceptance.

SAMEX Mining Corp. is a junior resource company engaged in the acquisition and exploration of mineral properties in South America, particularly in the countries of Chile and Bolivia.  The Company focuses its exploration activities on the search for precious metal deposits.  SAMEX management is motivated by a strong conviction that gold and silver are precious, valuable "hard assets".   The Company's objective is to be well-positioned to benefit from increases in the value of gold and silver.

News Release No. 14-03 dated November 10, 2003

OPTION PAYMENT ON ADDITIONAL CONCESSIONS IN EL ZORRO DISTICT, CHILE - SAMEX has signed, and made the first payment, on the formal Option Agreement to acquire approximately 209 hectares of additional mineral concessions covering gold prospects in the El Zorro district in Chile (see SAMEX News Release No. 9-03 dated September 3, 2003 re Letter of Intent Agreement).  Under the Option, SAMEX can acquire the concessions by making option payments totaling US$230,000 as follows:

i)

US$30,000 upon signing of the Option Agreement (which has been paid).

ii)

US$50,000 by October 31, 2004;

iii)

US$50,000 by October 31, 2005;

iv)

US$100,000 by October 31, 2006.

The concessions are subject to a Net Smelter Return Royalty of 2% on gold and silver, 1.5% on copper, and 1.5% on other payable minerals, if the US$ price per pound of the mineral is less than US$1 or 2% if the US$ price per pound of the mineral is US$1 or greater.  The concessions are subject to Advance Royalty payments to a maximum of US$500,000 payable as follows:

i)

US$100,000 on December 31, 2007;

ii)

US$100,000 on December 31, 2008;

iii)

US$100,000 on December 31, 2009;

iv)

US$100,000 on December 31, 2010;

v)

US$100,000 on December 31, 2011.

All Advance Royalty payments would be recoverable through deductions from future N.S.R. Royalty payments.  SAMEX has an option to buyout the complete N. S. R. Royalty at any time for US$1,800,000.

SAMEX has a program underway within the El Zorro district to advance several exploration targets.  The current program involves air-photo and topographic surveys, geologic mapping, sampling and assaying.  The El Zorro district is an area with numerous small abandoned mines and prospects on scattered gold occurrences.  The Company continues to identify and evaluate additional precious metal prospects in the region for possible acquisition.

News Release No. 15-03 dated November 17, 2003

PRIVATE PLACEMENT - SAMEX has arranged a private placement with a European institutional investor for 1,000,000 units comprised of one common share and one-half of a share purchase warrant at a price of $1.00 per unit.  One full warrant will entitle the holder to purchase an additional common share at a price of $1.05 per share if exercised at any time during the two year term of the warrant.  The units will be subject to a four-month hold period.  The proceeds of the private placement will be used for exploration/expenditures on the Company's mineral exploration properties and for general working capital.   The private placement is subject to regulatory acceptance.

STOCK OPTIONS GRANTED - Pursuant to the Company's Stock Option Plan, SAMEX has granted new incentive stock options to directors/officers of the Company to purchase an aggregate of 590,000 shares at a price of $1.00 per share for a five year term expiring November 17, 2008.  Any shares issued on the exercise of the options would be subject to a four month Exchange hold-period until March 17, 2004.

News Release No. 16-03 dated November 18, 2003

PRIVATE PLACEMENT COMPLETED - SAMEX has completed a private placement of 1,400,000 units at a price of $0.70 per unit with a Canadian institutional investor (originally announced in News Release No. 13-03 dated October 23, 2003).  Each unit is comprised of one common share and one-half of a share purchase warrant.  One full warrant entitles the holder to purchase an additional common share at a price of $0.80 per share if exercised at any time during the two year term of the warrant which expires November 7, 2005.  The units (1,400,000 shares and 700,000 warrants) have been issued and are subject to a hold period until March 8, 2004.  The proceeds of the private placement will be used for exploration/expenditures on the Company's mineral exploration properties and for general working capital.

SAMEX also issued 112,000 units (same terms as the private placement units) to Canaccord Capital Corporation as an 8% finder's fee in relation to the placement of the 1,400,000 units.  The finder's fee units (112,000 shares and 56,000 warrants) are subject to a hold period until March 8, 2004.

News Release No. 17-03 dated December 5, 2003

PRIVATE PLACEMENT OF 930,000 UNITS COMPLETED - SAMEX has completed a private placement of 930,000 units at a price of $0.70 per unit (originally announced as 880,000 units in News Release No. 12-03 dated October 22, 2003).  Each unit is comprised of one common share and one-half of a share purchase warrant.  One full warrant entitles the holder to purchase an additional common share at a price of $0.80 per share if exercised at any time during the two year term of the warrant which expires November 27, 2005.  The units (930,000 shares and 465,000 warrants) have been issued and are subject to a hold period until March 28, 2004.  The proceeds of the private placement will be used for exploration/expenditures on the Company's mineral exploration properties and for general working capital.

SAMEX also issued 34,000 units (same terms as the private placement units) to Canaccord Capital Corporation as an 8% finder's fee in relation to the placement of 425,000 units.  The finder's fee units (34,000 shares and 17,000 warrants) are subject to a hold period until March 28, 2004.

PRIVATE PLACEMENT OF 1,000,000 UNITS COMPLETED - SAMEX has completed a private placement with a European institutional investor for 1,000,000 units at a price of $1.00 per unit (originally announced in News Release No. 15-03 dated November 17, 2003).  Each unit is comprised of one common share and one-half of a share purchase warrant.  One full warrant entitles the holder to purchase an additional common share at a price of $1.05 per share if exercised at any time during the two year term of the warrant which expires November 28, 2005.  The units (1,000,000 shares and 500,000 warrants) have been issued and are subject to a hold period until March 29, 2004.  The proceeds of the private placement will be used for exploration/expenditures on the Company's mineral exploration properties and for general working capital.

SUBSEQUENT TO THE YEAR END

News Release No. 1-04 dated March 25, 2004

EXPLORATION UPDATE - EL ZORRO PROSPECT, CHILE - SAMEX's on-going exploration within the El Zorro district in Chile has identified five highly prospective mineralized target areas to-date.  Target areas II through V encompass numerous old, small gold, silver, copper and barite mines and prospects in low hills (elevations ranging from 700-900 meters) situated along a six-kilometer trend that arcs around a central pampa (plain) where a quartz porphyry intrusion hosts copper-gold mineralization (Target area I).  Additional target areas may yet be identified as exploration continues.  To better reflect the prospect area's multiple target nature, the name of the project is being changed to plural form, Los Zorros ("The Foxes").  The Company has increased its land holdings to more than 42 square-kilometers by staking adjacent concessions and is well-funded to conduct the exploration outlined below.

Target identification/delineation at Los Zorros has been facilitated by the completion of an airborne orthographic photo survey over the entire property, ground topographic surveys, continuing detailed geological mapping, rock chip sampling/assaying (+600 samples to-date), surveying/mapping of old workings, mines and prospect pits, and reviews of limited previous drilling by earlier parties.  Whole-rock geochemical analyses and thin section examination of the various rock types is being undertaken to help interpret the mineralization.  Bulldozer trenching will facilitate further sampling and mapping to assist with drill-target definition.  Geophysical surveys are also being considered to help further define the extent of the targets beneath covered areas.  The characteristics of specific drill targets will be described in detail in future news releases prior to the commencement of drilling.  The focus of the upcoming first-phase exploration drilling program will be to gain important geological information regarding the tenor, style and controls of mineralization and to test these various target areas for economic gold-silver-copper mineralization.  The first-phase drill program is expected to consist of at least 5,000 meters of core drilling in +20 holes of varying depth.  The areas producing the most promising results will then be followed-up with further evaluations.

Geologic interpretation of the Los Zorros district suggests that multiple mineralizing events are possibly related to a porphyry intrusion underlying parts of the area. The targets are geologically diverse and include: porphyry-hosted copper-gold (Target I), gold-copper-silver-bearing barite vein swarms (Targets III and V), gold-silver-copper-mineralized breccia bodies (Target IV), and epithermal mantos-hosted gold (Target II).  Emplacement of altered/copper-gold-mineralized quartz-eye porphyry centered on the property, may have been controlled by dilational opening (extension) produced by the stress-strain regime of the regional Atacama Fault system.  The vein swarm mineralization appears to comprise an extensive sigmoidal-loop (S-shaped) fracture system produced by wrench movements between large-scale regional faulting.  The gold-mineralized breccia and mantos likely represent later stages of the above mineralizing events.

Below are initial summaries of each of the five target areas identified thus far:

Target I - Target I occurs in a younger, altered quartz-eye porphyritic intrusion which consistently hosts variable amounts of oxide-copper mineralization (typically 0.05% to >0.2% copper) and locally associated anomalous gold (0.2 to 0.8 g/mt) and elevated molybdenum (4 to 82 ppm).  The area of mineralized porphyry exposures is +800 by +700 meters and is mostly in an area of pampa and low-lying hills with numerous prospected showings of fault-hosted, fracture-controlled and veinleted, oxide-copper mineralization.  Seventy-eight surface rock chip samples from this area average approximately 0.23% copper and 0.16 g/t gold.  Higher grade zones contain from 1% to 3.5% copper over widths of several meters and are controlled by north- and northwest-trending structures.  Sampling of a 51-meter-long exposure of supergene-leached, strongly altered, quartz porphyry along an old bulldozer cut averaged 0.58g/mt gold, 507 ppm (0.05%) copper, and 17 ppm molybdenum (17 samples).  The samples were taken as three-meter long, continuous horizontal channel cuts.  The geochemical analyses also demonstrate a consistently even distribution of the anomalous gold and copper values and elevated levels of molybdenum from sample to sample across the entire exposure length.  Additional bulldozer trenching and sampling is planned.  The area of the altered quartz-eye porphyry will likely be expanded by exploration beneath volcaniclastic rocks, diorite sills and shallow pampa cover.  The intrusion offers the possibility of containing a large, bulk-tonnage copper-gold deposit where alteration and copper mineralization are more intensely developed.  The target's characteristics and size might prove typical of a Chilean porphyry copper deposit.  The quartz-eye porphyry intrusion may be the mineralizing source to the adjacent six-kilometer trend of mineralized mantos, vein swarms, and breccia targets described below.  Geophysical methods to investigate the previously unknown mineralized intrusion, especially in covered areas, are being evaluated.

Target II - Target II is comprised of several prospective areas: first, an area where gold was previously mined on a small scale via open cut methods and which is marked by strong clay alteration and silicification with abundant iron-oxide minerals over an area about 500 meters long by 200 meters wide.  The gold mineralization occurs in mantos-like layers (intervals of altered tuff units) in a package of andesite flows and diorite sills which are gently dipping and positioned at shallow depths.  PIMA analyses of altered tuff samples from the mine area show mineral assemblages typical of high-level epithermal gold-mineralized systems (opaline, silica, silica-jarosite, alunite-halloysite-montmorillonite, smectite-kaolinite, serecite-pyrophyllite, illite-silica, gypsum-silica and jarosite silica).  Limited previous exploration work by other parties indicates that multiple gold-mineralized intervals are distributed over a package thickness of approximately +80-meters with several of the individual intervals having thicknesses of +20 meters and respective average grades ranging between 0.3 to 1.250 g/t gold.  The gold mineralization within the small local mine workings occurs with distinct clay alteration and silicification and may be much-more extensive beneath surrounding areas to the previous mining activity.

Just to the east and northeast, a second area, 1500 meters long by +300-meters across, has exposed alteration in porphyritic rocks (subvolcanic intrusion and tuffs, diorite sill) similar in appearance to the alteration associated with the gold mineralization of the small mine workings.  Reconnaissance chip sampling (44 samples) of scattered outcrops of clay-red hematite altered and silicified porphyry and diorite over the large area show common elevated

(0.022 to 0.082 ppm) levels of gold with anomalous silver (1 to 6.1 ppm).  Eight samples contain weakly to moderately anomalous gold values (0.173 to 1.22 ppm) with anomalous silver (1.9 to 8.4 ppm), and mercury (110 to 1180 ppb).  Higher gold values (two samples, 4.73 ppm and 5.19 ppm) are restricted to a meter-wide, oxide copper-mineralized (to 3.04% copper) northeast-trending structure.  High sodium values (most >3%) and strongly depleted calcium (most <0.5%) and magnesium (most <0.2%) in the samples suggest the colorful alteration includes a peculiar sodic metasomatism which is noted to importantly occur associated with the copper-gold deposits at Punta del Cobre and Candelaria located in this same geologic belt.  Also in this second area, barite-bearing mantos-hosted and breccia-hosted silver and oxide-copper mineralization to several meters thick occurs, replacing a limestone unit just above the zone of altered porphyritic rock.  Samples across the mantos and breccia are polymetallic in character containing anomalous copper (0.32% to 1.06%), silver (11.1 to 49.3 ppm), and zinc (1365 ppm to 9230 ppm).  Detectible elevated gold values (0.011 to 0.055 ppm) are also present with markedly anomalous amounts of arsenic (2490 ppm to 2560 ppm), mercury (260 to 950 ppb), and antimony (112 to 304 ppm).  This mantos-style mineralization can be traced almost continuously for 1000-meters strike length and historically was locally mined and prospected in many places for copper, silver and gold and barite.

A third prospective area 400 meters long by 300 meters wide may occur in down-dropped fault blocks to the south of the small mine workings where favourable stratigraphic intervals are concealed beneath capping siliclastic and volcaniclastic sedimentary rocks.

SAMEX is currently conducting geologic mapping and sampling of these three areas in Target II as part of an evaluation to determine: (a) if the exposed, extensive clay-alteration and silicification to the east and northeast of the mine is possibly signalling the presence, at depth, of significant gold-mineralization hosted in altered igneous and volcanic rocks; and (b) if mantos intervals similar to that exposed at the small mine workings are at shallow depth beneath cap rock.  The mineralized mantos layer, outlying strong alteration and widespread anomalous silver, elevated gold, high sodium content of altered rocks of the areas comprising Target II may represent the overlying halo to deeper seated copper-gold deposits of the Punta del Cobre and Candelaria types; or gold deposit of the Andacollo type.  Initial core drilling will re-test the small mine workings to better determine the number of mineralized intervals, grades, associated widths, and character of gold mineralization.  The mantos style of gold mineralization of Target II certainly bears some similarities to that at the Andocollo gold mine near La Serena, Chile where estimated remaining reserves are reported at 85 million metric tonnes with an average grade of 1.0 to 1.2 grams/tonne gold (+/-3 million contained ounces).

Target III - Target III is a large area hosting a complex swarm of numerous barite veins which have been historically mined in many places on a small scale for gold and barite.  The vein swarm occurs over an area of approximately 1500 meters long by +600 meters across.  Principal veins are one to over two meters wide.  The gold occurs with limonite and oxide-copper minerals which locally occur in abundance with the coarse-bladed barite.  Recent sinking of a shaft down along one of the veins by local miners found that, at depth, the veins are comprised of chalcocite and pyrite with minor amounts of covellite in barite and quartz gangue.  Chip samples across the vein in this shaft contain 7 g/mt gold, 4% copper, and 120 g/mt silver over a width of 1.5 meters.  Wall rock to the veins in the shaft is pervasively pyrite-sericite-altered diorite with minor veinlets of quartz-pyrite with minor chalcocite and relic chalcopyrite.  SAMEX is currently mapping and sampling the entire vein swarm as part of an evaluation to determining if the vein swarm at depth might comprise a very large, bulk-tonnage target of low-grade gold-copper mineralization hosted by major and minor gold-bearing, copper-sulfide veins and stockwork-veinleted, altered intrusive wallrock.

Target IV - Target IV is a gold-bearing, iron-oxide cemented breccia body cross-cutting the contact between limestone and diorite rocks.  A small open-pit gold mine within the breccia body (formerly identified as the San Pedro prospect) was worked in the early 1990's.  According to the operator, 150,000 metric tons was mined with an average grade of just over 3 g/mt gold.  The breccia is comprised of clasts that are up to several meters in diameter.  The controls of the breccia are in part structural and perhaps locally stratigraphic.  Breccia and related alteration features of silicification and barite deposition have been traced for 1,200 meters with thicknesses from several meters (distal) to over 40-meters at deepest depths observed.  Overlying alteration features, in places, are locally well-over 150 meters across.  SAMEX is seeking to acquire an additional concession adjacent to this area.

Gold mineralization in the open-pit occurs in breccia which has been strongly affected by supergene leaching.  SAMEX sampling of the breccia exposed in the open-pit, show gold values ranging from 0.05 to 9.5 grams per tonne in 151 rock-chip samples.  The geochemical character of the breccia suggests that primary mineralization (breccia intra-clast cement) may have been comprised of gold-bearing, iron-copper+/-zinc sulfides with an epithermal character (overprint (?)) of additional gold with associated anomalous arsenic and antimony.  The common presence of elevated to anomalous molybdenum values (up to 180 ppm) suggests that the source of the breccia-hosted mineralization may be a porphyry-copper intrusion.  SAMEX drilling will be designed to test for possible extensions of the mineralized breccia body where mining has been historically focused, and, to determine whether the exposed parts of the breccia are actually the margin of a concealed, large central breccia pipe that could comprise a sizeable ore-body.

Target V - Target V is a barite vein system hosted in andesite and volcaniclastic rocks.  The system is +700 meters long and nearly 300 meters wide.  Historical barite mining activity to shallow depths (+/- 15 meters), focused on steep-dipping veins that averaged a meter in width.  Barite is commonly associated with gold, silver and gold-silver deposits in epithermal environments.  SAMEX has mapped and sampled the vein sets and is planning drilling to test the down-dip character of the veins for possible gold, silver, and copper content.  The presence of complicated minor veining locally in outcrops suggests a bulk-tonnage target comprised of spaced major veins with intervening rocks containing abundant minor veins/veinlets.

The Los Zorros project contains many large-sized gold and copper-gold targets on a single property holding and thus represents a very important, strategic opportunity for the Company.  The prospect is geologically well-situated within the highly prospective mining belt that contains the copper-gold ore bodies of the Punta del Cobre District (150 million tonnes grading 1.5% copper, 0.2 to 0.6 g/t gold, 2 - 8 g/t silver), the large Candelaria mine (460 million tonnes grading 0.82% copper, 0.22 g/t gold, 3.1 g/t silver), the large, mined-out Chanarcillo silver deposit (+100 million ounces of silver), plus many smaller copper-gold and gold ore bodies which still locally support mining operations.  Infrastructure for large mining activity is readily available in the area with power, transportation, water, communications and manpower all within advantageously close distances.  Because of the large size of the property, the exploration effort to design the first-phase drill program is still in progress and the information and ideas behind the targets currently being developed must be considered as an evolving picture.  The possibility of defining further new target(s) on the property remains strong.  The exploration program at Los Zorros is being conducted by three senior geologists and a support staff of six working out of the Company's field office in Copiapo, Chile.  SAMEX is amply funded to conduct the planned exploration on the Los Zorros prospects and continue generative work toward identifying other properties for acquisition.

This News Release has been prepared by Robert Kell, Vice President - Exploration for SAMEX Mining Corp.  Mr. Kell is a "qualified person" pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.

This report includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward-looking statements that involve various risks.  Actual results could differ materially from those projected as a result of the following factors, among others: risks inherent in mineral exploration; risks associated with development, construction and mining operations; the uncertainty of future profitability and uncertainty of access to additional capital.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein

SAMEX MINING CORP.

   CORPORATE DIRECTORY

Corporate Office

SAMEX Mining Corp.

301 - 32920 Ventura Ave.

Abbotsford, BC

V2S 6J3

Canada

Tel: (604) 870-9920

Fax: (604) 870-9930

Toll Free: 800-828-1488

Directors & Officers

Jeffrey P. Dahl

President & Director

Peter J. Dahl

Chairman & Director

Robert (Rob) E. Kell

Vice President - Exploration

 & Director

Patricio G. Kyllmann

Director

Allen D. Leschert

Legal Counsel & Director

Larry D. McLean

Vice President - Operations

& Director

Brenda L. McLean

Corporate Secretary

Investor Contact

Jeffrey Dahl

Tel: (604) 870-9920

Fax: (604) 870-9930

Toll Free: 800-828-1488

Email: samex@telus.net

Corporate Web Site

 www.samex.com

Listings

Canadian Venture Exchange

Trading Symbol - SXG

NASD OTC Bulletin Board

Trading Symbol - SMXMF

U.S. Registration

Form 20F #0-13391

Subsidiaries

South American Mining

& Exploration Corp.

SAMEX International Ltd.

SAMEX S.A.

BOLIVEX S.A.

EMIBOL S.A.

Minera Samex Chile S.A.

Field Offices

Copiapo - Chile

La Paz - Bolivia

Transfer Agent

Computershare Trust

Company of Canada

#401 - 510 Burrard Street

Vancouver, BC  V6C 3B9

Registered Office

Suite 500

999 West Hastings Street

Vancouver, BC  V6C 2W2

Auditors

Steele & Co.

808 - 808 West Hastings St.

Vancouver, BC  V6C 1C8

Hidalgo Y Asociados Ltda.

Santiago - Chile

ECA Aparicio Asociados

La Paz - Bolivia

Solicitors

Leschert & Company

Vancouver, BC

Vergara & Compañia

Santiago - Chile

Bankers

Bank of Montreal

Vancouver, BC

END OF 2003 ANNUAL REPORT

April 16, 2004

BC Securities Commission

PO Box 10142 Pacific Centre

701 West Georgia Street

Vancouver, BC

V7Y 1L2

Dear Sirs:

RE:  BC Form 51-901F

Please see BC Form 51-901F which is on the second page of the Company's Annual Report which is attached as file name ANNREP.PDF.

Yours truly,

Per:   "Jeffrey P. Dahl"

Per:

"Larry D. McLean"

President

  Vice President, Operations

/blm

cc:

TSX Venture Exchange

Alberta Securities Commission

April 16, 2004

BC Securities Commission

PO Box 10142 Pacific Centre

701 West Georgia Street

Vancouver, BC

V7Y 1L2

Dear Sirs:

RE:  Annual General Meeting Materials

Attached are the following documents:

1.

Notice of Meeting

2.

Information Circular

3.

Proxy

WE HEREBY CERTIFY that a copy of the above referenced materials were mailed on April 16, 2004 to all the registered and non-registered shareholders by the Company's transfer agent, Computershare Trust Company of Canada.  Attached to this filing is the confirmation of mailing letter from Computershare.

Yours truly,

Per:   "Jeffrey P. Dahl"

Per:

"Larry D. McLean"

President

  Vice President, Operations

/blm

cc:

TSX Venture Exchange

Alberta Securities Commission

SAMEX MINING CORP.

#301 32920 Ventura Avenue, Abbotsford, BC, V2S 6J3  TEL:  (604) 870-9920  FAX:  (604) 870-9930

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of shareholders of SAMEX MINING CORP. (the "Company"), will be held in the Crown A Room, Best Western Regency Inn & Conference Centre, 32110 Marshall Road, Abbotsford, British Columbia on Thursday, May 20, 2004 at 2:30 in the afternoon, Abbotsford time, for the following purposes:

1.   To receive the Annual Report of the Directors to the Shareholders;

2.

To receive the Audited Financial Statements of the Company for the year ended November 30, 2003, and the Auditors' Report thereon.

3

To appoint Steele & Co., Chartered Accountants as auditors for the ensuing year and to authorize the Directors to fix the auditors' remuneration.

4.

To determine the number of Directors of the company at six (6).

5.

To elect Directors for the ensuing year.

6.

To consider and, if thought fit, pass an Ordinary Resolution to approve the Stock Option Plan on the terms set forth in the Information Circular accompanying this Notice (the "Stock Option Plan") and the granting of incentive stock options to insiders of the Company, upon such terms and conditions set forth in the Stock Option Plan and at such prices, in such amounts and subject to such additional terms and conditions as may from time to time appear to the Board of Directors to be desirable and in the best interests of the Company, subject in all cases to the approval of the TSX Venture Exchange (the "TSX") and the discretion of the Board of Directors;

7.

To transact such other business as may properly come before the Meeting.

Also accompanying this Notice of Meeting is an Information Circular (including a Supplemental Mailing List Return Card), Proxy, and an Annual Report with audited Financial Statements for the fiscal year ended November 30, 2003.

SHAREHOLDERS WHO ARE UNABLE TO ATTEND THE MEETING IN PERSON ARE REQUESTED TO DATE AND SIGN THE ENCLOSED PROXY FORM AND RETURN IT PROMPTLY TO THE COMPANY'S REGISTRAR AND TRANSFER AGENT IN ACCORDANCE WITH THE INSTRUCTIONS SET OUT IN THE FORM OF PROXY AND INFORMATION CIRCULAR ACCOMPANYING THIS NOTICE.  THE PROXY WILL NOT BE USED AT THE MEETING OR ANY ADJOURNMENT(S) THEREOF UNLESS THE SAME IS DEPOSITED AT THE OFFICE OF THE REGISTRAR AND TRANSFER AGENT, COMPUTERSHARE TRUST COMPANY OF CANADA, PROXY DEPT., 100 UNIVERSITY AVENUE, 9TH FLOOR, TORONTO, ONTARIO, M5J 2Y1, OR BY FAX: 1-866-249-7775 OR (416) 263-9524 AT LEAST 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE HOLDING OF THE MEETING.  THE ENCLOSED PROXY FORM IS SOLICITED BY MANAGEMENT AND YOU MAY AMEND IT, IF YOU SO DESIRE, BY STRIKING OUT THE NAMES LISTED THEREIN AND INSERTING IN THE SPACE PROVIDED THE NAME OF THE PERSON YOU WISH TO REPRESENT YOU AT THE MEETING.

IF A SHAREHOLDER RECEIVES MORE THAN ONE PROXY FORM BECAUSE SUCH SHAREHOLDER OWNS SHARES REGISTERED IN DIFFERENT NAMES OR ADDRESSES, EACH PROXY FORM SHOULD BE COMPLETED AND RETURNED.

DATED at Abbotsford, British Columbia this 2nd day of April, 2004.

BY ORDER OF THE BOARD

"Jeffrey P. Dahl"

___________________________

JEFFREY P. DAHL

PRESIDENT

SAMEX MINING CORP.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

to be held on May 20, 2004

INFORMATION CIRCULAR

(as at April 2, 2004, unless otherwise indicated)

1.

SOLICITATION OF PROXIES

This Information Circular is furnished to the common shareholders ("shareholders") by the Board of Directors of SAMEX MINING CORP. (the "Company") in connection with the solicitation of proxies to be voted at the Annual General Meeting of the shareholders to be held at the hour of 2:30 P.M. in the Crown A Room, Best Western Regency Inn & Conference Centre, 32110 Marshall Road, Abbotsford, British Columbia on Thursday, May 20, 2004 and at any adjournment thereof, for the purposes set forth in the Notice of Meeting.  Advance notice of the meeting was published in The Vancouver Sun, a newspaper in Vancouver, British Columbia on March 11, 2004 in accordance with Section S7.1 of the Statutory Reporting Company Provisions under the Business Corporations Act (British Columbia).

THE ENCLOSED PROXY IS SOLICITED BY AND ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY.  THE PERSONS NAMED IN THE ENCLOSED PROXY FORM ARE DIRECTORS AND SENIOR OFFICERS OF THE COMPANY.  A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING MAY DO SO EITHER BY INSERTING SUCH OTHER PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE PROXY FORM OR BY COMPLETING ANOTHER FORM OF PROXY.  To be used at this meeting, the completed Proxy Form should be deposited at the office of Computershare Trust Company Of Canada, Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, or by Fax: 1-866-249-7775 or (416) 263-9524 at least 48 hours (excluding Saturdays, Sundays and holidays) before the holding of the Annual General Meeting.  Solicitation will be primarily by mail, but some proxies may be solicited personally or by telephone by regular employees or directors of the Company at a nominal cost.  The cost of solicitation by the Board of Directors will be borne by the Company.

2.

REVOCABILITY OF PROXIES

A shareholder who has given a proxy may revoke it either by (a) signing a proxy bearing a later date and depositing the same at the Company's registered office at 500 - 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2 by mail or delivery by fax: 604 687-0043 at least 48 hours (excluding Saturdays, Sundays and holidays) before the holding of the Annual General Meeting; or (b) attending the meeting in person, revoking any prior proxy in writing, and registering with the scrutineers as a shareholder personally present prior to commencement of the Meeting.

3.

EXERCISE OF DISCRETION BY PROXIES

A shareholder's instructions on his Proxy Form as to the exercise of voting rights will be followed in casting such shareholder's votes on any ballot that may be called for.  IN THE ABSENCE OF ANY INSTRUCTIONS, THE SHARES WILL BE VOTED AS IF THE SHAREHOLDER HAD SPECIFIED AN AFFIRMATIVE VOTE.

The enclosed Proxy Form confers discretionary authority upon the persons named therein with respect to (a) amendments or variations to matters identified in the Notice of Meeting and (b) other matters which may properly come before the meeting or any adjournment thereof.  At the time of printing of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the meeting other than the matters referred to in the Notice of Meeting.

4.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director or senior officer of the Company, who has held the position at any time since the beginning of the last completed financial year of the Company, nor any proposed nominee of the management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise in any matter to be acted upon at the said Meeting (other than the election of directors or the appointment of auditor and any interest from the ownership of shares of the Company where the shareholder received no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company) save and except for the transactions referred to under the headings "Executive Compensation" and "Particulars of Other Matters to be Acted Upon" and as otherwise disclosed herein.

5.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has an authorized capital consisting of 100,000,000 Common Shares (the "Common Shares") without par value and 50,000,000 Preferred Shares having Special Rights and Restrictions as set forth in the Articles of the Company, each common share carrying the right to one vote.  The share transfer books of the Company will not be closed, but the Board of Directors has fixed April 2, 2004 as the record date (the "Record Date") for the determination of shareholders entitled to notice of and to vote at the Annual General Meeting and at any adjournment thereof, and only shareholders of record at the close of business on that date are entitled to such notice and to vote at the Annual General Meeting.  As of April 2, 2004, the Record Date, 63,785,098 Common Shares and none of the Preferred Shares were issued as fully paid and non-assessable.   A complete list of the shareholders entitled to vote at the Annual General Meeting will be open to examination by any shareholder for any purpose germane to the Annual General Meeting, during ordinary business hours for a period of 10 days prior to the Annual General Meeting, at the office of the Company at #301 32920 Ventura Avenue, Abbotsford, British Columbia.

To the knowledge of the directors or senior officers of the Company, no person beneficially owns, directly or indirectly or exercises control or direction over, shares carrying more than 10% of the voting rights attached to the Company's issued and outstanding Common Shares, as at the date hereof, except as follows:

Name and Address	Number of Shares	Percentage of Issued Shares
CDS & CO, Nci Account 25 The Esplanade PO Box 1038 Station A Toronto, ON, M5W 1G5	52,014,003(1)	81.54%
CEDE & Co. PO Box 20 Bowling Green Stn New York, NY 10274	7,740,522(1)	12.13%

 (1)These holders act as a depository for brokerage firms and other intermediaries.  Management of the Company is unaware of the beneficial owners of these shares.  The above information was supplied by the Company's transfer agent,

Computershare Investor Services Inc.

6.

VOTES NECESSARY TO PASS RESOLUTIONS AT THE ANNUAL GENERAL MEETING

Under the Company's Articles, the quorum for the transaction of business at the meeting consists of two (2) persons being or represented by proxy, shareholders holding at least 1/20 of the shares which may be voted at the meeting.  Under the Company's Articles and the Business Corporations Act (British Columbia) a majority of the votes cast at the meeting (in person or by proxy) is required in order to elect directors and to pass the ordinary resolutions referred to in the accompanying Notice of Meeting and a majority of not less than 3/4 of the votes cast at the meeting (in person or by proxy) are required in order to pass special resolutions.

7.

APPOINTMENT OF AUDITORS

The persons named in the enclosed Form of Proxy intend to vote for the appointment of Steele & Co., Chartered Accountants, 808 - 808 W. Hastings Street, Vancouver, BC, V6C 1C8, as Auditors of the Company to hold office until the next Annual General Meeting of shareholders.  Steele & Co., have been auditors of the Company since March 8, 1996.

8.

ELECTION OF DIRECTORS

The Board of Directors presently consists of six (6) directors and it is intended to determine the number of directors at six (6) and to elect six (6) directors for the ensuing year.

The persons named below are the nominees of management for election as directors.  Each director elected will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated under any of the relevant provisions of the Articles of the Company or the Business Corporations Act (British Columbia).  It is the intention of the persons named as proxyholders in the enclosed Form of Proxy to vote for the election to the Board of Directors of those persons hereinafter designated as nominees for election as directors.  The Board of Directors does not contemplate that any of such nominees will be unable to serve as a director, however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, PROXIES IN FAVOR OF MANAGEMENT DESIGNEES WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN HIS PROXY THAT HIS SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

The following table sets out the name of each of the persons proposed to be nominated for election as a director and the name of each of the persons whose term of office, if elected, shall continue after the meeting; all positions and offices in the Company presently held by him; his principal occupation at present and during the preceding five years; the period(s) during which he has served as a director; and the number of shares of the Company that he has advised are beneficially owned by him, directly or indirectly, or over which control or direction is exercised, as of the date hereof.

Name, Municipality of Residence and Position with Company	Present and Principal Occupation During the Last Five Years	Date of Appointment as Director	Common Shares Beneficially Owned or Controlled Directly or Indirectly
Peter J. Dahl(*)(**) Abbotsford, BC Chairman and Director	Consultant; Director of SAMEX Mining Corp. from November 1995 to present; Chairman of SAMEX Mining Corp. from August, 2001 to present.	November 3, 1995	537,100
Jeffrey P. Dahl Abbotsford, BC President, Chief Executive Officer and Director	President; Director of SAMEX Mining Corp. from November 1995 to present; President of SAMEX Mining Corp. from August, 2001 to present; Chief Executive Officer of SAMEX Mining Corp. from May, 2003 to present.	November 3, 1995	375,000
Robert E. Kell Missoula, MT Vice President, Exploration and Director	Geologist, Vice President, Exploration; Vice President, Exploration of SAMEX Mining Corp. from November 1995 to present.	June 11, 1996	440,000
Larry D. McLean(*) Abbotsford, BC Vice President, Operations, Chief Financial Officer and Director	Vice President, Operations; Vice President, Operations and Director of SAMEX Mining Corp. from November 1995 to present; Chief Financial Officer of SAMEX Mining Corp. from May, 2003 to present.	November 3, 1995	355,525
Patricio G. Kyllmann(**) La Paz, Bolivia Director	Director, Hansa Ltda. (commercial, industrial firm) from August 2001 to present President of SAMEX Mining Corp. from November 1995 to August, 2001; Director of SAMEX Mining Corp. from November 1995 to present.	November 3, 1995	84,700
Allen D. Leschert(*)(**) West Vancouver, BC Director and Legal Counsel	Barrister and Solicitor; Leschert & Company Law Corporation Director of SAMEX Mining Corp. from November 1995 to present.	November 3, 1995	232,912

  NOTES:

 (*)   Denotes member of Audit Committee

(**)   Denotes member of Compensation Committee

Unless otherwise stated above, each of the proposed nominees has held the principal occupation or employment indicated for at least five (5) years.  Unless otherwise stated each of the proposed nominees has served continually as director since the year he first became a director.

The information as to shares beneficially owned, not being within the knowledge of the Company, has been furnished by the respective individuals or has been extracted from the register of shareholdings maintained by the Company's transfer agent.

9.

EXECUTIVE COMPENSATION

Interpretation

In this section:

"Chief Executive Officer" or "CEO" means each individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year.

"Chief Financial Officer" or "CFO" means each individual who served as chief financial officer of the Company or acted in a similar capacity during the most recently completed financial year.

"Named Executive Officer" or "NEO" means:

a)

each CEO;

b)

each CFO:

c)

each of the Company's three most highly compensated executive officers, other than the CEO and the CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000;

and

d)

any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year-end.

Summary Compensation Table

The compensation for the NEOs for the Company's most recently completed financial year is as set out below:

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options/ SAR's Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Comp- ensation ($)
Jeffrey P. Dahl President & CEO	2001 2002 2003	84,000 84,000 84,000	nil 30,000 7,000	nil nil nil	nil (1)300,000 125,000	nil nil nil	nil nil nil	nil nil nil
Larry D. McLean Vice President, Operations & CFO	2001 2002 2003	75,000 75,000 75,000	nil nil 6,250	nil nil nil	nil 200,000 125,000	nil nil nil	nil nil nil	nil nil nil
Robert E. Kell Vice President, Exploration	2001 2002 2003	134,850 136,313 123,636	4,650 nil 9,516	nil nil nil	nil 200,000 125,000	nil nil nil	nil nil nil	nil nil nil
(1)	includes 100,000 incentive stock options granted as part of a bonus

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities), and therefore did not make any awards pursuant to an LTIP which were paid or distributed to the NEO's during the most recently completed financial year.

Options and Stock Appreciation Rights ("SARs") Granted During the Most Recently Completed Financial Year

The following table sets forth the particulars of individual grants of options to purchase or acquire securities of the Company and any  SARs granted to the Named Executive Officers and directors of the Company during the fiscal year ended November 30, 2003.

Name	Securities Under Options /SARs Granted in Financial Year	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Peter Dahl	75,000	10.07%	$1.00	$18,000	November 17, 2008
Jeffrey Dahl	125,000	16.78%	$1.00	$30,000	November 17, 2008
Robert Kell	125,000	16.78%	$1.00	$30,000	November 17, 2008
Larry McLean	125,000	16.78%	$1.00	$30,000	November 17, 2008
Allen Leschert	50,000	6.71%	$1.00	$12,000	November 17, 2008
Patricio Kyllmann	50,000	6.71%	$1.00	$12,000	November 17, 2008

Aggregated Options/SARs Exercised During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

None of the Named Executive Officers or directors held any SARs in respect of the Company's shares during the most recently completed financial year.

The following table provides detailed information regarding stock options exercised by the Named Executive Officers and directors during the financial year ended November 30, 2003, and stock options held by the Named Executive Officers and directors as at November 30, 2003:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at November 30, 2003		Value of Unexercised In-The-Money Options/SARs at November 30, 2003
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Peter Dahl	nil	nil	575,000		621,750
Jeffrey Dahl	50,000	16,000	675,000		710,750
Robert Kell	nil	nil	625,000		646,250
Larry McLean	nil	nil	625,000		646,250
Allen Leschert	100,000	132,000	450,000		480,500
Patricio Kyllmann	100,000 50,000	75,500	550,000		579,500

Option and SAR Repricings

The Company did not reduce the exercise price of any options or SARs held by Named Executive Officers during the most recently completed financial year.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have a pension plan or other defined benefit or actuarial plan.

Termination of Employment, Changes in Responsibility and Employment Contracts

The Company and its subsidiaries do not have any employment contracts with any Named Executive Officers.

The Company and its subsidiaries do not have any compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the event of (a) a change of control of the Company or any subsidiary or (b) the resignation, retirement or other termination of employment of the Named Executive Officers or (c) a change in responsibilities for the Named Executive Officers following a change of control where the amount involved (including all periodic payments or instalments) exceeds $100,000.00.

Composition of the Compensation Committee

A Compensation Committee ("the Committee") was formed during the most recently completed financial year to assist and advise the Board of Directors with respect to any and all matters relating to the compensation of the executive officers of the Company and such other persons as the Board of Directors may request from time to time.

The Committee is comprised of directors Allen Leschert, Patricio Kyllmann and Peter Dahl.  Mr. Dahl also serves as the Company Chairman, for which he does not receive any additional compensation.

Report on Executive Compensation

It is the policy of the Committee to compensate the Company's executive officers by cash payments and the granting of incentive stock options and, where considered appropriate, cash bonuses and other methods of compensation.  The incentive stock options are used to attract and retain qualified personnel, to motivate performance with incentive compensation.  Though the Committee has not established any specific compensation criteria directly related to corporate performance, the Committee's philosophy is to balance short and long term incentives in evaluating performance and determining actual incentive awards.  The Committee targets base salary levels by comparison with executive compensation disclosed by other public companies in the mineral resource industry of a similar size and circumstances to the Company, formal or informal surveys of compensation paid for comparable positions by other potential public and private employers, and other factors the Committee considers relevant, with adjustments to reflect factors pertaining to the Company as a whole such as the availability of financial resources and factors particular to the individual executive officer such as the timing and amount of any prior compensation increases and the composition thereof, changes in responsibility, the requirement for foreign travel and work assignments and the importance and relative scarcity of particular skills or expertise offered by the executive officer in light of the existing and anticipated future needs of the Company.  The base salaries are reviewed for market competitiveness and to reflect each executive officer's responsibilities, experience and individual performance.  The Company has not established any formal bonus program for executives, but does grant bonuses on a discretionary basis, having regard to the circumstances of the Company and the performance of the individual executive and other factors the Committee considers relevant.  The Company did not award any bonuses during the past financial year.  Subsequent to the end of the past financial year, in December, 2003, the Company granted each of the Company's senior officers, including the NEO's, a discretionary one-time bonus (in lieu of a Christmas or any other bonus) equal to one month's salary in recognition of the absence of any salary increases during the prior three years and the fact that each of them had voluntarily agreed to defer payment of a significant portion of their salaries in prior periods, due to the Company's constrained financial circumstances at the time.  Particulars of such bonuses are as follows:

Name and Office Held	Amount
Jeffrey Dahl, President	$7,000
Robert Kell, Vice President, Exploration	US $7,250
Larry McLean, Vice President, Operations	$6,250
Brenda McLean, Corporate Secretary	$4,375

Directors' Compensation

Directors of the Company do not receive fees or other cash compensation in their capacity as directors.  The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year or subsequently, up to and including the date of this Information Circular, except directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors and certain directors may be compensated for services as consultants or experts.

Allen Leschert, a director of the Company, provides legal services to the Company through the law firm, Leschert & Company Law Corporation.

Directors are also eligible to receive incentive stock options to purchase common shares granted from time to time.  The directors have been granted and/or exercised the incentive stock options described above under the heading "Options and Stock Appreciation Rights".

10.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No debts are owed to the Company nor has the Company guaranteed or supported the indebtedness of any person who is or at any time during the most recently completed fiscal year was a director, senior officer, or proposed nominee for election as a director of the Company, or any associate or affiliate of any of the foregoing, except as set out herein.

11.

INTEREST OF INSIDERS AND OTHERS IN MATERIAL TRANSACTIONS

Other than transactions carried out in the normal course of business of the Company or any of its affiliates, no person now is or who has been a director or senior officer of the Company at any time since the beginning of the last financial year, or any proposed management nominee for election as a director of the Company, any member beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company nor an associate or affiliate of any of the foregoing persons had, since the commencement of the Company's last completed financial year, any material interest, direct or indirect, in any transactions or proposed transactions which in either case has or would materially affect the Company or any of its subsidiaries, save and except for the transactions referred to under the headings "Executive Compensation" and "Particulars of Other Matters to be Acted Upon" or otherwise disclosed herein or set forth below.

On November 17, 2003, stock options were granted to directors and officers of the Company for the purchase of 590,000 shares at a price of $1.00 per share until expiry on November 17, 2008.

A director of the Company exercised a warrant on January 20, 2003 for the purchase of 250,000 shares at a price of $0.15/share.

A director of the Company exercised a stock option on August 13, 2003 for the purchase of 50,000 shares at a price of $0.20/share.

A director of the Company exercised a stock option on August 26, 2003 for the purchase of 100,000 shares at a price of $0.20/share.

A director of the Company exercised a stock option on November 13, 2003 for the purchase of 50,000 shares at a price of $0.20/share.

A director of the Company exercised a stock option on November 25, 2003 for the purchase of 100,000 shares at a price of $0.20/share.

Four directors of the Company were placees in the August 11, 2003 private placement for a total of 595,000 units at $0.40 per unit.  Each unit consists of one common share and one-half of a non-transferable share purchase warrant.  One full warrant will entitle the holder to purchase an additional common share at a price of $0.40 per share if exercised at any time during the two year term of the warrant.

A director of the Company exercised a warrant on October 10, 2003 for the purchase of 150,000 shares at a price of $0.10/share.

Subsequent to the fiscal year-end, the Compensation Committee recommended to the Board of Directors, that a bonus be paid in December 2003 to Senior Officers of the Company who have also been employees of SAMEX since 1995.  See Summary Compensation Table under Item 9., " Executive Compensation".

Subsequent to the fiscal year-end, a director of the Company exercised a warrant on February 9, 2004 for the purchase of 40,000 shares at a price of $0.25/share.

Subsequent to the fiscal year-end, a director of the Company exercised a warrant on February 19, 2004 for the purchase of 25,000 shares at a price of $0.40/share.

Subsequent to the fiscal year-end, a director of the Company exercised a stock option on December 9, 2003 for the purchase of 50,000 shares at a price of $0.20/share.

Subsequent to the fiscal year-end, a director of the Company exercised a stock option on December 10, 2003 for the purchase of 100,000 shares at a price of $0.20/share.

Subsequent to the fiscal year-end, a director of the Company exercised a stock option on February 26, 2004 for the purchase of 100,000 shares at a price of $0.40/share.

Subsequent to the fiscal year-end, a director of the Company exercised a warrant on March 31, 2004 for the purchase of 25,000 shares at a price of $0.40/share.

12.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in the Information Circular, no director or senior officer  of the Company named herein, no person who, to the knowledge of the Company, holds 10% or more of the votes, attached to securities of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing persons, has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction, which in either case has materially affected or will materially affect the Company.

13.

MANAGEMENT CONTRACTS

Management functions of the Company are not to any substantial degree performed by a person other than the directors or senior officers of the Company.

14.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

(a)

Number of Directors

The shareholders of the Company will be asked to pass an ordinary resolution to determine the number of directors of the Company at six (6).  The management of the Company recommends to the shareholders that the resolution be passed.

(b)

Resolution to Approve Stock Option Plan

The Company currently grants incentive stock options pursuant to a "rolling" stock option plan (the "Plan") which provides for the grant of incentive options equal in the aggregate (including any previously granted incentive options) to not more than 10% of the Company's issued and outstanding shares from time to time at the discretion of the Directors, subject to the terms and conditions of the Plan.  In accordance with the policies of the TSX Venture Exchange, the Company is required to obtain approval of the Plan on an annual basis.  Shareholders will be asked to consider and, if thought appropriate, pass an ordinary resolution approving the Company's incentive stock option plan, substantially in the form of the Plan attached hereto.  All such options will be non-transferable and will be subject to all necessary regulatory approvals.  Management of the Company recommends to the shareholders that the foregoing resolution be passed.

 (c)

Other Matters

Management of the Company is not aware of any other matters to come before the Meeting other than as set forth in the Notice of the Annual General Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Form of Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

15.

RESTRICTED SECURITIES

The Company does not currently have any outstanding restricted securities.

16.

ADDITIONAL INFORMATION

Additional information pertaining to the Company is filed publicly on the SEDAR system and is available for viewing by interested members of the public at www.sedar.com.  The Company's comparative financial statements and Management Discussion and Analysis also provide financial information pertaining to the Company for its most recently completed financial year which are available on SEDAR.  Shareholders may also request a copy, free of charge, by contacting the Company at #301-32920 Ventura Avenue, Abbotsford, British Columbia, V2S 6J3 (Attention:  Brenda McLean).

DATED as of this 2nd day of April, 2004

BY ORDER OF THE BOARD

"Jeffrey P. Dahl"

______________________

JEFFREY P. DAHL

PRESIDENT

SAMEX MINING CORP.

SUPPLEMENTAL MAILING LIST - RETURN CARD

Request for Interim Financial Statements

In accordance with National Instrument 54-102 of the Canadian Securities Administrators, registered and beneficial shareholders of the subject corporation may elect annually to receive interim financial statements of the corporation, if they so request.  If you wish to receive such mailings, please complete and return this form to:

SAMEX MINING CORP.

OR BY FAX TO: (604) 870-9930

#301- 32920 Ventura Avenue

Abbotsford, BC  V2S 6J3

I, the undersigned, certify that I am the owner of securities of SAMEX Mining Corp. and request that my name be placed on the company's Supplemental Mailing List in respect of its quarterly financial statements.

Name   (please print clearly)

Date

Address

City

     Province

Postal Code

Preferred Method of Communication:  (please check one)

Email ________

  or

Mail ________

Email Address:

Signature

Schedule "A"

SAMEX MINING CORP.

STOCK OPTION PLAN

(Rolling Option Plan)

SECTION 1

GENERAL PROVISIONS

.1

Interpretation

For purposes of this Plan, the following terms shall have the following meanings:

(a)

"Associate" has the meaning set out in section 1.2 of Policy 1.1 in the TSX-V Corporate Finance Manual;

(b)

"Board" means the Board of Directors of the Corporation;

(c)

"Business Day" means a day other than a Saturday, Sunday or any other day which is a statutory holiday in the Province of British Columbia;

(d)

"Common Shares" means the Common Shares of the Corporation;

(e)

"Corporation" means Samex Mining Corp.;

(f)

"Consultant" has the meaning set out in section 1.2 of Policy 4.4 in the TSX-V Corporate Finance Manual;

(g)

"Consultant Company" has the meaning set out in section 1.2 of Policy 4.4 in the TSX-V Corporate Finance Manual;

(h)

"Date of Grant" means the effective date an Option is granted under this Plan;

(i)

"Disinterested Shareholder Approval" means approval by majority of votes cast by all shareholders at a shareholders meeting of the Corporation, with holders of non-voting and subordinate voting shares of the Corporation being given full voting rights, other than votes cast by the Participant, if an Insider, and any other Insiders to whom Options may be issued or existing Options amended under the Plan or any Associates of the Participant or such Insiders;

(j)

"Directors" has the meaning set out in section 1.2 of Policy 4.4 in the TSX-V Corporate Finance Manual;

(k)

"Discounted Market Price" has the meaning set out in section 1.2 of Policy 1.1 in the TSX-V Corporate Finance Manual;

(l)

"Eligible Person" means an individual who is an Employee, Director, Management Company Employee or Consultant of the Corporation or a Subsidiary and who is not otherwise prevented from receiving the Option under the terms of the Policy, or a company, all of the shares of which are held by one or more such individuals;

(m)

"Employee" has the meaning set out in section 1.2 of Policy 4.4 in the TSX-V Corporate Finance Manual;

(n)

"Insider" has the meaning set out in section 1.2 of Policy 1.1 in the TSX-V Corporate Finance Manual;

(o)

 "Investor Relations Activities" has the meaning set out in section 1.2 of Policy 1.1 in the TSX-V Corporate Finance Manual;

(p)

"Management Company Employee" has the meaning set out in section 1.2 of Policy 4.4 in the TSX-V Corporate Finance Manual;

(q)

"Market Price" has the meaning set forth in section 1.2 of Policy 1.1 of the TSX-V Corporate Finance Manual;

(r)

"Option" means an option to purchase Common Shares granted to an Optionee pursuant to the terms of the Plan;

(s)

"Option Agreement" has the meaning set out in section 2.3(d) hereof;

(t)

"Optionee" has the meaning set out in section 1.2 of Policy 4.4 in the TSX-V Corporate Finance Manual;

(u)

"Participant" means Optionees to whom Options have been granted;

(v)

"Plan" means this Samex Mining Corp. Stock Option Plan;

(w)

"Policy" means policy 4.4 in the TSX-V Corporate Finance Manual, being the TSX-V policy on incentive stock options;

(x)

"Share Compensation Arrangement" means any stock option, stock option plan, employee stock purchase plan or other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise;

(y)

"Subsidiary" means a company the majority of whose voting shares are held by the Corporation at the time of grant;

(z)

"Take-over Bid" means a bona fide third party offer to acquire a majority of the issued and outstanding Common Shares made to any person or company or group of persons or companies or an offer to exchange a majority of such Common Shares for the shares of another company pursuant to an amalgamation, merger or similar transaction;

(aa)

"Termination Date" means the date when a Participant ceases to be an Eligible Person for any reason whatsoever other than death;

(bb)

"Tier 1 Issuer" and "Tier 2 Issuer" have the meanings set forth in the policy 2.1 of the TSX-V Corporate Finance Manual;

(cc)

"TSX-V" means the TSX Venture Exchange (otherwise known as the Canadian Venture Exchange Inc.);

(dd)

"United States" means the United States of America, its territories and possessions, and any area subject to the jurisdiction of the United States; and

(ee)

"U.S. Person" means any citizen, national or resident of the United States or any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof or any estate or trust that is subject to United States federal income taxation regardless of source of income.

In this Plan, words imparting the singular number only shall include the plural and vice versa and words imparting the masculine shall include the feminine.

This Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

.2

Purpose

The purpose of the Plan is to advance the interests of the Corporation by:

(a)

providing Eligible Persons with additional incentive;

(b)

encouraging stock ownership by such Eligible Persons;

(c)

increasing the proprietary interest of Eligible Persons in the success of the Corporation;

(d)

encouraging Eligible Persons to remain with the Corporation or its Subsidiaries;

and

(e)

attracting new employees and officers.

.3

Administration

(a)

The Plan shall be administered by the Board or a committee of the Board duly appointed for this purpose by the Board and consisting of not less than three directors.  If a committee is appointed for this purpose, all references herein to the Board will be deemed to be references to the Committee.

(b)

Subject to the limitations of the Plan, the Board shall have the authority to:

(i)

grant options to purchase Common Shares to Eligible Persons;

(ii)

determine the terms, limitations, restrictions and conditions respecting such grants;

(iii)

interpret the Plan and adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Plan as it shall from time to time deem advisable; and

(iv)

make all other determinations and take all other actions in connection with the implementation and administration of the Plan including without limitation for the purpose of ensuring compliance with Section 1.8 hereof as it may deem necessary or advisable.

The Board's guidelines, rules, regulations, interpretations and determinations shall be conclusive and binding upon the Corporation and all other persons.

.4

Shares Reserved

(a)

The maximum number of Common Shares which may be reserved for issuance for all purposes under the Plan shall be 10% of the Common Shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Common Shares reserved for issuance to such person under any other Share Compensation Arrangement (the "Reserve").  The maximum number of Common Shares which may be reserved for issuance to any one person under the Plan shall be 5% (or, if the Corporation is a Tier 1 Issuer and has obtained Disinterested Shareholder Approval, such greater amount as may be so approved up to the maximum unallocated portion of the Reserve) of the Common Shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Common Shares reserved for issuance to such person under any other Share Compensation Arrangement.

(b)

Any Common Shares subject to an Option which for any reason is cancelled or terminated without having been exercised shall again be available for grants under the Plan.  No fractional shares shall be issued and the Board may determine the manner in which fractional share values shall be treated.

(c)

If there is a change in the outstanding Common Shares by reason of any stock dividend or split, recapitalization, amalgamation, consolidation, combination or exchange of shares, or other corporate change, the Board shall make, subject to the prior approval of the relevant stock exchanges, appropriate substitution or adjustment in:

(i)

the number or kind of shares or other securities reserved for issuance pursuant to the Plan; and

(ii)

the number and kind of shares subject to unexercised Options theretofore granted and in the option price of such shares;

provided however that no substitution or adjustment shall obligate the Corporation to issue or sell fractional shares.  If the Corporation is reorganized, amalgamated with another corporation, or consolidated, the Board shall make such provision for the protection of the rights of Participants as the Board in its discretion deems appropriate.

.5

Limits with Respect to Insiders, Consultants and Investor Relations

(a)

The maximum number of Common Shares which may be reserved for issuance to Insiders under the Plan shall be 10% of the Common Shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Common Shares reserved for issuance to Insiders under any other Share Compensation Arrangement.

(b)

The maximum number of Common Shares which may be issued to Insiders under the Plan within a one year period shall be 10% of the Common Shares outstanding at the time of the issuance (on a non-diluted basis), less the aggregate number of Common Shares reserved for issuance to such person under any other Share Compensation Arrangement over the preceding one year period.  The maximum number of Common Shares which may be issued to any one Insider and such Insiders' Associates under the Plan within a one year period shall, unless the Corporation is on the Date of Grant a Tier 1 Issuer and the Option is approved by Disinterested Shareholder Approval, be 5% of the Common Shares outstanding at the time of the issuance (on a non-diluted basis), less the aggregate number of Common Shares reserved for issuance to such Insider under any other Share Compensation Arrangement over the preceding one year period.

(c)

Any entitlement to acquire Common Shares granted pursuant to any Share Compensation Arrangement prior to the grantee becoming an Insider shall be excluded for the purposes of the limits set out in (a) and (b) above.

(d)

Notwithstanding any other provision herein, the maximum number of Common Shares which may be reserved in a 12 month period for issuance to any one Consultant or persons employed in Investor Relations Activities shall not exceed 2% of the Corporation's issued and outstanding common shares at the Date of Grant and, if the Participant is a Consultant which provides services that include Investor Relations Activities, no more than 25% of the Common Shares under that Option shall vest in any three month period.

(e)

The Board shall, from time to time, establish appropriate procedures to monitor the trading in the securities of the Corporation by all Participants performing Investor Relations Activities, including, without limitation, the establishment of a designated brokerage account through which the Participant will be required to conducts all trades in the securities of the Corporation or a requirement for such Participant to file insider trade reports with the Board, and any Option granted to a Participant engaged in Investor Relations Activities shall be granted on and subject to compliance with such procedures.

.6

Non-Exclusivity

Nothing contained herein shall prevent the Board from adopting other or additional compensation arrangements, subject to any required approvals.

.7

Amendment and Terminating

(a)

The Board may amend, suspend or terminate the Plan or any portion thereof at any time in accordance with applicable legislation and subject to any required approval.  No such amendment, suspension or termination shall alter or impair any Options or any rights pursuant thereto granted previously to any Participant without the consent of such Participant.  If the Plan is terminated, the provisions of the Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force at the time of the Plan shall continue in effect during such time as an Option or any rights pursuant thereto remaining outstanding.

(b)

With the consent of the affected Participants, the Board may amend or modify any outstanding Option in any manner to the extent that the Board would have had the authority to initially grant such award as so modified or amended, including without limitation to change the date or dates as of which an Option becomes exercisable, subject to any required approvals.

(c)

If an Option is amended so as to result in a reduction in the exercise price of the Option and the Participant is an Insider of the Corporation at the time of a proposed amendment, such amendment shall be subject to and conditional upon receipt of Disinterested Shareholder Approval.

.8

Compliance with Legislation

The Plan, the grant and the exercise of Options hereunder and the Corporation's obligation to sell and deliver Common Shares upon exercise of Options shall be subject to all applicable federal, provincial and foreign laws, rules and regulations, the rules and regulations of any stock exchange(s) on which the Common Shares are listed for trading and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel to the Corporation, be required.  The Corporation shall not be obligated by any provision of the Plan or the grant of any Option hereunder to issue or sell Common Shares in violation of such laws, rules and regulations or any condition of such approvals.  No Option shall be granted and no Common Shares issued or sold hereunder where such grant, issue or sale would require registration of the Plan or of Common Shares under the securities laws of any foreign jurisdiction and any purported grant of any Option or issue or sale of Common Shares hereunder in violation of this provision shall be void.  In addition, the Corporation shall have no obligation to issue any Common Shares pursuant to the Plan unless such Common Shares shall have been duly listed, upon official notice of issuance, with all stock exchanges on which the Common Shares are then listed for trading.  Common Shares issued and sold to Participants pursuant to the exercise of Options may be subject to limitations on sale or resale under applicable securities laws.

.9

Vesting Provisions

The Board of Directors may prescribe, at the time of grant of a particular Option, that such Option is subject to such vesting provisions as they may deem appropriate and as are in compliance with Policy and any of the other applicable rules and policies of the TSX-V, which provisions shall be set forth in that Participant's Option Agreement.

.10

Hold Periods and Legends

(a)

Any Common Shares issuable upon exercise of an Option shall be subject to such hold period as may be applicable under the Securities Act (British Columbia) and any other applicable securities legislation ("Applicable Securities Legislation") and, where such hold period is applicable on the date of issuance of such Common Shares, shall, in addition to any legend required under Applicable Securities Legislation ("Statutory Legend"), be endorsed with a legend, as set out in this section 1.10 and such other legend as may be prescribed from time to time by legal counsel for the Corporation.

(b)

Where the Corporation is a Tier 2 Issuer or where the Corporation is a Tier 1 Issuer and an Options is granted at a price based on the Discounted Market Price, any Common Shares issuable upon exercise of the Option shall be subject to a hold period of four months from the Date of Grant, plus any additional hold period under Applicable Securities Legislation, and the share certificates representing such Common Shares shall be affixed with the applicable Statutory Legend and the following additional legend:

"Without prior written approval of the Exchange and compliance with all applicable securities legislation, the securities represented by this certificate may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the TSX Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until [insert date which is the date following the fourth month after the Date of Grant]."

(c)

Where the Corporation is a Tier 1 Issuer and an Option is granted at a price based on the Market Price, any Common Shares issuable upon exercise of the Option shall be subject to the hold period prescribed under Applicable Securities Legislation, and the share certificates representing such Common Shares shall be affixed with the applicable Statutory Legend.

.11

Effective Date

The Plan shall be subject to the approval of any relevant regulatory authority whose approval is required and shall be subject to the approval of shareholders of the Corporation.  Any Options granted prior to such approvals and acceptances shall be conditional upon such approvals and acceptances being given and no such Options may be exercised unless such approval and acceptance is given.

SECTION 2

OPTIONS

.1

Grants

Subject to the provisions of the Plan, the Board shall have the authority to determine the limitations, restrictions and conditions, if any, in addition to those set forth in Section 2.3 hereof, applicable to the exercise of an Option, including without limitation, the nature and duration of the restrictions, if any, to be imposed upon the sale or other disposition of Common Shares acquired upon the exercise of the Option, and the nature of the events, if any, and the duration of the period in which any Participant's rights in respect of Common Shares acquired upon exercise of an Option may be forfeited.  An Eligible Person may receive Options on more than one occasion under the Plan and may receive separate Options on any one occasion.

.2

Option Price

The Board shall establish the option price at the time each Option is granted, which shall in all cases be not less than the Discounted Market Price of the Common Shares covered by such Option at the date of the grant.

The option price shall be subject to adjustment in accordance with the provisions of Section 1.4(b) hereof.

.3

Exercise of Option

(a)

Options granted must be exercised no later than 5 years, if a Tier 2 Issuer, or 10 years, if a Tier 1 Issuer, after the Date of Grant or such lesser period as the Board may determine upon the grant of the Option or as the regulations made pursuant to the Plan may require.

(b)

Options shall not be assignable or transferable by the Participants otherwise than by will or the laws of descent and distribution, and shall be exercisable during the lifetime of a Participant only by the Participant and after death only by the Participant's legal representative.

(c)

Except as otherwise determined by the Board,

(i)

if a Participant ceases to be an Eligible Person for any reason whatsoever other than death, each Option held by the Participant will, subject to the provisions of Section 2.3(a) hereof, cease to be exercisable if the Corporation is a Tier 2 Issuer on the Date of Grant, 90 days, or, if the Corporation is a Tier 1 Issuer on the Date of Grant, such longer period as may be prescribed by the Board and stipulated in the Option, after the Termination Date.  Without limitation, and for greater certainty only, this provision will apply regardless of whether the Participant was dismissed with or without cause and regardless of whether the Participant received compensation in respect of dismissal or was entitled to a period of notice of termination which would otherwise have permitted a greater portion of the Option to be exercisable by the Participant;

(ii)

notwithstanding subsection 2.3(c)(i), if a Participant who is engaged in Investor Relations Activities and he ceases to be employed for any reason whatsoever other than death, each Option held by such Participant will, subject to the provisions of Section

(iii)

(iv)

 2.3(a) hereof, cease to be exercisable, if the Corporation is a Tier 2 Issuer on the Date of Grant, 30 days, or, if the Corporation is a Tier 1 Issuer on the Date of Grant, such longer period as may be prescribed by the Board and stipulated in the Option, after the Termination Date;

(v)

if a Participant dies, the legal representative of the Participant may, subject to the provisions of Section 2.3(a) hereof, exercise the Participants Options within six months after the date of the Participant's death, but only to the extent the Options were by their terms exercisable on the date of death.

(d)

Each Option shall be confirmed by an option agreement (an "Option Agreement") substantially in the form attached hereto as Schedule "A" together with such amendments and variations as may be approved by the Board at the Date of Grant, executed by the Corporation and by the Participant.

(e)

The exercise price of each Common Share purchased under an Option shall be paid in full in cash or by bank draft or certified cheque at the time of such exercise, and upon receipt of payment in full, but subject to the terms of the Plan, the number of Common Shares in respect of which the Option is exercised shall be duly issued as fully paid and non-assessable.

(f)

Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation at its registered office of a written notice of exercise addressed to the Secretary-Treasurer of the Corporation specifying the number of Common Shares with respect to which the Option is being exercised and accompanied by payment in full of the Option Price of the Common Shares to be purchased.  Certificates for such Common Shares shall be issued and delivered to the Optionee within a reasonable period of time following the receipt of such notice and payment.

(g)

Notwithstanding any of the provisions contained in the Plan or in any Option, the Corporation's obligation to issue Common Shares to a Participant pursuant to an exercise of an Option shall be subject to:

(i)

completion of such registration or other qualification of such Common Shares or obtaining approval of such governmental or regulatory authority as counsel to the Corporation shall reasonably determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(ii)

the admission of such Common Shares to listing on any stock exchange on which the Common Shares may then be listed; and

(iii)

the receipt from the Participant of such representations, agreements and undertakings, including as to future dealings in such Common Shares, as counsel to the Corporation reasonably determines to be necessary or advisable in order to safeguard against the violation of the laws of any jurisdiction.

In connection with the foregoing, the Corporation shall, to the extent necessary, take all reasonable steps to obtain such approvals, registrations and qualifications as may be necessary for issuance of such Common Shares in compliance with applicable laws and for the admission to listing of such Shares on any stock exchange in which the Common Shares are then listed.

.4

U.S. Restrictions

The Options granted under this Plan may not be exercised within the United States except in accordance with such restrictions and requirements as the Corporation, on advice of its legal counsel, may specify from time to time.

SECTION 3

TAKE-OVER BIDS

.1

Take-over Bids

If a Take-over Bid is made, then, notwithstanding Section 2, but subject to the other provisions of the Plan and subject to any required regulatory approvals, the following shall apply:

(a)

The Board may, in its sole and arbitrary discretion, give its express consent to the exercise of any Options which are outstanding at the time that such Take-over Bid was made regardless of whether such Options have vested in accordance with their terms.

(b)

If the Board has so expressly consented to the exercise of any Options outstanding at the time that such Take-over Bid was made, the Corporation shall, immediately after such consent has been given, give a notice in writing (a "Take-over Bid Notice") to each Participant then holding unexpired Options (whether vested or not) advising of the making of the Take-over Bid and such notice shall provide reasonable particulars of the Take-over Bid and shall specify that the Participant may, at any time during the period commencing on the date of the Take-over Bid Notice and ending on the date which is five days following the giving of the Take-over Bid Notice, exercise all or any portion of any such unexpired Options then held by the Participant.

(c)

If a Participant wishes to exercise any such Options, such exercise shall be made in accordance with Section 2.3 hereof; provided that, if necessary in order to permit such Participant to participate in the Take-over Bid, the Options so exercised shall be deemed to have been exercised and the issuance of the Common Shares issuable upon such exercise (such Common Shares being referred to in this Section 3.1(c) as the "Specified Shares") shall be deemed to have been issued, effective as of the first Business Day immediately prior to the date on which the Take-over Bid was made.

(d)

If, upon the expiry of the applicable Options exercise period specified in Section 3.1(b) above, the Take-over Bid is completed and a Participant did not, prior to the expiration of such exercise period, exercise the entire or any portion of the Option which such Participant could have exercised in accordance with the provisions of this Section 3.1, then, as of and from the expiry of such exercise period, the Participant shall cease to have any further right to exercise such Option, in whole or in part, and each such Option shall be deemed to have expired and shall be null and void.

(e)

If:

(i)

the Take-over Bid is not completed; or

(ii)

all of the Specified Shares tendered by the Participant pursuant to the Take-over Bid are not purchased by the offeror in respect thereof,

the Specified Shares or, in the case of clause (ii) above, the portion thereof that are not taken up and paid for by such offeror, shall be returned by the Participant to the Corporation and either cancelled or reinstated as authorized but unissued Common Shares, and the terms set forth herein shall again apply to the Option (or remaining portions thereof, as the case may be) pursuant to which the Specified Shares were purchased.

(f)

If any Specified Shares are returned to the Corporation pursuant to Section 3.1(e) above, the Corporation shall refund the applicable purchase price (without interest) to the Participant in respect of such Specified Shares.

(g)

In no event shall the Participant be entitled to sell or otherwise dispose of the Specified Shares otherwise than pursuant to the Take-over Bid.

SECTION 4

MISCELLANEOUS PROVISIONS

.1

The holder of an Option shall not have any rights as a shareholder of the Corporation with respect to any of the Common Shares covered by such Option until such holder shall have exercised such Option in accordance with the terms of the Plan (including tendering payment in full of the Option Price of the Common Shares in respect of which the Option is being exercised).

.2

Nothing in the Plan or any Option shall confer upon a Participant any right to continue in the employ of the Corporation or any Subsidiary or affect in any way the right of the Corporation or any Subsidiary to terminate his employment at any time; nor shall anything in the Plan or any Option be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Corporation or any Subsidiary to extend the employment of any Participant beyond the time which he would normally be retired pursuant to the provisions of any present or future retirement plan of the Corporation or any Subsidiary, or beyond the time at which he would otherwise be retired pursuant to the provisions of any contract of employment with the Corporation or any Subsidiary.

.3

The acceptance and exercise of the Option and the sale of Common Shares issued pursuant to exercise of the Option may have consequences under federal, provincial and US or other foreign tax and securities laws which may vary depending on the individual circumstances of the Participant.  Accordingly, the Participant acknowledges that he has been advised to consult his own legal and tax advisor in connection with this Plan and his dealings with respect to the Option or the Corporation's Common Shares.

SCHEDULE "A"

SAMEX MINING CORP.

301 - 32920 Ventura Avenue

Abbotsford, BC, V2S 6J3

TO:

______________ , 200__

Re: Option Agreement

You have been designated as an Eligible Person under the SAMEX MINING CORP. Stock Option Plan, a copy of which is enclosed with this letter (the "Plan").  All capitalised terms in this Agreement defined in the Plan shall have the same meaning herein as therein.  Assuming that you become a Participant by signing this letter, the details of the Options which have been granted to you under the Plan are as follows:

(a)

Designated Number (the aggregate
number of Common Shares which you may
purchase under the Option):

_____________

(b)

Option Price (price per Common Share):

$_____

(c)

Expiry Date:

___________ , 200__

(d)

Vesting Date and Designated Quantity
(the quantity of the Designated Number of
Common Shares which you may purchase each
year)

Vesting Date

Designated Quantity

Immediately after grant

All

If you accept the Options and agree to participate in the Plan and be bound by and comply with the terms and conditions of the Plan which are hereby specifically incorporated by reference into this Agreement and the terms and conditions set out herein, please sign one copy of this letter and return it to _________________________ by _______________________________ .

By signing and returning this letter to SAMEX MINING CORP., you hereby covenant, represent, warrant and agree that:

(a)

you shall not, directly or indirectly in any manner whatsoever, sell, transfer, assign, mortgage, charge, pledge, grant a security interest in or otherwise dispose of or encumber all or any part of the Options granted to you by this Option Agreement;

(b)

you are an individual which is an Eligible Person with respect to the Corporation or a Subsidiary at the date hereof;

(c)

if you are a company, you have prepared, executed and delivered herewith a TSX-V Form 4F Certification and Undertaking, a copy of which is attached hereto, which is true and correct in every material respect, for further filing by the Corporation with the TSX-V in conjunction with its seeking TSX-V approval to the Option; and

(d)

if you are a U.S. Person, you have prepared, executed and delivered herewith a supplemental Acknowledgment and Agreement for US Optionees substantially in the form provided by the Corporation, which is true and correct in every material respect.

This Option Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

SAMEX MINING CORP.

By:

I have read the SAMEX MINING CORP. Stock Option Plan and agree to comply with, and agree that my participation is subject in all respect to, its terms and conditions:

SIGNED in the presence of:

SIGNATURE:

(Signature of Witness)

NAME:

(Address of Witness)                                        (Date)

SCHEDULE "B"

NOTICE AND AGREEMENT

OF EXERCISE OF OPTION (CASH TRANSACTION)

I, the undersigned, hereby exercise the Stock Option granted to me pursuant to an agreement dated as of                               between SAMEX MINING CORP. and myself (the "Stock Option Agreement") as to                          Common Shares of SAMEX MINING CORP. (collectively, the "Option Shares").

Enclosed is the full payment specified in the Stock Option Agreement.

I hereby agree to assist the Company in the filing of, and will timely file, all reports that I may be required to file under applicable securities laws.

The number of Option Shares specified above are to be issued in the following registration:

(Print Optionee's Name)                                                                 (Optionee's Signature)

(Date)                                                                                             (Address)

SCHEDULE "C"

NOTICE AND AGREEMENT

OF EXERCISE OF OPTION (CASHLESS TRANSACTION)

I, the undersigned, hereby exercise the Stock Option granted to me pursuant to an agreement dated as of                               between SAMEX MINING CORP. and myself (the "Stock Option Agreement") as to                          Common Shares of SAMEX MINING CORP. (collectively, the "Option Shares").

Upon receipt of a cheque from my broker for full payment as specified in the Stock Option Agreement, I request the issuance of shares in my name and instruct the transfer agent to deliver the share certificate to my broker, at the address listed below, representing the common shares as soon as reasonably practical after receipt of the cash consideration:

Name:

_______________________________

Address:

_______________________________

_______________________________

_______________________________

Tel:

_______________________________

Fax:

_______________________________

I hereby agree to assist the Company in the filing of, and will timely file, all reports that I may be required to file under applicable securities laws.

(Print Optionee's Name)                                                                      (Optionee's Signature)

(Date)                                                                                                  (Address)

INSTRUCTIONS FOR COMPLETION OF PROXY

1.

This Proxy is solicited by the Management of the Company.

2.

This form of proxy ("Instrument of Proxy") must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada.

4.

A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)

appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder).  Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

OR

(b)

appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

5.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

6.

The Registered Shareholder may revoke this Instrument of Proxy by either (a) signing a proxy bearing a later date and depositing the same at the Company's registered office at 500 - 999 West Hastings Street, Vancouver, British Columbia by mail or delivery by fax: 604 687-0043 at least 48 hours (excluding Saturdays, Sundays and holidays) before the holding of the Annual General Meeting; or (b) attending the meeting in person, revoking any prior proxy in writing, and registering with the scrutineers as a shareholder personally present prior to commencement of the Meeting.

To be presented at the Meeting, this proxy form must be received at the office of Computershare Trust Company of Canada by mail or fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting.  The mailing address is:

Computershare Trust Company of Canada

Proxy Dept., 100 University Avenue, 9th Floor

 Toronto, Ontario   M5J 2Y1

Fax:  Within North American:  1-866-249-7775  Outside North America:  (416) 263-9524

Computershare Investor Services Inc.

Stock Transfer Services

Montreal Trust Centre

510 Burrard Street

Vancouver, British Columbia

Canada V6C 3B9

Tel:

604.661.9400

Fax:

604.661.9401

April 19, 2004

To:

All Applicable Commissions & Exchanges

Dear Sirs:

Subject:

            Samex Mining Corp.

We confirm that the following material was sent by pre-paid mail on April 16th, 2004 to the registered shareholders of Common shares of the subject Corporation:

A

Notice of Annual General Meeting / Information Circular / Supplemental Mailing List Return Card

B

Proxy

C

2003 Annual Report for the year ended November 30, 2003 / Quarterly and Year End Report BC Form 51-901F for the quarter ended  / Consolidated Financial Statements for the years ended November 30, 2003, 2002 and 2001 / Schedule B: Supplementary Information / Schedule C: Management Discussion

D

Return Envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary (with the exception of ADP - US) holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours Truly

COMPUTERSHARE INVESTOR SERVICES INC.

"Karen Patrus"

Mailing Specialist

Stock Transfer, Client Services

Telephone:

604.661.9400 (ext 4504)

Fax:

604.661.9401